As confidentially submitted to the Securities and Exchange Commission on March 12, 2021

as Amendment No. 2 to the Draft Registration Statement

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DYNACURE S.A.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

France	2834	Not Applicable
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Bioparc III

850, Boulevard Sébastien Brant

67400 Illkirch-Graffenstaden

France

Tel: +33 3 74 95 20 50

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

+ 1 877 467 3525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nathan Ajiashvili Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, New York 10022 +1 212 906 1200	Emmanuelle Trombe Bertrand Delafaye McDermott Will & Emery AARPI 23 rue de l’Université, 75007 Paris, France + 33 1 81 69 15 00	Eric Blanchard Divakar Gupta Richard Segal Denny Won Cooley LLP 55 Hudson Yards New York, New York 10001 +1 212 479 6000	Arnaud Duhamel Guilhem Richard Gide Loyrette Nouel A.A.R.P.I. 15 rue de Laborde, 75008 Paris, France +33 1 40 75 00 00

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Ordinary shares, nominal value €0.10 per share (1)	$	$

(1)

These ordinary shares are represented by American Depositary Shares, or ADSs, with each ADS representing                ordinary shares. ADSs issuable upon deposit of the ordinary shares registered hereby are registered pursuant to a separate registration statement on Form F-6 (File No. 333-                ).

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Includes the aggregate offering price of additional ordinary shares, represented by ADSs, which the underwriters have the option to purchase.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2021

PRELIMINARY PROSPECTUS

                 American Depositary Shares

Representing                  Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, of Dynacure S.A. We are offering                  ADSs, representing ordinary shares. Each ADS represents the right to receive                  ordinary shares, nominal value €0.10 per share, and the ADSs may be evidenced by American Depositary Receipts, or ADRs. We currently expect the initial public offering price to be between $         and $         per ADS.

Prior to this initial public offering, there has been no public market for our ADSs. We have applied to list our ADSs on the Nasdaq Global Market under the symbol “DYCU.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, will be eligible for reduced public company disclosure requirements.

	Per ADS	Total
Initial public offering price	$	$
Underwriting commissions(1)	$	$
Proceeds to Dynacure S.A., before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

Investing in our ADSs involves a high degree of risk. See  “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have agreed to issue, at the option of the underwriters, within 30 days from the date of this prospectus, up to an additional                      ADSs to be sold to the several underwriters at the initial public offering price.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2021.

J.P. Morgan	BofA Securities	Wells Fargo Securities

Needham & Company

Prospectus dated                     , 2021.

We are responsible for the information contained in this prospectus and any free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our ADSs in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADSs.

For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ADSs and the distribution of this prospectus outside the United States.

We are incorporated under the laws of France and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Dynacure,” the “Company,” “we,” “us” and “our” refer to (i) Dynacure SAS, together with our wholly owned subsidiaries, Dynacure US, Inc., and Dynacure NL B.V., prior to the conversion of Dynacure SAS into Dynacure S.A. and (ii) Dynacure S.A., together with our wholly owned subsidiaries, Dynacure US, Inc. and Dynacure NL B.V, subsequent to the conversion of Dynacure SAS into Dynacure S.A. which occurred on November 10, 2020.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in euro. Unless otherwise indicated, all monetary amounts in this prospectus are in euro. U.S. dollar amounts have been translated into euros at a rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated. All references in this prospectus to “$,” “U.S. Dollars” and “dollars” mean U.S. dollars and all references to “€,” “euro” and “EUR” mean euros. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

The consolidated financial statements in this prospectus for the years ended December 31, 2019 and 2020 are the consolidated financial statements for Dynacure S.A.

We converted our corporate form of a simplified joint stock company (société par actions simplifiée or SAS) into a public limited company (société anonyme or S.A.) on November 10, 2020.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our ADSs. You should read this entire prospectus carefully, including “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, before making an investment decision.

Overview

We are a clinical-stage company focused on developing and commercializing novel therapies to transform the lives of patients with rare diseases who have limited or no treatment options. We are initially focused on developing treatments for neuromuscular diseases, beginning with myotubular and centronuclear myopathies, or CNM, a group of devastating rare genetic disorders characterized by severe muscle weakness, or myopathy, with shortened life expectancy and significant morbidity. Our lead product candidate, DYN101, is an antisense oligonucleotide, or ASO, designed to be a disease-modifying medicine for treatment of the majority of CNM patients across multiple mutations in both adult and pediatric populations. ASOs are single-stranded, chemically synthesized nucleic acid analogs designed to bind a corresponding strand of ribonucleic acid and alter protein expression. We are conducting a Phase 1/2 clinical trial in Europe of DYN101, which is called UNITE-CNM, and we intend to expand this trial to sites in the United States in                , subject to U.S. Food and Drug Administration, or FDA, authorization to proceed. We expect to report interim pharmacokinetic, or PK, and safety data from this trial in the first half of 2022. DYN101 has been granted orphan drug designation by the FDA and European Medicines Agency, or EMA, and rare pediatric disease designation by the FDA. Our second program, DYN201, is a discovery-stage program focused on developing a treatment for a group of rare inherited neurodegenerative disorders characterized by spasticity and motor dysfunction called hereditary spastic paraplegias, or HSP.

Our Approach

We leverage our team’s core strength in translational research and development to identify what we believe to be the most suitable target and modality to address a particular rare disease, aiming to mitigate challenges faced by others in the development of therapeutics. We select diseases with high unmet need that correspond to patient populations with genetic mutations whom we believe can be treated by altering the expression of a specific gene. We aim to match the target with the most suitable technical modality to address the disease. In our DYN101 program, we identified dynamin 2, or DNM2, a protein which when elevated is toxic in muscle cells, as the principal disease-causing mechanism in CNM. We selected ASOs as a treatment modality based on their advantageous properties that we believe make them well suited to target DNM2 and our previous experience with this technology in our preclinical studies.

Leveraging our relationships in the industry, we formed a strategic collaboration with Ionis Pharmaceuticals, Inc., or Ionis, a world leader in the discovery and development of ASOs. Our initial research collaboration and license agreement with Ionis provides us access to its state-of-the-art ASO technology, which underpins our lead product candidate, DYN101.

Patients are at the core of what we do. We are strengthening and growing our relationships with patient advocacy groups, key opinion leaders and practitioners, to establish Dynacure as a patient-focused leader in the treatment of rare neuromuscular disorders.

Our Pipeline

The following table summarizes our current pipeline of wholly owned programs with an initial focus on treating rare neuromuscular diseases.

*

We are currently conducting our UNITE-CNM Phase 1/2 clinical trial of DYN101 in Europe and intend to expand our ongoing trial to clinical sites in the United States in             , subject to FDA authorization to proceed.

DYN101

Background to CNM

CNM is a group of rare and severe neuromuscular diseases that result from genetic mutations that impair the function of protein within muscle cells. Affected muscles in CNM patients have a distinctive histological appearance and severely impaired function, but the muscle tissue remains present and does not become fibrotic as in muscular dystrophies. People with CNM begin experiencing muscle weakness at any time from birth to early adulthood and many patients die within the first 18 months of life. Patients who survive longer require intense medical management and nearly uninterrupted support, including permanent ventilation, brace with head support and feeding tubes. There is currently no FDA- or EMA-approved therapeutic treatment for CNM. An AAV-based gene therapy, focusing on a small pediatric population in a subset of CNM patients, is in clinical development by Audentes Therapeutics; however, serious adverse events in this clinical trial, including patient deaths, have sparked safety concerns.

Three classical forms of CNM have been identified, which make up approximately 72% of the estimated 4,000 to 5,000 CNM patient population in the United States, European Union, Japan and Australia. The most severe form is X-linked myotubular myopathy, or XLCNM, caused by mutations in the MTM1 gene, which encodes for the myotubularin protein. Autosomal dominant CNM, or ADCNM, results from mutations in one copy of the DNM2 gene. Autosomal recessive CNM, or ARCNM, results from mutations in both copies of the B1N1 gene.

Our cofounder and Chief Scientific Officer, Belinda Cowling, Ph.D. conducted the foundational research that identified the central role that DNM2 protein expression plays in disease pathogenesis in all three classical forms of CNM. We have demonstrated in our preclinical studies that DNM2 protein when elevated is toxic to muscle cells and leads to structural disruption to the fibers resulting in impaired function. These observations drove the design of what we believe to be an optimal therapeutic strategy: by aiming to reduce DNM2 protein expression with our lead product candidate, DYN101, we are potentially able to provide a disease-modifying treatment to the majority of CNM patients.

Overview of Our DYN101 Program

We are developing our lead product candidate, DYN101, an ASO designed to reduce the expression of DNM2 protein, for the treatment of CNM. We believe that the unique properties of ASO technology provide several advantages for this program, including:

•	Validated technology with several antisense medicines approved by the FDA or comparable regulatory authorities, including one for a neuromuscular disease.

•	Precise specificity by targeting a single strand of ribonucleic acid, or RNA, without permanently changing the patient’s genome.

•

Broad tissue distribution allowing the targeting of diseases affecting various tissue types, including muscle, and potential use without the need for vehicles or conjugates to help with targeted tissue delivery.

•

Ability for dose titration, allowing for dose-dependent and reversible control of level and duration of protein expression, with a long half-life in the range of weeks to months, which could allow for weekly, monthly or even less frequent dosing depending on the disease and target tissue.

•	Low immunogenicity that allows for a potentially broader addressable patient population and repeat dosing compared to other therapeutic approaches, such as gene therapies.

•	Well-established and scalable manufacturing processes, which could make ASOs more cost effective to produce than other therapeutic approaches, such as gene therapies.

We have an exclusive, worldwide, royalty-bearing license, under our agreement with Ionis to research, develop, manufacture and commercialize our lead product candidate, DYN101, an ASO for the treatment of CNM.

We are developing DYN101 to treat both adult and pediatric patients with XLCNM, ADCNM and ARCNM. In our preclinical studies, we observed that a reduction in DNM2 protein expression through treatment with an ASO via injection reversed CNM disease features, improved muscle mass and muscle force and extended lifespan in mouse models of the most severe forms of CNM. We are conducting our UNITE-CNM Phase 1/2 clinical trial, dosing intravenously (IV) once per week, in Europe for the treatment of patients aged 16 or older with XLCNM and ADCNM, the two most common forms of CNM. We intend to expand this trial to sites in the United States in             , subject to FDA authorization to proceed. We expect to report interim PK and safety data from the low- and mid-dose cohorts from this trial in the first half of 2022 and expect to report final data in 2023. We also plan to initiate a Phase 1/2 clinical trial of DYN101 in pediatric patients in Europe. Following interim data from the UNITE-CNM Phase 1/2 trial in adults, and subject to regulatory authorization, we could commence this pediatric clinical trial as early as the first half of 2022. We believe that DYN101 represents a differentiated therapeutic approach and, if approved, could provide the first disease-modifying treatment for a majority of patients suffering from CNM. Patents covering DYN101 expire in 2039, exclusive of possible patent term extensions or adjustments.

DYN201

Our second program, DYN201, is a discovery-stage program to develop a potential treatment for HSP. HSP affects approximately five out of every 100,000 people worldwide and is characterized by debilitating and severe progressive weakness and spasticity and can be associated with mild to severe cognitive defects. There are currently no disease-modifying therapies for any form of HSP. We are conducting initial target-validation studies and expect to report on these studies in 2021. If target validation is achieved, we will proceed to candidate selection.

Our Team

We have assembled an international, seasoned management and scientific research and development team with extensive experience in identifying, developing and commercializing novel therapies for rare diseases. We are led by our Chief Executive Officer, Stephane van Rooijen, M.D., MBA, who has a deep understanding of rare disease drug development and commercialization from leading roles at companies such as Genzyme and Viropharma. Belinda Cowling, Ph.D., our cofounder and Chief Scientific Officer, has nearly 20 years of experience in neuromuscular disease research and has published more than 35 publications in peer-reviewed journals, including the proof-of-concept studies for DYN101. Leen Thielemans, Ph.D., our Chief Development Officer, and Chris Freitag, M.D., our Chief Medical Officer, have more than 40 years of combined experience, from drug discovery through late-stage clinical development, at small biotechnology and large pharmaceutical companies. Our Chief Operating Officer, Frédéric Legros, Ph.D., has an extensive track record in corporate and business development, and our Chief Financial Officer, Dave Garrett, has over 15 years of experience in finance functions in life sciences companies. In addition, Brett Monia, the Chief Executive Officer of Ionis, has been a member of our board of directors since our inception in 2016, supporting our development strategy.

We are supported by a syndicate of leading international life sciences investors, including Andera Partners, Bpifrance, Idinvest Partners, Kurma Partners, Perceptive Advisors, Pontifax, Sphera and Tekla Capital Management. Since our inception, we have raised €85.8 million in net proceeds through private financings with these investors.

Our Strategy

Our vision is to become a global leader in rare inherited disorders by developing and commercializing therapeutics that transform the lives of patients suffering from life-threatening disorders.

The key elements of our strategy are to:

•	Advance the development of DYN101 for the treatment of the majority of patients with CNM.

•	Develop DYN101 for the treatment of both adult and pediatric CNM patient populations.

•	Advance our DYN201 program for the treatment of HSP.

•	Expand the treatment potential of our programs to additional neuromuscular diseases.

•	Continue to build strategic collaborative relationships to expand our access to cutting-edge technologies and platforms.

•

Establish Dynacure as a patient-focused leader in the treatment of rare neuromuscular disorders by strengthening and growing our relationships with key opinion leaders, practitioners and patient advocacy groups.

•	Build a purpose-driven company for the long term with development, marketing and commercial capabilities.

Corporate Information

We were incorporated as société par actions simplifiée under the laws of France in 2016 and we converted to a société anonyme on November 10, 2020. We are registered at the Strasbourg Trade and Company Registry (Registre du commerce et des sociétés) under the number 817 666 217. Our principal office is located at Bioparc III, 850, Boulevard Sébastien Brant, 67400 Illkrich-Graffenstaden, France, and our telephone number is +33 (0)3 74 95 20 50. Our website address is www.dynacure.com. The information contained on, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our ADSs. Among these important risks are the following:

•	We have a limited operating history, which may make it difficult for you to evaluate our prospects and likelihood of success.

•

We have incurred significant net losses since inception and we expect to continue to incur significant net losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or sustain profitability.

•

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts or other operations.

•

Our business has been and could continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could adversely affect our operations, as well as the business or operations of our manufacturers, CROs, or other third parties with whom we conduct business.

•

We are substantially dependent on the success of our lead product candidate, DYN101, which is currently in clinical development in Europe and on clinical hold by the FDA in the United States. If we are unable to complete development of, obtain approval for and commercialize DYN101 in a timely manner, our business will be harmed.

•

We are early in our development efforts and currently have only one clinical-stage product candidate. If we are unable to successfully develop, obtain regulatory approval and ultimately commercialize any current or future product candidates, or experience significant delays in doing so, our business will be materially harmed.

•

The Ionis License Agreement is important to our business. If we or Ionis fail to adequately perform under the Ionis Agreement, or if we or Ionis terminate the Ionis License Agreement, the development and commercialization of DYN101 would be materially delayed and our business would be adversely affected.

•

The regulatory approval processes of the FDA, EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

•

Clinical development is lengthy and uncertain. The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable regulatory authorities or otherwise produce positive results. We may encounter substantial delays and costs in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

•

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

•

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

•	Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

•	Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from complying with new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the closing of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Foreign Private Issuer

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

The Offering

ADSs offered by us	ADSs, each representing ordinary shares.

Ordinary shares to be outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise in full their option to purchase additional ADSs).

Option to purchase additional ADSs	We have agreed to issue, at the option of the underwriters, within 30 days from the date of this prospectus, up to an additional ADSs to be sold to the several underwriters at the initial public offering price.

American Depositary Shares	Each ADS represents ordinary shares, nominal value €0.10 per share. As an ADS holder you will not be treated as one of our shareholders and you will not have shareholder rights. The depositary will hold the ordinary shares underlying the ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (€ million) (or approximately $ million (€ million) if the underwriters exercise in full their option to purchase additional ADSs), based on an assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, to advance the clinical development of DYN101 and the continued research and development of our DYN201 program, and to fund the development of our future pipeline programs, as well as for working capital and other general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not expect to pay any dividends on the ordinary shares or ADSs in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Proposed Nasdaq symbol	“DYCU”

The number of our ordinary shares (including ordinary shares represented by ADSs) to be outstanding after this offering is based on 4,982,846 ordinary shares outstanding as of December 31, 2020, and excludes:

•

79,154 ordinary shares issuable upon the exercise of options (options de souscription et/ou d’achats d’actions, or SO) outstanding as of December 31, 2020, with a weighted average exercise price of €15.27 per ordinary share;

•	220,648 ordinary shares issuable upon the vesting of free shares (actions gratuites, or AGA) outstanding as of December 31, 2020;

•

431,340 ordinary shares issuable upon the exercise of share warrants (bons de souscription d’actions, or BSA) outstanding as of December 31, 2020, with a weighted average exercise price of €13.03 per share;

•

252,498 ordinary shares that may be issued upon conversion of the Convertible Promissory Note (as defined in Related Party Transactions—Ionis Convertible Promissory Note) outstanding as of December 31, 2020; and

•

             ordinary shares reserved pursuant to delegations of authority from our shareholders for grants after this offering of options (SO), free shares (AGA), share warrants (BSA) and shares reserved under our 2021 Employee Share Purchase Plan, or 2021 ESPP (which will become effective in connection with this offering), to our directors, executive officers, employees, consultants, board observers and advisors.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	a -for-one forward share split of our ordinary shares (including our Series A, Series B and Series C ordinary shares) effected on , 2021;

•

the reclassification of all outstanding Series A, Series B and Series C ordinary shares into 4,551,343 ordinary shares upon the termination of the Amended and Restated Shareholders’ Agreement, dated March 31, 2020, among the Company and the investors party thereto, or the Shareholders Agreement, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part;

•	the effectiveness of our amended and restated bylaws, or bylaws, in connection with this offering;

•	no exercise, vesting or settlement of the outstanding options (SO), free shares (AGA) or share warrants (BSA) described above;

•	no conversion of the Convertible Promissory Note described above; and

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data for the periods indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following summary consolidated financial data together with the consolidated financial statements included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We maintain our books and records in euros, and we prepare our consolidated financial statements in accordance with U.S. GAAP.

	Year Ended December 31,
	2019	2020
	(in thousands, except share and per ordinary share amounts)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	€8,330	€12,727
General and administrative	2,753	5,753

Loss from operations	(11,083)	(18,480)
Interest expense	(205)	(214)
Foreign currency losses	(33)	(17)

Loss before income tax expense	(11,321)	(18,711)
Income tax expense	(2)	(24)

Net loss	€(11,323)	€(18,735)

Per share information:
Net loss per ordinary share, basic and diluted(1)	€(6.50)	€(5.32)

Weighted average ordinary shares outstanding, basic and diluted(1)	1,741,629	3,523,399

(1)

Series A, Series B and Series C ordinary shares are included in the basic and diluted net loss per share. For details on the calculation of our basic and diluted net loss per ordinary share see Note 2 to our audited consolidated financial statements, respectively, included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	€54,012	€54,012	€
Working capital(1)	54,191	54,191
Total assets	60,504	60,504
Convertible promissory note with related party	4,068	4,068
Loans payable (current and noncurrent)	2,350	2,350
Series A, B and C ordinary shares	89,529	—		—
Total shareholders’ equity (deficit)	(39,734)	49,795

(1)	Working capital is calculated as current assets minus current liabilities.

(2)

The pro forma column reflects the reclassification of all outstanding Series A, Series B and Series C ordinary shares into 4,551,343 ordinary shares upon the termination of the Shareholders Agreement, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part.

(3)

The pro forma as adjusted column reflects: (i) the pro forma adjustments set forth in footnote (2) above and (ii) the issuance and sale of                ADSs in this offering at an assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, total assets and total shareholders’ equity (deficit) by €                million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.

An increase or decrease of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, total assets and total shareholders’ equity (deficit) by €                million, assuming that the assumed initial public offering price remains $                , which is the midpoint of the price range set forth on the cover page of this prospectus.

The pro forma as adjusted information discussed above is illustrative only and will depend on the actual public offering price, the actual number of ADSs offered by us and other terms of this offering determined at pricing. U.S. dollar amounts have been translated into euros at a rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ADSs. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ADSs could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history, which may make it difficult for you to evaluate our prospects and likelihood of success.

We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We were incorporated in 2016, have no products approved for commercial sale and have not generated any revenue from product sales. To date, we have devoted substantially all of our resources and efforts to organizing and staffing our company, business planning, executing collaborations, raising capital, licensing, discovering, identifying and developing potential product candidates, establishing and securing related intellectual property rights, conducting preclinical studies of our product candidates and initiating and conducting our ongoing Phase 1/2 clinical trial of DYN101, our lead product candidate, and providing general and administrative support for these operations. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability than it could be if we had a longer operating history or a history of successfully developing, obtaining marketing approval for and commercializing products.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields. We also may need to transition from a company with a research focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, it could have a material adverse impact on our business.

We have incurred significant net losses since inception and we expect to continue to incur significant net losses for the foreseeable future. We have never generated any revenue from product sales and may never achieve or sustain profitability.

We have incurred net losses since our inception, have not generated any revenue from product sales to date and have financed our operations principally through private financings of our Series A, Series B and Series C ordinary shares, grants, research credits and subsidies afforded to us under French law, and loans from Bpifrance in connection with our research and development efforts. We continue to incur significant research and development and other expenses related to our ongoing operations. We incurred net losses of €11.3 million and €18.7 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of €46.1 million. Our losses have resulted principally from expenses incurred in the research and development of our lead product candidate, DYN101, and other programs and from management and administrative costs and other expenses that we have incurred while building our business infrastructure. We are conducting a Phase 1/2 clinical trial of our lead product candidate, DYN101, for the treatment of myotubular and centronuclear myopathies, or CNM, and our other program, DYN201, is in the discovery stage. As a result, we expect that it will be several years, if ever, before we have a commercialized product and generate revenue from product sales. Furthermore, the costs of advancing product candidates into each succeeding clinical phase tend to increase substantially over time. The total costs to advance any of our product candidates to marketing approval in even a single jurisdiction would be substantial and difficult to accurately predict. Because of the numerous risks and uncertainties associated with the development of drug products, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of products or achieve or maintain profitability.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue to advance product candidates through clinical development, continue preclinical development, expand our research and development activities, develop new product candidates, complete preclinical studies and clinical trials, operate as a U.S. public company, seek regulatory approval and, if we receive regulatory approval, commercialize our product candidates or make milestone, royalty or other payments under in-license or collaboration agreements. The net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital and shareholders’ equity. If we are unable to develop and commercialize one or more product candidates, either alone or through collaborations, or if revenue from any product that receives marketing approval are insufficient, we will not achieve profitability. Even if we obtain regulatory approval for and successfully commercialize DYN101, we expect that we will continue to incur substantial research and development and other expenses to identify and develop other product candidates. Even if we do achieve profitability, we may not be able to sustain profitability or meet outside expectations for our profitability. If we are unable to achieve or sustain profitability or to meet outside expectations for our profitability, the value of our ADSs could be materially adversely affected.

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations, and our expenses will increase substantially in the foreseeable future in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of, and seek marketing approval for, our current and future product candidates. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek regulatory and marketing approval for, our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to drug sales, marketing, manufacturing and distribution. Because the design and outcome of clinical trials are highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop. Following this offering, we also expect to incur additional costs associated with operating as a U.S. public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and drug development programs or future commercialization efforts.

As of December 31, 2020, we had €54.0 million in cash. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash, will be sufficient to fund our operating expenses and capital expenditure requirements                  . Our estimate as to how long we expect the net proceeds from this offering, together with our existing cash, to be able to continue to fund our operating expenses and capital expenditure requirements is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We plan to use the net proceeds from this offering to advance the clinical development of DYN101 and the continued research and development of our DYN201 program, and to fund the development of our future pipeline programs, as well as for working capital and other general corporate purposes. Advancing the development of our product candidates will require a significant amount of capital. The net proceeds from this offering and our existing cash will not be sufficient to fund all of the activities that are necessary to complete the regulatory approval and development of our product candidates.

We will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute our securityholders or restrict our operating activities. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses on terms that are not favorable to us. Adequate additional financing may not be available to us on acceptable terms, or at all. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact our ability to access capital as and when needed. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our product-development programs, clinical trials or future commercialization efforts.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our business has been and could continue to be adversely affected by the evolving and ongoing COVID-19 global pandemic in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations. The COVID-19 pandemic could adversely affect our operations, as well as the business or operations of our manufacturers, CROs, or other third parties with whom we conduct business.

In December 2019, the coronavirus disease, COVID-19, was identified in Wuhan, China. Since then, COVID-19 has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and travel bans and government stay at home orders have caused widespread disruption in business operations and economic activity. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. We continue to monitor how the COVID-19 pandemic is affecting our employees, business, development programs and ongoing clinical trial for DYN101. In response to the spread of COVID-19, we closed our executive offices for a period of time in compliance with the requirements of the French government, with our administrative employees continuing their work outside of our offices, limited the number of staff in any given research and development laboratory and have taken other precautionary measures as well. Many of our third-party collaborators, such as our CMOs, CROs, suppliers and others, have taken similar precautionary measures.

The COVID-19 pandemic, and the measures we have taken in response, have disrupted our business and delayed certain of our programs and timelines. For example, the timeline for our Phase 1/2 clinical trial for DYN101 was delayed by approximately six months due to difficulties in enrolling and retaining patients as a result of the COVID-19 pandemic. While there has been an industry-wide slowdown in enrollment in clinical trials due to the COVID-19 pandemic, our patient population for our ongoing Phase 1/2 clinical trial is particularly vulnerable to COVID-19 since many adult CNM patients require ventilator support. This, coupled with the fact that CNM is a rare disease with an estimated prevalence of 4,000 to 5,000 patients in the United States, Europe, Australia and Japan, could result in additional delays and costs in enrolling and retaining patients for our ongoing clinical trial.

The COVID-19 pandemic has also impacted and may continue to impact personnel at our third-party manufacturing facilities or the availability or cost of materials, which would disrupt our supply chain, and it may affect our ability to timely complete our ongoing UNITE-CNM Phase 1/2 trial and delay the initiation of any future preclinical studies or clinical trials, disrupt regulatory activities or have other adverse effects on our business and operations. For example, we have experienced delays in receiving supplies of raw materials for future clinical development due to the impact of COVID-19 on our suppliers’ ability to timely manufacture these materials.

Further, as a result of the COVID-19 pandemic, we may continue to experience additional disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties enrolling and retaining patients in our ongoing or future clinical trials, such as the delay described above we experienced for our ongoing Phase 1/2 clinical trial for DYN101;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

•

changes in local regulations as part of a response to the COVID-19 pandemic, which may require us to change the ways in which our clinical trials are conducted, and which may result in unexpected costs, or lead us to discontinue the clinical trials altogether;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of regulatory authorities, which may impact review and approval timelines;

•

risk that participants enrolled in our clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

•	interruptions, difficulties or delays arising in our ongoing Phase 1/2 trial for DYN101 as a result of safety concerns that COVID-19 has on these patients;

•	refusal by the FDA, EMA or comparable regulatory authorities to accept data from clinical trials in affected geographies;

•	increased costs relating to mitigating the impact of COVID-19 on any of the foregoing factors;

•

interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	interruptions in preclinical studies, including from our CROs and other third parties, due to restricted or limited operations at our laboratory facility;

•	interruptions, difficulties or delays arising in our existing operations and company culture as a result of all of our employees working remotely, including those hired during the COVID-19 pandemic;

•

limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruption or delays to our sourced discovery and clinical activities; and

•	additional delays, difficulties or interruptions as a result of current or future shutdowns due to the COVID-19 pandemic in countries where we or our third-party service providers operate.

If patient enrollment is delayed for an extended period of time, our ongoing and planned clinical trials could be delayed or otherwise adversely affected. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted. In addition, ongoing or planned clinical trials may also be impacted by interruptions or delays in the operations of the FDA, EMA and comparable foreign regulatory agencies. We continue to monitor the ongoing situation in the European Union and United States, including evaluating new trial sites in order to mitigate risks. Many of these adjustments are new and untested, may not be effective, may affect the integrity of data collected, and may have unforeseen effects on the progress and completion of our clinical trials and the findings from such clinical trials.

In addition, we may encounter a shortage in supplies of, or in delays in shipping, our study drug or other components of the clinical trial vital for successful conduct of the trial. Further, the successful conduct of our clinical trials depends on retrieving laboratory data from patients. Any failure by the laboratories with which we work to send us such data could impair the progress of such clinical trials. These events could delay our clinical trials, increase the cost of completing our clinical trials, and negatively impact the integrity, reliability, or robustness of the data from our clinical trials.

In addition, quarantines, shelter-in-place, and similar government orders, or the perception that such orders, shutdowns, or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at our CROs or third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our ability to continue meeting clinical supply demand or otherwise advancing development of any product candidate may become impaired.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms.

The COVID-19 pandemic continues to rapidly evolve. Although many countries, including the United States, have re-opened, rises in new cases have caused certain countries to reimpose restrictions. The extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in

Europe, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in Europe, the United States and other countries to contain the pandemic and treat the disease. Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact our personnel and the personnel of third parties in the United States, the European Union and other countries.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

The amount of our future losses is uncertain and our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•

the timing and success or failure of clinical trials for our current or future product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	our ability to successfully recruit and retain patients for ongoing or future clinical trials, and any delays caused by difficulties in such efforts, including as a result of the COVID-19 pandemic;

•	our ability to obtain marketing approval for our current or future product candidates, and the timing and scope of any such approvals we may receive;

•	the timing and cost of, and level of investment in, research and development activities relating to our current or future product candidates, which may change from time to time;

•	the cost of manufacturing our current or future product candidates, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	our ability to attract, hire and retain qualified personnel;

•	expenditures that we will or may incur to develop or acquire additional product candidates;

•	the level of demand for our current or future product candidates should they receive approval, which may vary significantly;

•

the risk/benefit profile, cost and reimbursement policies with respect to our current or future product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates;

•	general market conditions or extraordinary external events, such as recessions or the COVID-19 pandemic;

•	the changing and volatile U.S., European and global economic environments; and

•	future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ADSs could decline substantially. Such a ADS price decline could occur even when we have met any previously publicly stated guidance we may provide.

Risks Related to the Discovery, Development, Preclinical and Clinical Testing and Manufacturing of Our Product Candidates

We are substantially dependent on the success of our lead product candidate, DYN101, which is currently in early clinical development. If we are unable to complete development of, obtain approval for and commercialize DYN101 in a timely manner, our business will be harmed.

Our future success is dependent on our ability to timely complete clinical trials, obtain marketing approval for and successfully commercialize DYN101, our lead product candidate. We are investing significant efforts and financial resources in the research and development of DYN101. We are currently conducting a Phase 1/2 trial of DYN101 for the treatment of CNM.

Our success with DYN101 will depend on several factors, including the following:

•	the successful and timely completion of our ongoing Phase 1/2 clinical trial of DYN101;

•

the initiation and successful patient enrollment and completion of additional clinical trials of DYN101 on a timely basis, including our planned expansion of the Phase 1/2 clinical trial in the United States pending resolution of a clinical hold issued by the FDA on December 3, 2020, and the initiation of a Phase 1/2 clinical trial in pediatric patients in Europe;

•	acceptance by the FDA and EMA of data from our ongoing Phase 1/2 trial and any subsequent trials;

•	maintaining and establishing relationships with CROs and clinical sites for the clinical development of DYN101 in the United States, the European Union and internationally;

•	the frequency and severity of adverse events in the clinical trials;

•	the efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any other comparable regulatory authority for marketing approval;

•	the timely receipt and maintenance of marketing approvals for DYN101 from applicable regulatory authorities;

•	the outcome, timing, and cost of meeting regulatory requirements established by the FDA, EMA and other comparable foreign regulatory authorities;

•	establishing commercial manufacturing capabilities and receiving/importing commercial supplies approved by the FDA, EMA and other regulatory authorities from any future third-party manufacturer;

•

maintaining and growing an organization of people who can develop and, if approved, commercialize, market, and sell DYN101 to physicians, patients, healthcare payors, and others in the medical community;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development of DYN101;

•

the maintenance of existing, or the establishment of new, scaled production arrangements with third-party manufacturers to obtain finished products that are appropriate for commercial sale of DYN101, if approved;

•	obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity in the United States, the European Union and internationally;

•	obtaining and maintaining regulatory exclusivity;

•	the protection of our rights in our intellectual property portfolio;

•	addressing any potential delays resulting from factors related to the COVID-19 pandemic;

•	the successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

•	our ability to compete with other therapies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize DYN101, which would materially harm our business. If we do not receive marketing approvals for DYN101, we may not be able to continue our operations.

To date, we have invested a significant portion of our efforts and financial resources in the development of DYN101 for the treatment of CNM. Our future success is substantially dependent on our ability to successfully complete clinical development for, obtain regulatory approval for, and successfully commercialize DYN101, which may never occur. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to DYN101, which will require additional clinical development, management of clinical and manufacturing activities, regulatory approval, establishing commercial scale manufacturing, and significant sales, marketing, and distribution efforts before we can generate any revenue from any commercial sales. We cannot be certain that we will be able to successfully complete any of these activities or that, even if it receives regulatory approval, DYN101 will be as effective as anticipated at treating CNM.

The research, testing, manufacturing, labeling, approval, sale, packaging, marketing, and distribution of drug products are subject to extensive regulation by the FDA, the EMA and other comparable regulatory authorities in other countries. We are not permitted to market or promote DYN101 before we receive marketing approval from the FDA, EMA or other comparable regulatory authorities, and we may never receive such marketing approval. We have not submitted a New Drug Application, or NDA, to the FDA or comparable applications to other regulatory authorities for DYN101. We may not be in a position to do so for several years, if ever. If we are unable to obtain the necessary regulatory approval for DYN101 in a particular country, we will not be able to commercialize DYN101 for the treatment of CNM in that country. As a result, our financial position will be materially adversely affected and we may not be able to generate sufficient revenue to continue our business.

We are early in our development efforts and currently have only one clinical-stage product candidate. If we are unable to successfully develop, obtain regulatory approval and ultimately commercialize any current or future product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are in the early stages of our development efforts and, while our lead product candidate, DYN101, is currently in an ongoing Phase 1/2 trial in Europe, our other program, DYN201, is in the discovery stage. We have invested substantially all of our efforts in developing DYN101, identifying potential product candidates and conducting preclinical studies. Prior to initiating clinical development for any of our product candidates in the United States, we will need to progress them through IND-enabling studies and receive authorization from the FDA to proceed under an Investigational New Drug application, or IND, or similar filings and authorizations from comparable regulatory authorities. Although our Clinical Trial Application, or CTA, for the UNITE-CNM Phase 1/2 trial was approved in certain countries in Europe, the FDA issued a clinical hold on December 3, 2020, in which the FDA has requested additional supplemental information regarding our in vivo toxicology studies. We are currently working to address the FDA’s requests, but there is no assurance that we will be able to resolve the clinical hold and initiate clinical trials of DYN101 in the United States in a timely manner, or at all. In addition, the FDA may require additional preclinical studies prior to the effectiveness of an IND in the United States. We also cannot be certain if the FDA’s clinical hold will prompt the competent national authorities in Europe to take action with respect to the ongoing trial in Europe, including a possible suspension. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

•

successful completion of preclinical studies with favorable results, including those compliant with good laboratory practices toxicology studies, biodistribution studies and minimum effective dose studies in animals;

•

acceptance of INDs by the FDA, or similar regulatory filing by the EMA or comparable regulatory authorities for the conduct of clinical trials our current and future product candidates and our proposed design of future clinical trials;

•	successful enrollment in clinical trials and completion of clinical trials with favorable results;

•	demonstrating safety and efficacy to the satisfaction of applicable regulatory authorities;

•	receipt of marketing approvals from applicable regulatory authorities, including NDAs from the FDA or drug approvals from the EMA, and maintaining such approvals;

•	making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	addressing any potential delays resulting from factors related to the COVID-19 pandemic;

•	establishing and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

•	maintaining an acceptable safety profile of our products following approval;

•	commercial acceptance by patients, the medical community and third-party payors; and

•	maintaining and growing an organization of people who can develop and commercialize our products and technology.

If we are unable to develop, obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

Results of preclinical studies, clinical trials, or analyses may not be indicative of results in later trials.

The results of preclinical studies, clinical trials, or analyses of the results from such studies or trials may not be predictive of the results of later clinical trials. Product candidates in later clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and prior clinical trials or having shown promising results based on analyses of data from earlier trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding earlier promising results. In addition, conclusions based on promising data from analyses of clinical results may be shown to be incorrect in subsequent clinical trials or may not be considered adequate by regulatory authorities. Even if we complete later clinical trials, we cannot be certain that their results will support the safety and efficacy requirements sufficient to obtain regulatory approval, and, as a result, our clinical development plans may be materially harmed.

In addition, to date, the proof of concept of our DYN201 program for the treatment of a group of rare inherited neurodegenerative disorders called hereditary spastic paraplegias is based on preclinical models of another compound for a different indication. We are currently conducting target-validation studies and there is no guarantee that any proof of concept trial will provide sufficient evidence to advance our research beyond the proof of concept stage. If we are not successful in validating the target for DYN201 and developing a therapy to address the target, we may be forced to abandon the program. In the event that DYN201 does satisfactorily establish proof of concept, and it does advance into preclinical or clinical trials, it may face the risks and challenges identified in the preceding paragraph.

Interim, initial, “top-line”, and preliminary data from our preclinical studies or clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data could result in volatility in the price of our ADSs.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.

If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

The regulatory approval processes of the FDA, EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

We are not permitted to commercialize, market, promote or sell any product candidate before we receive marketing approval from the FDA, EMA or other comparable regulatory authorities. The time required to obtain approval by the FDA, EMA and other comparable regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve a product. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of our product candidates, the FDA, EMA and other comparable regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Prior to obtaining approval to commercialize a product candidate in the United States, Europe or in other markets, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for DYN101 are promising, such data may not be sufficient to support approval by the FDA, EMA and comparable foreign regulatory authorities. For example, in connection with our pre-IND meetings with the FDA for our Phase 1/2 clinical trial for DYN101, we proposed using data from natural history studies to support our regulatory submissions for DYN101. Specifically, the natural history study data would assist us in generating an individualized predicted trajectory for each enrolled patient on our endpoints of interest, which would be used as a comparator to evaluate how patients administered DYN101 deviate from that predicted trajectory. While the FDA has not accepted this proposal to date, we plan to continue discussing this strategy with the FDA moving forward. These prospectively designed natural history studies and other real world evidence we may submit to support applications for marketing approval may not be accepted by FDA, EMA, or other comparable regulatory authorities. The FDA, EMA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for DYN101 and any future product candidates either prior to or post-approval, or may object to elements of our clinical development program.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or other comparable regulatory authorities may disagree with the design, implementation or results of our clinical trials;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•

the FDA, EMA or comparable foreign regulatory authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States and Europe;

•

the FDA, EMA or other comparable regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	the FDA, EMA or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support a submission for, or to obtain, regulatory approval;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

the FDA, EMA or other comparable regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies of our product candidates; and

•	the approval policies or regulations of the FDA, EMA or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects.

In addition, even if we obtain approval of our product candidates, regulatory authorities may approve our product candidates for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings, or a Risk Evaluation and Mitigation Strategy, or REMS. For example, several approved ASO therapeutics are required to be obtained through a REMS program. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Regulatory authorities may not approve the price we intend to charge for products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could seriously harm our business.

Clinical development is lengthy and uncertain. The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable regulatory authorities or otherwise produce positive results. We may encounter substantial delays and costs in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Drug discovery and development has inherent risks and the historical failure rate of product candidates in development high. Before we can initiate clinical trials for any future product candidates, we must submit the results of preclinical studies to the FDA, EMA or comparable foreign regulatory authorities, along with other information, including information about chemistry, manufacturing and controls, and our proposed clinical trial protocol, as part of an IND, CTA or similar regulatory filing under which we must receive authorization to proceed with clinical development. Before obtaining marketing approval from the FDA, EMA or other comparable regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate the safety and efficacy of our product candidates. Clinical testing is expensive, difficult to design and implement, and can take many years to complete, and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

In addition, we may rely in part on preclinical, clinical and quality data generated by CROs and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. In addition, in the future we expect significant portions of clinical trials for our current and future product candidates will be conducted outside of France, which will make it more difficult for us to monitor CROs as well as clinical sites and investigators and perform visits of our clinical sites, and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials in accordance with the applicable protocols and compliance with applicable regulations. If these third parties do not conduct our clinical trials properly, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed, and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase.

We do not know whether our future clinical trials will begin on time or enroll patients on time, or whether our ongoing and/or future clinical trials will be completed on schedule or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

•	the FDA, EMA or other comparable regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•

obtaining regulatory authorizations to commence a trial, including, for example, resolution of a clinical hold issued by the FDA on December 3, 2020 for our Phase 1/2 clinical trial of DYN101, which we are working on addressing, or reaching a consensus with regulatory authorities on trial design;

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any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval from one or more institutional review boards, or IRBs;

•	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes to clinical trial protocol;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	manufacturing sufficient quantities of a product candidate;

•	subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up;

•	subjects choosing an alternative treatment for the indication for which we are developing our product candidates, or participating in competing clinical trials;

•	lack of adequate funding to continue the clinical trial;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies;

•	selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

•

a facility manufacturing our product candidates or any of their components being ordered by the FDA, EMA or other comparable regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice, or cGMP, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	any changes to our manufacturing process that may be necessary or desired;

•	occurrence of adverse events in clinical trials of the same class of agents conducted by other companies;

•	the impacts of the COVID-19 pandemic on our ongoing and future clinical trials;

•	third-party vendors not performing manufacturing and distribution services in a timely manner or to sufficient quality standards;

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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or GCP, or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner;

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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA, EMA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications; or

•	other factors outside of our control, such as the COVID-19 pandemic.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA, EMA or other comparable regulatory authorities. Such authorities may impose such a suspension or termination due to a number of other factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other comparable regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials outside of the United States and the European Union, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in such countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with such countries’ regulatory schemes, as well as political and economic risks relevant to such countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA, EMA or other comparable regulatory authorities. The FDA, EMA or other comparable regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA, EMA or other comparable regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, EMA or other comparable regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenue from any of these product candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenue.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may encounter substantial delays in commencement, enrollment or completion of our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, which could prevent us from commercializing any product candidates we determine to develop on a timely basis, if at all.

The risk of failure in developing product candidates is high. It is impossible to predict when or if any product candidate would prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of product candidates in humans. In March 2020, we commenced dosing patients in our first clinical trial, UNITE-CNM, in Europe, and we have not previously conducted, nor completed, a clinical trial of any product candidate. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.

Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our INDs, CTAs and comparable regulatory filings. We cannot be certain of the timely identification of a product candidate or the completion or outcome of our preclinical testing and studies and cannot predict whether the FDA, EMA or other comparable regulatory authority will accept our proposed clinical programs or whether the outcome of our preclinical testing and studies will ultimately support the further development of any product candidates. Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. As a result, we cannot be sure that we will be able to submit INDs, CTAs or comparable regulatory filings for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs, CTAs or comparable filings will result in the FDA, EMA or comparable regulatory authorities allowing clinical trials to begin.

Furthermore, product candidates are subject to continued preclinical safety studies, which may be conducted concurrently with our clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact our ability to continue to conduct our clinical trials.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in trial design, dose selection issues, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by the FDA, EMA or other comparable regulatory authorities. In particular, each of the conditions for which we plan to evaluate our current product candidates are rare diseases with small patient populations from which to draw for clinical studies. For example, our lead product candidate, DYN101, is designed to treat patients with CNM, which has an estimated prevalence in the United States, Europe, Australia and Japan of 4,000 to 5,000 patients, with approximately 58% in the United States and 26% in the European Union. As a result, the process of finding and enrolling patients in our clinical trials may prove costly and require more effort to identify suitable patients, which could result in slower enrollment than we anticipate. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.

Patient enrollment may also be affected if our competitors have ongoing clinical trials for product candidates that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment and retention for any of our clinical trials may be affected by other factors, including:

•	size and nature of the patient population;

•	severity of the disease under investigation;

•	availability and efficacy of approved drugs for the disease under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the product candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients;

•	continued enrollment of prospective patients by clinical trial sites;

•	the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

•	other factors outside of our control, such as the COVID-19 pandemic.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. We expect our product candidates to face intense and increasing competition as new products enter the relevant markets and advanced technologies become available. We face potential competition from many different sources, including pharmaceutical, biotechnology and specialty pharmaceutical companies. Academic research institutions, governmental agencies and public and private institutions are also potential sources of competitive products and technologies. Our competitors may have or may develop superior technologies or approaches, which may provide them with competitive advantages. Many of these competitors may also have compounds already approved or in development in the therapeutic categories that we are targeting with our product candidates. In addition, many of these competitors, either alone or together with their collaborators, may operate larger research and development programs or have substantially greater financial resources than we do, as well as greater experience in:

•	developing product candidates;

•	undertaking preclinical testing and clinical trials;

•	obtaining regulatory approval;

•	formulating and manufacturing products; and

•	launching, marketing and selling products.

Moreover, we also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates.

If these competitors access the marketplace before we do with safer, more effective, or less expensive therapeutics, our product candidates, if approved, may not be profitable to sell or worthwhile to continue to develop. Technology in the pharmaceutical industry has undergone rapid and significant change, and we expect that it will continue to do so. Any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development.

Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors. Competition may reduce the number and types of patients available to us to participate in clinical trials, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA, EMA or other comparable regulatory authorities or in discovering, developing and commercializing products in our field before we do.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain marketing approval from the FDA, EMA or other comparable regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other therapeutic platforms or product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

We may be unable to obtain regulatory approvals from the FDA, EMA and other comparable authorities and, as a result, may be unable to commercialize our product candidates.

Our product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States, European Union and in many other jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.

We have not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA, EMA or any other regulatory authority. The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable, and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA, EMA and comparable regulatory authorities use when evaluating clinical trial data can and often changes during drug development, which makes it difficult to predict with any certainty how they will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA, EMA or other comparable regulatory authority policy during the period of drug development, clinical trials and regulatory review.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from the particular product candidate for which we developing and seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS as part of approving a NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

Outside of the United States and the European Union, we are also subject to numerous other regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The regulatory approval process varies among countries, and generally includes all of the risks associated with FDA and EMA approval described above as well as risks attributable to the satisfaction of local regulations in other jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA or EMA approval.

Our current or future product candidates may cause severe adverse events, toxicities or other undesirable side effects that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our product candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Our lead product candidate, DYN101, is an antisense oligonucleotide, or ASO, that is designed to treat CNM. DYN101 is the first ASO product candidate designed to reduce expression of DNM2, which means there is uncertainty with respect to the safety characteristics of DYN101. If we cannot demonstrate that DYN101 is safe and effective for human use, we may need to abandon or alter this development program. Additionally, if other ASO product candidates or therapies are found to cause undesirable side effects or to be unsafe, it could adversely affect the clinical, regulatory or commercial perception of DYN101 and our future product candidates.

If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Patients in our ongoing and planned clinical trials may in the future suffer significant adverse events or other side effects not observed in our preclinical studies. Some of our product candidates may be used as chronic therapies or be used in pediatric populations, for which safety concerns may be particularly scrutinized by regulatory agencies.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Further, if any future product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such product candidate, a number of potentially significant negative consequences could result, including:

•	we may be forced to suspend marketing of that product, or decide to remove the product form the marketplace;

•	regulatory authorities may withdraw approvals or change their approvals of such product, or require us to conduct additional clinical trials;

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regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way the product is administered;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or to sued and held liable for harm caused to subjects or patients; or

•	we could be sued and held liable for harm caused to patients; and the product may become less competitive, and our reputation may suffer.

We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

The FDA, EMA and other comparable regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We may choose to conduct international clinical trials in the future. The acceptance of study data by the FDA, EMA or other comparable regulatory authorities from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to current GCP requirements; and (3) the FDA is able to validate the data through an on-site inspection or other appropriate mean. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any other comparable regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any other comparable regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, although our CTA for the UNITE-CNM Phase 1/2 trial was approved by the competent national authorities of the countries in which the trial sites are located in Europe, the FDA issued a clinical hold preventing initiation of the trial in the United States on December 3, 2020, which we are currently working to address. In addition, we cannot be certain if the FDA’s clinical hold will prompt the competent national authorities in Europe to take action with respect to the ongoing trial in Europe, including a possible suspension. Further, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining regulatory approvals and establishing and maintaining compliance with regulatory requirements outside the United States and European Union could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

We have received Rare Pediatric Disease Designation from FDA for DYN101 for the treatment of centronuclear myopathy. Rare Pediatric Disease Designation by the FDA may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that DYN101 will receive marketing approval in the United States. Even if DYN101 receives marketing approval in the United States, it may not meet the eligibility criteria for a priority review voucher.

We have received Rare Pediatric Disease designation for DYN101 for the treatment of centronuclear myopathy. In 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This provision is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

Congress included a sunset provision in the statute authorizing the rare pediatric disease priority review voucher program. Specifically, the FDA may not award the voucher to sponsors of marketing applications unless either (1) the drug or biologic has received rare pediatric disease designation as of September 30, 2024 and is then approved by the FDA no later than September 30, 2026; or (2) Congress reauthorizes the program. DYN101 may not be approved for the treatment of centronuclear myopathy by the sunset date, or at all, and, therefore, we may not be in a position to obtain a priority review voucher prior to expiration of the program, unless Congress further reauthorizes the program and we obtain approval prior to any extended expiration date. Additionally, designation of a drug for a rare pediatric disease does not guarantee that an application will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Finally, a Rare Pediatric Disease designation does not lead to faster development or regulatory review of the product, or increase the likelihood that it will receive marketing approval. We may or may not realize any benefit from receiving a voucher.

Even though FDA and EMA have granted orphan designation for DYN101 for the treatment of centronuclear myopathies, we may be unable to obtain orphan drug designation for other product candidates, and we may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product as an orphan product if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union.

We have obtained orphan drug designation in the United States and European Union for DYN101 for the treatment of centronuclear myopathies. In the United States, orphan designation entitles a party to financial incentives such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate that has orphan designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including an NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. The applicable exclusivity period is ten years in Europe, but such exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA, EMA or other comparable regulatory authority can subsequently approve the same drug for the same condition if such regulatory authority concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, orphan drug exclusivity does not prevent the FDA from approving competing drugs for the same or similar indication containing a different active ingredient. In addition, if a different drug is later approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity. In addition, if an FDA orphan designated product receives marketing approval for an indication broader than or different from what is designated, such product may not be entitled to orphan exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. Also, other product candidates may obtain approval before us and receive orphan drug exclusivity, which could block us from entering the market.

Even if our product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, EMA or other comparable regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCP for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

•	delays in or the rejection of product approvals;

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning or untitled letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension, modification or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	required entrance into a consent decree, which can include imposition of various fines, reimbursement for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	total or partial suspension of production; and

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad, particularly in light of the new U.S. presidential administration. Namely, the previous U.S. presidential administration took several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict whether or how these executive actions, including the Executive Orders, will be implemented, authority or the extent to which they will be rescinded or replaced under the new U.S. presidential administration. The policies and priorities of the new U.S. presidential administration are not fully known and could materially impact the regulatory framework governing our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action, and we may not achieve or sustain profitability.

Our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, and government price reporting laws, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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the federal civil monetary penalties and false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives during the previous year. The information reported is publicly available on a searchable website, with disclosure required annually; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws require biotechnology companies to report information on the pricing of certain drug products; and some state and local laws require the registration of sales representatives.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If DYN101 and any future product candidate is approved for marketing, and we are found to have improperly promoted off-label uses, or if physicians prescribe or use DYN101 and any future product candidates off-label, we may become subject to prohibitions on the sale or marketing of DYN101 and any future product candidates, significant fines, penalties, sanctions, or product liability claims, and our image and reputation within the industry and marketplace could be harmed

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA, the Department of Justice, or DOJ, the Office of Inspector General of the Department of Health and Human Services, or HHS, state attorneys general, and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. Although the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large administrative, civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition. If we are deemed by the FDA, DOJ, or other governmental authorities to have engaged in the promotion of DYN101 or any future product candidate for off-label use, we could be subject to certain prohibitions or other restrictions on the sale or marketing and other operations or significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the industry.

Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission, or the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon closing of this offering and in our operations as a U.S. public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We may attempt to secure approval from the FDA, EMA or other comparable regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

We may in the future seek an accelerated approval for our one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verity and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We may face difficulties from changes to current regulations and future legislation.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

In the United States, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacted the U.S. pharmaceutical industry. There have been judicial and Congressional challenges to certain aspects of the ACA. For example, on December 22, 2017, President Trump signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, which included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and, effective January 1, 2021, also eliminated the health insurer tax. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld a District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear when a decision will be made or how the Supreme Court will rule. There may be other efforts to challenge, repeal or replace the ACA. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030, with a temporary suspension from May 1, 2020 through March 31, 2021, unless additional congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. The likelihood of implementation of the reform initiatives from the former Trump administration is uncertain, particularly in light of the new Biden administration. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous French and U.S. federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

Risks from the improper conduct of employees, agents, contractors, or collaborators could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed or omissions to act by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions or inactions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

Our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery and anti-corruption laws in countries where we operate, as well as U.S. and foreign export controls and trade sanctions. Violations of such legal requirements could subject us to liability.

Our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act 2010. The FCPA generally prohibits companies and their employees, officers, and third-party intermediaries from offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business or secure any other improper advantage. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors, healthcare providers, and other hospital employees would be considered foreign officials under the FCPA. Recently, the SEC, and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

In addition, our products may be subject to U.S. and foreign export controls and trade sanctions. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export our solutions to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell or products would likely adversely affect our business.

Risks Related to Our Dependence on Third Parties

The Ionis License Agreement is important to our business. If we or Ionis fail to adequately perform under the Ionis Agreement, or if we or Ionis terminate the Ionis License Agreement, our business would be adversely affected.

We have entered into a research collaboration and license agreement, or Ionis License Agreement, with Ionis Pharmaceuticals, Inc., or Ionis, under which we agreed to a research collaboration with Ionis to discover and develop antisense oligonucleotide, or ASO, drugs to treat CNM and other neuromuscular diseases. We are currently developing our lead product candidate, DYN101, as an ASO designed to reduce the expression of DNM2, for the treatment of CNM. Under the Ionis License Agreement, we are solely responsible for the research, development, manufacture and commercialization of DYN101. We are required to pay Ionis milestone payments of up to €114.9 million ($140.5 million) (using an exchange rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020) upon the achievement of development and regulatory milestones, and up to €49.1 million ($60.0 million) (using an exchange rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020) in commercial milestones. If we are unable to make the required milestone payments, Ionis may terminate the Ionis License Agreement. Termination of the Ionis License Agreement upon a material breach would result in our inability to continue our development and commercialization efforts for DYN101.

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the competent authorities of the Member States of the EEA and other comparable regulatory authorities for all of our products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or other comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed or precluded entirely.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

The COVID-19 pandemic and government measures taken in response have also had a significant impact on our CROs, and we expect that they will face further disruption which may affect our ability to initiate and complete our preclinical studies and clinical trials.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. If laboratories, CROs, clinical investigators, or other third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our preclinical or clinical protocols, regulatory requirements or for other reasons, our preclinical or clinical trials may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed. Switching or adding additional laboratories or CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new laboratory or CRO, or other third party vendor, commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We contract with third parties for the manufacture of our product candidates for preclinical studies and our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have, nor do we plan to develop or acquire, the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials under the guidance of members of our organization. If we are unable to arrange for such third-party manufacturing sources, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. Such failure or substantial delay could materially harm our business. We do not have long-term supply agreements. Furthermore, the raw materials for our product candidates are sourced, in some cases, from a single-source supplier. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. For example, the extent to which the COVID-19 pandemic impacts our ability to procure sufficient supplies for the development of our products and product candidates will depend on the severity and duration of the spread of the virus, and the actions undertaken to contain COVID-19 or treat its effects.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality control and assurance, volume production, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party at a time that is costly or damaging to us.

In addition, the FDA, EMA and other regulatory authorities require that our product candidates be manufactured according to cGMPs and similar foreign standards relating to methods, facilities, and controls used in the manufacturing, processing, and packing of the product, which are intended to ensure that biological products are safe and that they consistently meet applicable requirements and specifications. Pharmaceutical manufacturers are required to register their facilities and products manufactured at the time of submission of the marketing application and then annually thereafter with the FDA and certain state and foreign agencies. If the FDA, EMA or a comparable regulatory authority does not approve our proposed contract manufacturer’s facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for, or market our product candidates, if approved. Any discovery of problems with a product, or a manufacturing or laboratory facility used by us or our strategic partners, may result in restrictions on the product or on the manufacturing or laboratory facility, including marketed product recall, suspension of manufacturing, product seizure, or a voluntary withdrawal of the drug from the market. We may have little to no control regarding the occurrence of third-party manufacturer incidents.

If we were unable to find an adequate replacement or another acceptable solution in time, our clinical trials could be delayed, or our commercial activities could be harmed. In addition, the fact that we are dependent on our collaborators, our suppliers, and other third parties for the manufacture, filling, storage, and distribution of our product candidates means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could adversely affect our business, financial condition, and results of operations. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;

•	the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

•	the breach by the third-party contractors of our agreements with them;

•	the failure of third-party contractors to comply with applicable regulatory requirements;

•	the failure of the third party to manufacture our product candidates according to our specifications;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

•	the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing collaborators for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the competent authorities of the Member States of the EEA or a comparable regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or drugs may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

The manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. For example, although we and our third-party manufacturers have introduced extensive quality assurance and quality control procedures, the manufacturing process is not fully automated and, thus, human error in the manufacturing process by our third-party manufacturers has in the past, and in the future may, influence timing and delivery of our product candidates. In addition, as we transfer processes to other third-party manufactures, we may experience delays or difficulties and incur additional costs. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

A portion of our manufacturing of our lead product candidate, DYN101, takes place in China through a third-party manufacturer. A significant disruption in the operation of this manufacturer, a trade war or political unrest in China could materially adversely affect our business, financial condition and results of operations.

We currently contract manufacturing operations to third parties, and certain raw materials for our lead product candidate, DYN101, are manufactured by a third party in China, and we expect to continue to use such third-party manufacturer or other third-party manufacturers in China for DYN101 and future product candidates. Any disruption in production or inability of our current or future manufacturers in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to continue our development of our current or future product candidates. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. For example, a trade war could lead to tariffs on the chemical intermediates we use that are manufactured in China. Any of these matters could materially and adversely affect our business and results of operations. In addition, manufacturing interruptions or failure to comply with regulatory requirements by third-party manufacturers could significantly delay clinical development of potential products and reduce third-party or clinical researcher interest and support of proposed trials. These interruptions or failures could also impede commercialization of our current or future product candidates and impair our competitive position. Further, we may be exposed to fluctuations in the value of the local currency in China. Future appreciation of the local currency could increase our costs. In addition, our labor costs could continue to rise as wage rates increase due to increased demand for skilled laborers and the availability of skilled labor declines in China.

If we decide to establish additional collaborations in the future, but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may continue to seek to selectively form collaborations to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing securityholders, or disrupt our management and business.

We would face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or comparable regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for future product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we are successful in entering into a collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.

If and when we seek to enter into collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We have and in the future may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We have and may in the future seek third-party collaborators for the development and commercialization of one or more of our product candidates. Our likely collaborators for any future collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

We have and will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our product candidates could pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

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collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

•	collaborations may be impacted due to difficulties or interruptions experienced by our collaborators as a result of the COVID-19 pandemic; and

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if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our drug development or commercialization program could be delayed, diminished or terminated.

One of our directors may have actual or potential conflicts of interest because of their positions with Ionis.

Following this offering, Brett Monia, Chief Executive Officer for Ionis Pharmaceuticals, Inc., or Ionis, will continue to serve on our board of directors and will retain his position with Ionis. In addition, he will own equity in Ionis, which represent a significant portion of his net worth. Given Ionis is a major collaborator with Dynacure, and despite the rules applied by our Board of Directors to handle conflict of interests, this individual’s position at Ionis and his equity ownership of Ionis may lead him to make decisions that could have different implications for Ionis than the decisions have for us.

Risks Related to Commercialization

If the market opportunity for any product candidate that we develop is smaller than we believe, our revenue may be adversely affected and our business may suffer.

We focus our research and product development on treatments for rare diseases. We intend to initially focus our product candidate development on treatments for CNM and other neuromuscular diseases. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare diseases. Our projections of addressable patient populations that may benefit from treatment with our product candidates are based on our estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these disorders. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Our market opportunity may also be limited by future competitor treatments that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for any product candidate that we develop could be significantly diminished and have an adverse material impact on our business. Further, even if we obtain significant market share for our product candidates, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

Our target patient populations are relatively small, and there is currently no standard of care treatment directed at some of our target indications, such as CNM. As a result, the pricing and reimbursement of any product candidates we may develop, if approved, is uncertain, but must be adequate to support commercial infrastructure. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell product candidates will be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

If we are unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to successfully sell or market our product candidates that obtain regulatory approval.

We currently do not have and have never had a marketing or sales team. In order to commercialize any product candidates, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our product candidates. We may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates will be expensive and time-consuming, and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our product candidates that we obtain approval to market, if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize any products on our own or together with suitable collaborators.

We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for the product candidates, which we may license to others, we will rely on the assistance and guidance of those collaborators. For product candidates for which we retain commercialization rights, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenue from them or be able to reach or sustain profitability.

Even if approved, our product candidates may not achieve adequate market acceptance among physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of our product candidates, if approved, will depend on a number of factors, including:

•	the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	the cost of our product candidates relative to alternative treatments;

•	the availability of coverage and adequate reimbursement, as well as pricing, by third-party payors, including government authorities;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the effectiveness of sales and marketing efforts;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;

•	unfavorable publicity relating to our products or product candidates or similar approved products or product candidates in development by third parties; and

•	the approval of other new therapies for the same indications.

In addition, restrictions on the use of our product candidates, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitive products, may materially and adversely affect market acceptance. For example, the U.S. product label for a currently marketed ASO contains a boxed warning and is only available through a REMS program. In addition, the product label in the EU for another marketed ASO requires blood monitoring.

If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, hospitals, third-party payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted. Even if our product candidates achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenue.

Any product candidates we develop may become subject to unfavorable third-party payor coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of our product candidates will be covered and reimbursed by third-party payors. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Accordingly, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Further, third-party payors are increasingly requiring that drug companies provide them with predetermined discounts from list prices and challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

If we are unable to establish or sustain coverage and adequate reimbursement for any future products from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.

We intend to seek approval to market our product candidates in both the United States and in selected other jurisdictions. If we obtain approval in one or more jurisdictions outside the United States for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of drugs is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, or EEA, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenue from sales and the potential profitability of any of our product candidates in those countries would be negatively affected.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.

Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to Our Business

Our success is highly dependent on our ability to recruit, attract, hire and retain highly skilled executive officers and employees. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer operating history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.

In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2020, we had 20 full-time employees, including thirteen employees engaged in research and development. In order to successfully implement our development and commercialization plans and strategies, and as we transition into operating as a U.S. public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical, FDA, EMA and other comparable regulatory agencies’ review process for DYN101 and any other future product candidates, while complying with any contractual obligations to contractors and other third parties we may have; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize, DYN101 and any other future product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of clinical development and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third party service providers is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of DYN101 and any other future product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing third party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize DYN101 and any other future product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Failure to comply with privacy and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and our collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address data privacy and security). In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. For instance, the collection and use of health data in the European Economic Area, or EEA, and the United Kingdom are governed by the European Union General Data Protection Regulation, or the GDPR, which became effective in May 2018, as well as European Union and EEA member state data protection legislation. By virtue of section 3 of the European Union (Withdrawal) Act 2018, an amended version of the GDPR, known as the UK GDPR, continues to form part of the law of the United Kingdom, as amended (including by the various Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations). These laws impose strict obligations on the ability to process personal data, including health-related information of data subjects in the EEA and the United Kingdom, including in relation to use, collection, analysis, and transfer (including cross-border transfer) of such personal information. In particular, the GDPR may require some or all of the following: data processing activities shall be justified by a legal basis, data subjects shall be informed of the characteristics of the processing concerning them, adequate security measures shall be implemented, contractual relationships with data processors and transfers of personal data outside of the EEA shall be formalized and performed in compliance with data protection rules, data controllers shall hold and keep up to date a record of data processing activities, data privacy impact assessments shall be performed when a risk is materialized and kept up to date where necessary, personal data breaches shall be notified to data protection authorities and, if required, to data subjects. Failure to comply with the GDPR may result in substantial fines (potentially up to the greater of €20 million or 4% of annual global revenue) and other civil, criminal or administrative penalties. The GDPR may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the GDPR. This may be onerous and if our efforts to comply with GDPR or other applicable European Union laws and regulations are not successful, it could adversely affect our business in the European Union. Moreover, the United Kingdom leaving the EU could also lead to further legislative and regulatory changes. It remains unclear how the United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated; following the United Kingdom’s departure from the EU and the EEA, and the expiry of the transition period, companies will have to comply with the GDPR and the UK GDPR (or GDPR as incorporated into the UK national law), the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. For example, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to United States entities that had self-certified with the U.S. Department of Commerce under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses as well as similar safeguards (for example binding corporate rules or certification mechanism) must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. In some instances, additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. Further, the European authorities have indicated that a new set of standard contractual clauses may be put into place, which could cause even further time and effort to be spent on implementing such new terms.

Also, in certain countries, in particular France, the conduct of clinical trials is subject to compliance with specific provisions of the Act No.78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, and in particular Section III of Chapter III of Title II relating to the processing of personal data in the health sector. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” adopted by the French Data Protection Authority (the CNIL), or, if not complying, obtaining a specific authorization from the CNIL.

In addition, the California Consumer Privacy Act, or CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling personal information, as that term is very broadly defined in the CCPA. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and similar laws have been proposed at the federal level and in other states.

As we expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us or our CROs, manufacturers, contractors, consultants or collaborators, to comply with federal, state or foreign laws or regulations could result in negative publicity, diversion of management time and effort and proceedings against us by governmental entities or litigation by third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In many jurisdictions, enforcement actions and consequences for noncompliance are rising.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures, our internal computer systems, networks, and the data contained therein, as well as those of our current and any future CROs and other contractors, consultants, collaborators and third-party service providers, are vulnerable to damage from computer viruses, cybersecurity threats, inadvertent action or inaction, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. If such an event were to occur and cause interruptions in our operations or result in the unauthorized acquisition of or access to personally identifiable information or individually identifiable health information, it could result in a material disruption of our drug discovery and development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Further, to the extent our employees are working at home during the COVID-19 pandemic, additional risks may arise as a result of depending on the networking and security put into place by the employees. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs (including legal expenses and remediation costs), or lose customers. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential, proprietary or personal information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could also adversely affect our reputation, business, financial condition and results of operations.

Our operations are vulnerable to interruption by flood, fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major tornado, flood, fire, earthquake, power loss, terrorist activity or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	potentially adverse and/or unexpected tax consequences, including penalties due to the challenge by tax authorities on our tax position;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

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rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets, and our business, which could reduce our ADS price.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

These developments, or the perception that any related developments could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. As a result of this uncertainty, global financial markets could experience significant volatility, which could adversely affect the market price of our common stock. Asset valuations, currency exchange rates, and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union rules and regulations to replace or replicate, including financial laws and regulations, tax and free trade agreements, intellectual property rights, data protection laws, supply chain logistics, environmental, health, and safety laws and regulations, immigration laws, and employment laws, could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity, and restrict our access to capital. In addition, currency exchange rates between the pound sterling, the euro and the U.S. dollar have already been, and may continue to be, affected by Brexit.

Additionally, since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for any product candidates we may develop, which could significantly and materially harm our business.

We may not be able to use tax loss carryforwards.

As of December 31, 2020, we had cumulative carry forward tax losses of €39.2 million in France. In France, the use of these carry forward tax losses is capped at €1 million annually, plus 50% of the fraction of profits exceeding this limit. The unutilized balance of these tax losses can be carried forward to subsequent years and set-off under the same conditions without any time limits unless our company undergoes a material change of activity (in which case outstanding tax losses would be forfeited). It is also possible that future fiscal changes could eliminate our ability to utilize the balance of any tax loses, which could adversely affect our results.

We benefit from tax credits in France that could be reduced or eliminated.

As a company active in research and development in France, we have benefited from certain research and development incentives including, for example, the French research tax credit (credit d’impôt recherche), or CIR.

These tax credits can be used to offset French corporate income tax due. The excess portion beyond that used to offset corporate income tax due is generally refunded in cash at the end of a three-year fiscal period; however, as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France, the CIR tax credit is refundable in the fiscal year after it is generated, provided that we comply with eligibility requirements. The research and development incentives are calculated based on the amount of eligible research and development expenditures. The French CIR tax credit amounted to €1.4 million for the year ended December 31, 2020. In addition, the French tax authorities, with the assistance of the Higher Education and Research Ministry, have audited in the past, and may again audit in the future, research and development programs in respect of which a tax credit has been claimed in order to assess whether it qualifies for the tax credit regime. The tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions and/or deductions in respect of our research and development activities and expenditure, or the accelerated reimbursement allowed for small- and medium-size businesses and our credits may be reduced, which would have a negative impact on our revenue and future cash flows. Should the French tax authorities be successful, even if we comply with the current requirements in terms of documentation and eligibility of its expenditure, we may be liable for additional corporate income tax, or repayment of such denied tax credits that were reimbursed, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or more likely, reduce the scope or the rate of, the research and development incentive benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

As a result of doing business internationally, we may take certain tax positions in various countries and a tax authority in a given jurisdiction may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the French tax authorities, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the result could increase our anticipated effective tax rate.

We may be exposed to significant foreign exchange risk.

We incur portions of our expenses, and may in the future derive revenue, in currencies other than the euro, in particular, the U.S. dollar. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. We currently do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euros at a reduced value. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of France and the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	differing regulatory requirements and reimbursement regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common;

•	potential liability under the FCPA or comparable regulations;

•

challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Risks Related to Our Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies and their uses as well as our and our licensors’ ability to operate without infringing the proprietary rights of others. If we or our licensors are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology or our product candidates, our competitive position could be harmed. We and our licensors generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents if issued will not be infringed, designed around, invalidated or rendered unenforceable by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our and our licensors’ proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our or our licensors’ rights or permit us or our licensors to gain or keep any competitive advantage. These uncertainties and/or limitations in our and our licensors’ ability to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our licensors or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•

the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors, many of whom have substantially greater resources than we or our licensors do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products.

The patent prosecution process is also expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we or our licensors may not identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, directed to technology that we license, including those from our licensors. We also may require the cooperation of our licensors in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, licensors, and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from our licensors or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to a number of license agreements under which we are granted rights to intellectual property that are essential for our business and we may enter into additional license agreements in the future. Our existing license agreements impose on us, and we expect that any future license agreements where we in-license intellectual property will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to bankruptcy-related proceedings, the licensors may have the right to terminate the licenses. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

We may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our product candidates in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Provisions in license agreements may be susceptible to multiple interpretations. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the license agreement;

•	our right to sublicense patents and other rights to third parties;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license; and

•

the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and its affiliates and sublicensees and by us and our collaborators and sublicensees.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on our business.

If the scope of any patent protection we or our licensors obtain is not sufficiently broad, or if we or our licensors lose any of the patent protection we license, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal, scientific and factual questions, and has been the subject of much litigation in recent years. As a result, the existence, issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our product candidates or that effectively prevent others from commercializing competitive product candidates.

Moreover, the scope of claims in a patent application can be significantly reduced before any claims in a patent is issued, and claim scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner, which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and our patents may not cover our product candidates or may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, interference, reexamination, post-grant review, or PGR, and inter partes review, or IPR, or other similar proceedings in the USPTO or foreign patent offices challenging our patent rights. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity of our patents, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensors and the patent examiner were unaware during prosecution. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. There is also no assurance that there is no prior art of which we or licensors are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allowing third parties to commercialize our product candidates and compete directly with us, without payment to us. Such loss of patent rights, loss of exclusivity or patent claims being narrowed, invalidated or held unenforceable could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The patent protection and patent prosecution for some of our product candidates may be dependent on our licensors and third parties.

We or our licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our in-licensed patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our in-licensed patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

As a licensee of third parties, we rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under some of our license agreements. We have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Our current or future licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If any of our licensors or any of our future licensors or future collaborators fail to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products.

In addition, even where we have the right to control patent prosecution of patents and patent applications we have acquired or licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to us assuming control over patent prosecution.

Our technology acquired or licensed from various third parties, including our licensors, may be subject to retained rights. Our licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for use in fields other than the fields licensed to us or for use in noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

If we are limited in our ability to utilize acquired or licensed technologies, or if we lose our rights to critical in-licensed technology, we may be unable to successfully develop, out-license, market and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of licensed and acquired technologies into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license or market and sell our product candidate.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

•	we or our licensors might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

•	we or our licensors might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our or our licensors’ pending patent applications will not lead to issued patents;

•	issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement or other violation of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to composition of matter, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology or the first to invent such technology. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of our technical and management personnel;

•	cause development delays;

•	prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or unenforceable or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis or at all;

•	subject us to significant liability to third parties; or

•

require us to enter into royalty or license agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent our product candidates from being marketed. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our programs, we have not conducted a freedom-to-operate search or analysis for any of our programs, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our current or future product candidates. Thus, we cannot guarantee that our product candidates, or our commercialization thereof, do not and will not infringe any third party’s intellectual property. Any patent-related legal action against us claiming damages and seeking to enjoin activities relating to our programs or processes could subject us to potential liability for damages, including treble damages and attorneys’ fees if we were determined to willfully infringe, and require us to obtain a license to manufacture, develop or market our current or future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition and operating results and prospects.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court.

Competitors may infringe our intellectual property rights or those of our licensors. To prevent infringement or unauthorized use, we and/or our licensors may be required to file infringement claims, which can be expensive and time-consuming. Further, our licensors may need to file infringement claims, and our licensor may elect not file such claims. In addition, in a patent infringement proceeding, a court may decide that a patent we own or license is not valid, is unenforceable and/or is not infringed. If we or any of our licensors or potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In a patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty or written description, obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent intentionally withheld material information from the USPTO or made a misleading statement during prosecution.

If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. In addition, if the breadth or strength of protection provided by our patents and patent applications or those of our licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Damages or other remedies awarded, if any, may not be commercially meaningful. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Derivation or interference proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation or interference proceedings provoked by third parties or brought by us or our licensors, or declared by the USPTO or similar proceedings in foreign patent offices may be necessary to determine the priority of inventions with respect to our or our licensors’ patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our or our licensors’ defense of such proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing collaborations that would help us bring our product candidates to market.

Changes in patent law could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, and could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

In September 2011, the Leahy-Smith America Invents Act, or Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO proceedings to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or licensors’ patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our or our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our or our licensors’ ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

We or our licensors may be subject to claims challenging the inventorship or ownership of our or our in-licensed patents and other intellectual property.

We may also be subject to claims that former employees or other third parties have an ownership interest in our in-licensed patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we or our licensors are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the term of a patent, and the protection it affords, is limited. Even if patents directed to our product candidates are obtained, once the patent term has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of product candidates, patents directed to our product candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we or our licensors do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we or our licensors may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we or our licensors are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

We may not be able to protect our intellectual property rights throughout the world.

Although we have rights to issued patents and pending patent applications in the United States and certain other countries, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our in-licensed inventions in all countries outside the United States or from selling or importing products made using our in-licensed inventions in and into the United States or other jurisdictions. Competitors may use our in-licensed technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we or our licensors have patent protection but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our or our licensors patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our or our licensors’ patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly and our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our or our licensors’ efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on third parties to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants, licensors and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we or our licensors do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biopharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biopharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Risks Related to this Offering and Ownership of Our Ordinary Shares and ADSs

No prior public market for our ADSs exists. We do not know whether an active, liquid and orderly trading market will develop for our ADSs or what the market price of our ADSs will be and as a result it may be difficult for you to sell your ADSs.

No public market for our ADSs exists and an active trading market for our ADSs may never develop or be sustained following this offering. We will determine the initial public offering price for our ADSs through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our ADSs after this offering. The market value of our ADSs may decrease from the initial public offering price. As a result of these and other factors, you may be unable to sell your ADSs at or above the initial public offering price. The lack of an active market may also impair your ability to sell your ADSs at the time or price you wish to sell them. The lack of an active market may also reduce the fair market value of our ADSs. Furthermore, an inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our ordinary shares or ADSs as consideration.

Our principal shareholders and management own a significant percentage of our shares and will be able to exert significant control over matters subject to shareholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our share capital and their respective affiliates beneficially owned approximately         % of our ordinary shares and, upon the closing of this offering, that same group will beneficially own approximately         % of our outstanding ordinary shares (including in the form of ADSs) (assuming no exercise of the underwriters’ option to purchase additional ADSs and assuming no purchase of ADSs by these persons in this offering). Therefore, even after this offering these shareholders will be able to significantly influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares or ADSs, and might affect the prevailing market price for our ADSs.

If you purchase ADSs in this offering, you will incur immediate and substantial dilution in the book value of your ADSs.

The initial public offering price of our ADSs will be substantially higher than the as adjusted net tangible book value per ADS. Therefore, if you purchase our ADSs in this offering, you will pay a price per ADS that substantially exceeds the pro forma as adjusted net tangible book value per ADS. Based on an assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                per ADS, representing the difference between our pro forma as adjusted net tangible book value per ADS, after giving effect to this offering, and the assumed initial public offering price. Further, the future exercise of any outstanding options (options de souscription et/ou d’achats d’actions) or share warrants (bons de souscription d’actions), vesting of any free shares (actions gratuites) or the conversion of the Convertible Promissory Note will cause you to experience additional dilution. In addition, after giving effect to this offering, investors purchasing ADSs in this offering will contribute    % of the total amount invested by securityholders since inception but will only own    % of the ordinary shares (including in the form of ADSs) outstanding after giving effect to this offering. See “Dilution.”

Sales of a substantial number of our ADSs in the public market could cause the price of our ADSs to fall.

The price of our ADSs could decline as a result of sales of a large number of our ADSs after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the closing of this offering,                     ordinary shares, including         ordinary shares represented by the ADSs issued in this offering, will be outstanding (or             ordinary shares, including             ordinary shares represented by the ADSs issued in this offering, if the underwriters exercise their option to purchase additional ADSs from us in full), based on the number of ordinary shares outstanding as of December 31, 2020.

All ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The          ordinary shares that are not represented by the ADSs sold in this offering, or     % of our outstanding ordinary shares following this offering, are currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by certain of our securityholders with us or lock-up agreements entered into by our securityholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, the holders of these shares will be able to be exchange their ordinary shares for ADSs, which may be sold in the public market beginning 180 days after the date of this prospectus. The representatives of the underwriters may release some or all of the ordinary shares subject to lock-up agreements at any time in their sole discretion and without notice, which would allow for earlier exchange of these shares for ADSs. In addition, ordinary shares may be issued upon the exercise or settlement, as applicable, of options (options de souscription et/ou d’achats d’actions), share warrants (bons de souscription d’actions) or free shares (actions gratuites) under our equity incentive plans or reserved for future issuance under those plans and will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see “Ordinary Shares and ADSs Eligible for Future Sale.”

Upon the closing of this offering, the holders of approximately          ordinary shares, or         % of our outstanding shares (including ordinary shares represented by ADSs) following this offering, will have rights, subject to certain conditions, to require us to file registration statements covering the sale of their ordinary shares (including in the form of ADSs) or to include their ordinary shares in registration statements that we may file for ourselves or our other securityholders. We also intend to register the offer and sale of all ordinary shares that we may issue under our equity incentive plans. Once we register the offer and sale of ordinary shares for the holders of registration rights and ordinary shares that may be issued under our equity incentive plans, these ordinary shares will be able to be exchanged for ADSs, which may be sold in the public market upon issuance, subject to applicable securities laws and the lock-up agreements described under “Underwriting.”

In addition, in the future, we may issue additional ADSs, ordinary shares, or other equity or debt securities convertible into ordinary shares, in connection with a financing, acquisition, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing securityholders and could cause the price of our ADSs to decline.

Raising additional capital may cause dilution to our existing securityholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holders of our ADSs. Such financing may result in dilution to securityholders, imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory shareholder votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act as an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with U.S. public company effective dates.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted and we expect to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance standards. These practices may afford less protection to securityholders than they would enjoy if we complied fully with the corporate governance standards of Nasdaq.

As a foreign private issuer listed on Nasdaq Global Market, we will be subject to Nasdaq corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. We intend to rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq corporate governance standards, to the extent possible. Certain corporate governance practices in France, which is our home country, may differ significantly from Nasdaq corporate governance standards. For example, as a French company, neither the corporate laws of France nor our bylaws require a majority of our directors to be independent and we can include non-independent directors as members of our compensation committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present.

We are also exempt from provisions set forth in Nasdaq rules which require an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Consistent with French law, our bylaws provide that, at the first meeting convened, a quorum requires the presence of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium (in case of lack of quorum, no quorum is required at the second meeting convened), or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting (in case of lack of quorum, it is decreased to at least 20% of the shares entitled to vote at the second meeting convened).

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting.

Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management—Committees of our Board of Directors.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described herein and exemptions from procedural requirements related to the solicitation of proxies.

Participation in this offering by our existing shareholders and/or their affiliated entities may reduce the public float for our ADSs.

To the extent our existing shareholders who are our affiliates and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our ADSs, meaning the number of ADSs that are not held by officers, directors and controlling shareholders. A reduction in the public float could reduce the number of ADSs that are available to be traded at any given time, thereby adversely impacting the liquidity of our ADSs and depressing the price at which you may be able to sell ADSs purchased in this offering.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the net proceeds from this offering in ways with which investors disagree.

We intend to use a portion of the net proceeds from this offering, together with our existing cash, to advance the clinical development of DYN101 and the continued research and development of our DYN201 program, and to fund the development of our future pipeline programs, as well as for working capital and other general corporate purposes, which may include the hiring of additional personnel, capital expenditures and the costs of operating as a U.S. public company. See “Use of Proceeds.” However, within the scope of our plan, and in light of the various risks to our business, including those discussed in this “Risk Factors” section and elsewhere in this prospectus, our management will have broad discretion over the use of net proceeds from this offering, and could spend the net proceeds in ways our securityholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the net proceeds from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of our ADSs to decline.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs. See “Management—Corporate Governance Practices” and “Description of Share Capital.”

Our bylaws and French law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

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under French law, a non-French resident must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15 million that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold; see the section of this prospectus titled “Limitations Affecting Shareholders of a French company”;

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under French law, certain investments in a French company relating to strategic sectors and activities likely to prejudice the interests of national defense, participating in the exercise of public authority or likely to prejudice public order and public security (such as research and development in biotechnologies intended to be carried out in a sensitive activity within the meaning of § I or II of Article R. 151-3 of the French Monetary and Financial code or activities relating to infrastructure, goods or services essential to guarantee the protection of public health) by individuals or entities not French, not resident in France or controlled by entities not French or not resident in France are subject to prior authorization of the Ministry of Economy pursuant to Articles L. 151-1 et seq. and R. 151-1 et seq. of the French Monetary and financial code;

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a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

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our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

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our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

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our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, for the remaining duration of such director’s term of office and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

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our board of directors can be convened by our chairman, or our chief executive officer, if any, upon request made to the chairman or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

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our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;

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approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

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advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our bylaws can be amended in accordance with applicable laws;

•	transfers of shares shall comply with applicable insider trading laws and regulations; and

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pursuant to French law, our bylaws, including the sections relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by at least a two-third majority of the votes held of our shareholders present, represented by a proxy or voting by mail at the meeting.

Existing and potential investors in our ordinary shares or ADSs may have to request the prior authorization from the French Ministry of Economy prior to acquiring a significant ownership position in our ordinary shares or ADSs.

Under French law, investments entities resulting for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in a French company deemed to be a strategic industry (such as research and development in biotechnologies intended to be carried out in a sensitive activity within the meaning of § I or II of Article R. 151-3 of the French Monetary and Financial code or activities relating to infrastructure, goods or services essential to guarantee the protection of public health) may be subject to prior authorization of the French Ministry of Economy pursuant to Articles L. 151-1 et seq. and R. 151-1 et seq. of the French Monetary and financial code.

If an investment requiring the prior authorization of the French Minister of Economy is completed without such authorization having been granted, the French Minister of Economy might direct the relevant investor to nonetheless (i) submit a request for authorization, (ii) have the previous situation restored at its own expense or (iii) amend the investment. The relevant investor might also be found criminally liable and might be sanctioned with a fine which cannot exceed the greater of: (i) twice the amount of the relevant investment, (ii) 10% of the annual turnover before tax of the target company and (iii) €5 million (for an entity) or €1 million (for an individual).

Failure to comply with such measures could result in significant consequences on the applicable investor. Such measures could also delay or discourage a takeover attempt, and we cannot predict whether these measures will result in a lower or more volatile market price of our ADSs.

Holders of our ADSs are not treated as shareholders of our company.

By participating in the offering you will become a holder of ADSs with underlying shares in a French public limited company (société anonyme). Holders of our ADSs are not treated as shareholders of our company, unless they withdraw the ordinary shares underlying our ADSs. The depositary, or its nominee, is the holder of the ordinary shares underlying our ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (1) the notice of the meeting or solicitation of consent or proxy sent by us and (2) a statement as to the manner in which instructions may be given by the holders.

Holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, ADS holders will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying the ADSs they hold. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for instructions from holders of ADSs, the depositary, upon timely notice from us, will notify them of the upcoming vote and arrange to deliver our voting materials to them. We cannot guarantee ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares or to withdraw their ordinary shares so that they can vote them themselves. If the depositary does not receive timely voting instructions from a holder of ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying such holder’s ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested.

The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in this offering.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, our ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement currently provides that the depositary will not make rights available to purchasers of ADSs in this offering unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the city of New York. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

ADS holders have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any of our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by our ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Our ADS holders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

The choice of forum provisions discussed above may increase your cost and limit your ability to bring a claim in a judicial forum (including, without limitation, claims under the Exchange Act, the Securities Act, and the respective rules and regulations thereunder) that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find such choice of forum provisions to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable. A New York State court has discretion to transfer the place of trial and a United States District Court has discretion to transfer an action from one United States federal court to another.

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Certain members of our board of directors and senior management named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. See “Enforcement of Civil Liabilities.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the expected market price of our ordinary shares and ADSs following the registration and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. For example, while we believe that governmental grants and similar payments we receive should be treated as gross income for purposes of the income test (described below), there is no guarantee that such treatment would be respected. Moreover, the value of our assets for purposes of the PFIC determination is generally determined by reference to the market price of our ordinary shares and ADSs, which could fluctuate significantly. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year, or will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Material Tax Considerations—United States Federal Income Taxation Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs.

If a United States person is treated as owning ADSs representing at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) ADSs representing at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are not treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ADSs.

General Risk Factors

If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our securityholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we may evaluate various acquisition opportunities and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic collaboration may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or pursue collaborations in the future, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

The price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the timing and results of preclinical studies and clinical trials of our product candidates or those of our competitors;

•	the success of competitive products or announcements by potential competitors of their product development efforts;

•	regulatory actions with respect to our product candidate or our competitors’ product candidates;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the United States, European Union and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	market conditions in the pharmaceutical and biotechnology sector;

•	changes in the structure of healthcare payment systems;

•	price and volume fluctuations attributable to inconsistent trading volume levels of our ADSs;

•	announcement or expectation of additional financing efforts;

•	sales of our ADSs by us, our insiders or other holders of our ADSs;

•	expiration of market stand-off or lock-up agreements; and

•	general economic, industry and market conditions.

In addition, the trading prices of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our ADSs.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the price of our ADSs would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our ADS performance or our market, or if our operating results fail to meet the expectations of analysts, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

The requirements of being a U.S. public company may strain our resources, result in more litigation and divert management’s attention.

As a U.S. public company following this offering, we will be subject to various reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Further, being a U.S. public company and a French company will have an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in future filings required of a U.S. public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

We must maintain effective internal control over financial reporting, and if we are unable to do so, the accuracy and timeliness of our financial reporting may be adversely affected, which could have a material adverse effect on our business, investor confidence and market price.

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, once we are a U.S. public company, the Sarbanes-

Oxley Act will require, among other things, that we assess the effectiveness of our disclosure controls and procedures annually and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, in connection with issuing our financial statements as of and for the year ending December 31, 2022.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. We plan to design, implement and test our internal control over financial reporting in order to comply with this obligation. This process will be time-consuming, costly and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company,” which may be up to five fiscal years following the date of this offering. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a U.S. public company. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a U.S. public company, including the requirements of the Sarbanes-Oxley Act, our business and reputation may be harmed and the price of our ADSs may decline. Furthermore, investor perceptions of us may be adversely affected, which could cause a decline in the market price of our ADSs.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have no present intention to pay dividends on our securities in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and we have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried-forward), results of operations, legal requirements and other factors. Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. Please see the section of this prospectus titled “Material Tax Considerations” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France. If the price of our ADSs declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

In addition, exchange rate fluctuations may affect the amount of Euros that we are able to distribute, and the amount in U.S. dollars that our securityholders receive upon the payment of cash dividends or other distributions we declare and pay in Euros, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

•	the timing and focus of our ongoing and future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

•	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

•	the success of competing therapies that are or may become available;

•	our estimates of the number of patients that we will enroll in our clinical trials;

•	the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

•	the timing or likelihood of regulatory filings and approvals for our product candidates for various diseases;

•	our ability to obtain and maintain regulatory approval of our product candidates;

•	our plans relating to the further development of our product candidates, including additional indications we may pursue;

•	existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

•	the potential effects and risks associated with the COVID-19 pandemic, which may adversely impact our business, preclinical studies and clinical trials;

•	our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

•	our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

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our plans regarding, and our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

•	the need to hire additional personnel and our ability to attract and retain such personnel;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our financial performance;

•	the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	our anticipated use of our existing resources and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million (€     million) (or approximately $                million (€                million) if the underwriters exercise in full their option to purchase additional ADSs), assuming an initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our net proceeds by $                million (€     million), after deducting the estimated underwriting commissions, assuming that the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same. An increase or decrease of 1,000,000 in the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, our net proceeds by approximately $                million (€     million), after deducting the estimated underwriting commissions, and assuming no change in the assumed initial public offering price per ADS.

We intend to use the net proceeds from this offering, together with our existing cash, as follows:

•	approximately $ million to $ million to advance the clinical development of DYN101;

•	approximately $ million to $ million to advance the continued research and development of our DYN201 program; and

•	the remaining amounts to fund the development of our future pipeline programs, as well as for working capital and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Predicting the costs necessary to develop product candidates can be difficult. The amounts and timing of our actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from ongoing preclinical studies and clinical trials or those we may commence in the future, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds of this offering and our existing cash, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements             . In particular, we expect such funds to enable us to                . The net proceeds from this offering, together with our existing cash, will not be sufficient to fund any of our current or future product candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our product candidates. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

Pending their use, we plan to invest the net proceeds from this offering in a variety of capital preservation investments, including short- and intermediate-term interest-bearing obligations and certificates of deposit.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future dividend policy will be determined by our shareholders based on proposals made by our Board of Directors, and subject to French Law, and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

Subject to the requirements of French law and our bylaws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves, which are those reserves other than the legal and statutory reserves and revaluation surplus. See “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting our Ordinary Shares—Rights, Preferences and Restrictions Attaching to Ordinary Shares” for further details on the limitations on our ability to declare and pay dividends. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs, subject to the terms of the deposit agreement. See “Description of American Depositary Shares—Dividends and Other Distributions.”

CAPITALIZATION

The table below sets forth our cash and capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect the reclassification of all outstanding Series A, Series B and Series C ordinary shares into 4,551,343 ordinary shares upon the termination of the Shareholders Agreement, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the issuance and sale of            ADSs in this offering at an assumed initial public offering price of $    per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per ordinary share amounts)
Cash	€54,012	€54,012	€

Convertible promissory note with related party	€4,068	€4,068	€
Loans payable (current and noncurrent)	2,350	2,350
Series A, B, and C ordinary shares, €0.10 nominal value; 4,831,036 shares authorized, actual; 4,551,343 shares issued and outstanding at December 31, 2020, actual; no shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted	89,529	—		—

Shareholders’ equity (deficit):
Ordinary shares, €0.10 nominal value; 1,162,645 shares authorized, actual; 431,503 shares issued and outstanding at December 31, 2020, actual; shares authorized, pro forma and pro forma as adjusted; 4,982,846 issued and outstanding, pro forma; issued and outstanding, pro forma as adjusted	43	498
Additional paid-in capital	6,313	95,387
Accumulated deficit	(46,089)	(46,089)
Accumulated other comprehensive loss	(1)	(1)

Total shareholders’ equity (deficit)	(39,734)	49,795

Total capitalization	€56,213	€56,213	€

(1)

Each $1.00 (€                ) increase or decrease in the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, total shareholders’ equity (deficit) and total capitalization by €                million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1,000,000 ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, total shareholders’ equity (deficit) and total capitalization by approximately €                million, assuming that

the assumed initial public offering price remains $ , which is the midpoint of the price range set forth on the cover page of this prospectus.

The pro forma as adjusted information above is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual public offering price, the actual number of ADSs offered by us and other terms of this offering determined at pricing. U.S. dollar amounts have been translated into euros at a rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The number of shares of our ordinary shares (including ordinary shares represented by ADS) to be outstanding after this offering, as adjusted in the table above, is based on 4,982,846 ordinary shares outstanding as of December 31, 2020 and excludes:

•	79,154 ordinary shares issuable upon the exercise of options (SO) outstanding as of December 31, 2020, with a weighted average exercise price of €15.27 per ordinary share;

•	220,648 ordinary shares issuable upon the vesting of free shares (AGA) outstanding as of December 31, 2020;

•	431,340 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of December 31, 2020, with a weighted average exercise price of €13.03 per share;

•

252,498 ordinary shares that may be issued upon conversion of the Convertible Promissory Note (as defined in Related Party Transactions—Ionis Convertible Promissory Note) outstanding as of December 31, 2020; and

•

            ordinary shares reserved pursuant to delegations of authority from our shareholders approved on for grants after this offering of options (SO), free shares (AGA), share warrants (BSA) and shares reserved under our 2021 ESPP (which will become effective in connection with this offering) to our directors, executive officers, employees, consultants, board observers and advisors.

DILUTION

If you invest in our ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS paid by purchasers in this offering and our as adjusted net tangible book value per ADS after closing of this offering. For the convenience of the reader, we have translated euros in this section into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020, which was $1.22 to €1.00.

Our historical net tangible book value (deficit) as of December 31, 2020 was €(41.1) million ($(50.2) million), corresponding to a net tangible book value of $(10.07) per ADS. Historical net tangible book value per ADS represents the amount of our total tangible assets less our total liabilities, excluding deferred offering costs, divided by the total number of our ordinary shares outstanding as of December 31, 2020, multiplied by    , which is the number of ordinary shares represented by one ADS.

After reflecting the reclassification of the carrying value of outstanding Series A, Series B and Series C ordinary shares into shareholders’ equity (deficit) upon the termination of the Shareholders Agreement, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part, our pro forma net tangible book value as of December 31, 2020 was €48.4 million ($59.1 million), corresponding to a pro forma net tangible book value of $11.85 per ADS. Pro forma net tangible book value per ADS represents the amount of our total tangible assets less our total liabilities, excluding deferred offering costs, divided by the total number of our ordinary shares outstanding as of December 31, 2020, after giving effect to the pro forma adjustments described above and multiplied by                 , which is the number of ordinary shares represented by one ADS.

After giving effect to the sale by us of                ADSs (and the issuance of     ordinary shares represented by the ADSs) in this offering at an assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth in the cover page of this prospectus, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been €                million ($                million), representing a pro forma as adjusted net tangible book value of $                per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of $                per ADS to existing shareholders and an immediate dilution of $                per ADS to new investors purchasing ADSs in this offering. Dilution per ADS to new investors is determined by subtracting our pro forma as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price of $                per ADS.

The following table illustrates this dilution to new investors purchasing ADSs in this offering.

Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS before this offering	$(10.07)
Increase in historical net tangible book value per ADS attributable to the pro forma adjustments described above	21.92
Pro forma net tangible book value per ADS before this offering	11.85
Pro forma increase in net tangible book value per ADS attributable to this offering
Pro forma as adjusted net tangible book value per ADS after this offering

Dilution per ADS to new investors in this offering		$

If the underwriters exercise in full their option to purchase an additional                ADSs (representing                 ordinary shares), our pro forma as adjusted net tangible book value after this offering would be $                per ADS, representing an immediate increase in pro forma as adjusted net tangible book value of $                per ADS to existing shareholders and immediate dilution of $                per ADS to new investors purchasing ADSs in this offering, based on the assumed initial public offering price of $                per ADS in this offering, which is the midpoint of the price range set forth in the cover page of this prospectus, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial offering price of $                per ADS, which is the midpoint of the price range set forth in the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value after this offering by $                per ADS and the dilution to new investors in this offering by $                per ADS, assuming that the number ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting commissions.

An increase or decrease of 1,000,000 in the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value after this offering by $                per ADS and the dilution to new investors participating in this offering by $                per ADS, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting commissions.

The following table summarizes, as of December 31, 2020, on the pro forma as adjusted basis described above, the number of ordinary shares purchased from us (including ordinary shares represented by ADSs purchased in this offering), the total consideration paid to us and the average price per ordinary share and ADS paid by existing shareholders and by new investors purchasing ADSs in this offering. The table below is based on the assumed initial public offering price of $                per ADS in this offering, which is the midpoint of the price range set forth in the cover page of this prospectus, before deducting the estimated underwriting commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased(1)			Total Consideration			Weighted-Average Price per Ordinary Share	Weighted-Average Price per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$	$
New investors							$	$

Total			%	$		%

(1)	Includes ordinary shares represented by ADSs.

Each $1.00 increase or decrease in the assumed initial offering price of $                per ADS, which is the midpoint of the price range set forth in the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $                million, assuming that the number of ADSs offered by us in this offering, as set forth on the cover page of this prospectus, remains the same.

An increase or decrease of 1,000,000 in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $                million, assuming no change in the assumed initial public offering price of $     per ADS.

The foregoing tables and calculations (other than the historical net tangible book value calculations) are based on 4,982,846 ordinary shares outstanding as of December 31, 2020, and excludes:

•	79,154 ordinary shares issuable upon the exercise of options (SO) outstanding as of December 31, 2020, with a weighted average exercise price of €15.27 per ordinary share;

•	220,648 ordinary shares issuable upon the vesting of free shares (AGA) outstanding as of December 31, 2020;

•	431,340 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of December 31, 2020, with a weighted average exercise price of €13.03 per share;

•

252,498 ordinary shares that may be issued upon conversion of the Convertible Promissory Note (as defined in Related Party Transactions—Ionis Convertible Promissory Note) outstanding as of December 31, 2020; and

•

             ordinary shares reserved pursuant to delegations of authority from our shareholders approved on for grants after this offering of options (SO), free shares (AGA), share warrants (BSA) and shares reserved under our 2021 ESPP (which will become effective in connection with this offering) to our directors, executive officers, employees, consultants, board observers and advisors.

To the extent that the options (SO), free shares (AGA), share warrants (BSA) or the Convertible Promissory Note described above are exercised or settled or we issue additional ADSs or ordinary shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

If the underwriters exercise in full their option to purchase an additional                ADSs, the following will occur:

•	the percentage of our ordinary shares held by existing shareholders will decrease to % of the total number of our ordinary shares outstanding after this offering; and

•

the percentage of our ordinary shares (including ordinary shares in the form of ADSs) held by new investors will increase to approximately                % of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data for the periods indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected for any future period. You should read the following selected consolidated financial data together with the consolidated financial statements included elsewhere in this prospectus and the sections titled “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We maintain our books and records in euros, and we prepare our financial statements in accordance with U.S. GAAP.

	Year Ended December 31,
	2019	2020
	(in thousands, except share and per ordinary share amounts)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	€8,330	€12,727
General and administrative	2,753	5,753

Loss from operations	(11,083)	(18,480)
Interest expense	(205)	(214)
Foreign currency losses	(33)	(17)

Loss before income tax expense	(11,321)	(18,711)
Income tax expense	(2)	(24)

Net loss	€(11,323)	€(18,735)

Per share information:
Net loss per ordinary share, basic and diluted(1)	€(6.50)	€(5.32)

Weighted average ordinary shares outstanding, basic and diluted(1)	1,741,629	3,523,399

(1)

Series A, Series B and Series C ordinary shares are included in the basic and diluted net loss per share. For details on the calculation of our basic and diluted net loss per ordinary share see Note 2 to our audited consolidated financial statements, respectively, included elsewhere in this prospectus.

	As of December 31,
	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash	€7,344	€54,012
Working capital(1)	9,458	54,191
Total assets	11,839	60,504
Convertible promissory note with related party	3,874	4,068
Loans payable (current and noncurrent)	850	2,350
Series A, B and C ordinary shares	28,140	89,529
Total shareholders’ deficit	(23,192)	(39,734)

(1)	Working capital is calculated as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage company focused on developing and commercializing novel therapies to transform the lives of patients with rare diseases who have limited or no treatment options. We are initially focused on developing treatments for neuromuscular diseases, beginning with myotubular and centronuclear myopathies, or CNM, a group of devastating rare genetic disorders with shortened life expectancy and significant morbidity. Our lead product candidate, DYN101, is an antisense oligonucleotide, or ASO, designed to be a disease-modifying medicine for treatment of the majority of CNM patients across multiple mutations in both adult and pediatric populations. We are conducting a Phase 1/2 clinical trial in Europe of DYN101, which is called UNITE-CNM, and we intend to expand this trial to sites in the United States in                 , subject to U.S. Food and Drug Administration, or FDA, authorization to proceed. We expect to report interim pharmacokinetic, or PK, and safety data from this trial in the first half of 2022. DYN101 has been granted orphan drug designation by the FDA and European Medicines Agency, or EMA, and rare pediatric disease designation by the FDA. Our second program, DYN201, is a discovery-stage program focused on developing a treatment for a group of rare inherited neurodegenerative disorders called hereditary spastic paraplegias, or HSP.

Since our inception, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing product and technology rights, and conducting research and development in our clinical trials. We have incurred recurring losses and negative cash flows from operations and have funded our operations primarily through the sale and issuance of our Series A, Series B and Series C ordinary shares, research credits and subsidies afforded to us under French law, and loans from Bpifrance in connection with our research and development efforts. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates. We expect to continue to incur significant expenses and increasing operating losses in connection with ongoing development activities related to our portfolio of programs as we advance the clinical development of DYN101; advance the continued research and development of DYN201; perform research activities as we seek to discover and develop additional programs and product candidates; carry out maintenance, expansion enforcement, defense, and protection of our intellectual property portfolio; and hire additional research and development, clinical and commercial personnel. In addition, we have several development, regulatory and commercial milestone payment obligations under our licensing arrangements.

Our net loss was €11.3 million and €18.7 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, we had €54.0 million in cash and an accumulated deficit of €46.1 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance our programs through all stages of development and clinical trials and, ultimately, seek regulatory approval. In addition, if we obtain marketing approval for any of our existing or future product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

As a result, we will need to raise substantial additional capital to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we plan to finance our operations through the sale of equity, debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing as and when needed to finance our operations on terms acceptable to us or at all. If we are unable to secure adequate additional funding as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more product candidates or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We expect our existing cash, together with the net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements                 . See “Use of Proceeds.”

Impact of the COVID-19 Pandemic

In December 2019, the coronavirus disease, COVID-19, was identified in Wuhan, China. Since then, COVID-19 has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and travel bans and government stay at home orders have caused widespread disruption in business operations and economic activity. We continue to monitor how the COVID-19 pandemic is affecting our employees, business, development programs and ongoing clinical trial for DYN101. In response to the spread of COVID-19, we closed our executive offices for a period of time in compliance with the requirements of the French government, with our administrative employees continuing their work outside of our offices, and limited the number of staff in any given research and development laboratory, among other precautionary measures taken. We have not furloughed any of our staff and have not elected to participate in any of the other COVID-19 related government assistance schemes that have been implemented globally.

To date, disruptions caused by the COVID-19 pandemic have included delays of our UNITE-CNM Phase 1/2 trial for DYN101 due to difficulties enrolling and retaining patients and initiating new trial sites, as well as delays in our research-stage development programs due to limited operations at our laboratory facilities. The COVID-19 pandemic has also impacted and may continue to impact personnel at our third-party manufacturing facilities or the availability or cost of materials, which would disrupt our supply chain, and it may affect our ability to timely complete our ongoing UNITE-CNM Phase 1/2 trial and delay the initiation of any future preclinical studies or clinical trials, disrupt regulatory activities or have other adverse effects on our business and operations. For example, we have experienced delays in receiving supplies of raw materials for future clinical development due to the impact of COVID-19 on our suppliers’ ability to timely manufacture these materials.

As a result, we expect that the COVID-19 pandemic will continue to impact our business, results of operations, clinical and research-stage development timelines and financial condition. At this time, there is significant uncertainty relating to the trajectory of the COVID-19 pandemic and impact of related responses. For example, governments in Europe including France are experiencing several rounds of shutdowns. The impact of COVID-19 on our future results will largely depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States, Europe and other countries, business closures or business disruptions, the continued impact on financial markets and the global economy, and the effectiveness of the global response to contain and treat the disease.

Licensing Agreements and Strategic Collaborations

Ionis Research Collaboration and License Agreement

In October 2016, we entered into a research collaboration and license agreement, or the Ionis License Agreement, with Ionis Pharmaceuticals, Inc., or Ionis. Under the Ionis License Agreement, we agreed to a research collaboration with Ionis to discover and develop ASO drugs to treat CNM and other neuromuscular diseases by knocking down the Dynamin 2, or DNM2, gene. Ionis granted us an option to obtain an exclusive license to develop and commercialize such DNM2 ASO drugs to treat CNM and other neuromuscular diseases, or the Option. The research collaboration completed in 2017 and Ionis identified several DNM2 ASOs, including DYN101, our lead product candidate. We exercised the Option in November 2017 and amended the Ionis License Agreement in April 2018.

We are solely responsible for, and are required to use commercially reasonable efforts to, research, develop, manufacture and commercialize the Ionis Licensed Products, at our own costs. We are also responsible for supplying all active pharmaceutical ingredients and finished drug product for our exploitation of the Ionis Licensed Products. In addition, we agreed to certain specific performance milestones, or Performance Milestones, and the associated timeline by which each such Performance Milestone must be achieved.

In partial consideration of the rights granted by Ionis to us under the Ionis License Agreement, we issued Ionis securities in February 2018, June 2018 and March 2020. In connection with our exercise of the Option, we paid Ionis a license fee of €4.2 million ($5.0 million using an exchange rate of 1.18) in the form of equity. Additionally, we paid Ionis a milestone payment of €4.5 million ($5.0 million at an exchange rate of 1.12) in the form of equity in connection with the initiation of our Phase 1/2 clinical trial for DYN101.

As of December 31, 2020, we are required to pay Ionis additional milestone payments of up to €114.9 million ($140.5 million) (using an exchange rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020) upon the achievement of development and regulatory milestones. Development milestones are primarily based on the initiation of clinical trial phases and regulatory milestones are primarily based on the achievement of initial application filings and subsequent approvals from regulatory agencies. In addition, the Company is obligated to pay Ionis up to €49.1 million ($60.0 million) (using an exchange rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020) in commercial milestones based on certain annual net product sales thresholds, subject to potential increase if we undergo a change of control transaction before a specified event for a specific indication. We are also obligated to pay Ionis tiered royalties on net sales of the Ionis Licensed Products by us or our affiliates at rates ranging from a low double digit to mid-teen percentage, on a country-by-country and product-by-product basis. Our obligation to pay Ionis the full royalty as mentioned above will continue, on a country-by-country and product-by-product basis, from the first commercial sale of such product in such country until the latest of (a) expiration of the last valid claim in the licensed patent rights in such country covering such product, (b) the expiration of data exclusivity in such country for such product, or (c) 10 years after the first commercial sale of such product in such country, or the Full Royalty Period. For each year after the Full Royalty Period, the royalty rate will be reduced on a year-by-year basis based on the reduction in annual net sales compared to the highest annual net sales during the Full Royalty Period. Our obligation to pay Ionis such reduced royalties will end when annual net sales drop to a low double-digit percentage of the highest annual net sales during the Full Royalty Period, for two consecutive years. Royalties we owe Ionis are subject to certain conditions and customary reductions. If, in connection with an Ionis Licensed Product, a regulatory authority grants us credits, reduced fees, priority review or any other incentives, and we transfer such incentive to a third party for consideration, we are obligated to share with Ionis a portion of such consideration, up to a low double-digit percentage, depending on Ionis’ holding in our share capital on a fully diluted basis. If we grant a sublicense or option to a third party to practice the patent rights licensed to us under the Ionis License Agreement to commercialize an Ionis Licensed Product, we are required to share with Ionis a portion of all consideration we receive from such sublicense, ranging from a low double-digit to mid-double-digit percentage, depending on the development stage for the indication that is subject to the applicable sublicense.

Either party may terminate the Ionis License Agreement for the uncured material breach of the other party or in the case of insolvency. We may terminate the Ionis License Agreement for convenience on a specified notice period.

See “Business—Licensing Agreements and Strategic Collaborations—Ionis Research Collaboration and License Agreement” for more information.

Conectus Exclusive Patent Sublicense Agreement

In October 2016, we entered into an exclusive patent sublicense agreement, or the Conectus Sublicense Agreement, with Satt Conectus Alsace, or Conectus, a company created by the French National Institute of Health and Medical Research, the National Center for Scientific Research, or CNRS, and the University of Strasbourg, or collectively, the Establishments, dedicated to the Establishments’ technology transfer. Conectus obtained from CNRS an exclusive license to exploit certain technology regarding a new therapeutic strategy for the treatment of CNM and other neuromuscular disorders, or the CNRS Technology. We are required to use reasonable commercial efforts to develop, manufacture, sell, use and otherwise commercially exploit at least one Conectus Licensed Product.

As partial consideration of the rights granted by Conectus to us, we paid Conectus an upfront payment in the form of equity. We are required to pay Conectus, on a country-by-country and product-by-product basis, (i) tiered royalties in the low single-digit percentages on net sales of the Conectus Therapeutic Products by us or our affiliates, and (ii) royalties in a low single-digit percentage on net sales of the Conectus Diagnostic Products by us or our affiliates, subject to certain customary reductions. We are also obligated to pay Conectus milestone payments upon the achievement of certain development and regulatory milestone events of up to €1.5 million and €5.7 million in developmental and regulatory milestone payments, respectively. If we sublicense to a third party rights over the patent rights within the Conectus Licensed Technology or the Conectus Licensed Products, we are required to share with Conectus a portion of all consideration we receive from such sublicense, ranging from a low single-digit to low double-digit percentage, depending on whether the product subject to the applicable sublicense is a Conectus Therapeutic Product or a Conectus Diagnostic Product and, if it is a Conectus Therapeutic Product, the development stage of such Conectus Therapeutic Product. Such sharing of sublicense consideration is in lieu of any royalties or milestone payments for the product or patent rights subject to such sublicense. Notwithstanding the foregoing, if the manufacture, use or commercialization of a Conectus Licensed Product is covered by patent rights within the Conectus Licensed Technology but not patent rights within the CNRS Technology, then the payments described above when due will be reduced by a certain percentage.

Either party may terminate the Conectus Sublicense Agreement for the uncured material breach of the other party. Conectus may terminate the Conectus Sublicense Agreement if we challenge any of the licensed patents, in the case of our insolvency, or in specified circumstances if we undergo a change of control transaction. We may terminate the Conectus Sublicense Agreement for convenience on a specified notice period.

See “Business—Licensing Agreements and Strategic Collaborations—Conectus Exclusive Patent Sublicense Agreement” for more information.

Research Collaboration and License Agreement with Paris Brain and Spine Institute

In June 2018 (and subsequently amended in June 2019), we entered into a research collaboration and license agreement with the Institut Du Cerveau et de la Moelle Epiniere, or the Paris Brain and Spine Institute License Agreement, to discover, develop and commercialize a new treatment approach for hereditary spastic paraplegia, or HSP, type 11. In addition, the Paris Brain and Spine Institute granted us an option to obtain an exclusive license to develop and commercialize the Company’s DYN201 program.

In October 2020, we exercised our option under the Paris Brain and Spine Institute License Agreement and entered into an exclusive worldwide sublicense agreement to further develop and commercialize our second program, DYN201, for the treatment of HSP. We are responsible for performing all development and commercialization activities. We paid an upfront fee of €47,000 upon entering into the licensing arrangement. We are also obligated to pay the Paris Brain and Spine Institute up to €1.8 million and €6.3 million in developmental and regulatory milestone payments, respectively. In addition, we are obligated to share a portion of the net product sales we receive from commercialized products defined under the Paris Brain and Spine Institute License Agreement at low single digit royalty rates.

Either party may terminate the Paris Brain and Spine Institute License Agreement for the uncured material breach of the other party. Paris Brain and Spine Institute may terminate the Paris Brain and Spine Institute License in the case of our insolvency. We may terminate the Paris Brain and Spine Institute License Agreement for convenience on a specified notice period.

Components of Results of Operations

Revenues

To date, we have not generated any revenue from the sale of products. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop, obtain regulatory approval and commercialize DYN101 and any of our future product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Research and Development Expense

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our clinical and preclinical programs, net of reimbursements. We expense research and development costs as incurred. These expenses include:

•	expenses incurred to conduct the necessary preclinical studies and clinical trials required to obtain regulatory approval;

•	milestone payments pursuant to our license agreements;

•	personnel expenses, including salaries, benefits and share-based compensation expense for employees engaged in research and development functions;

•

costs of funding research performed by third parties, including pursuant to agreements with CROs, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•

expenses incurred under agreements with contract manufacturing organizations, or CMOs, including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	fees paid to consultants who assist with research and development activities;

•	expenses related to regulatory activities, including filing fees paid to regulatory agencies; and

•	allocated expenses for facility costs, including rent, utilities, depreciation and maintenance.

Research and development activities are central to our business model. Product candidates in later stages of clinical development will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to increase significantly over the next several years as we increase personnel costs, including share-based compensation, conduct our clinical trials for DYN101 and conduct other clinical trials for future product candidates and prepare regulatory filings for any of our product candidates.

The successful development of our current or future product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of DYN101 or our future product candidates, or when, if ever, material net cash inflows may commence from our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of many factors, including:

•	delays in regulators or institutional review boards authorizing us or our investigators to commence our clinical trials, or in our ability to negotiate agreements with clinical trial sites or CROs;

•	our ability to secure adequate supply of our product candidates for our trials;

•	the number of clinical sites included in the trials;

•	the ability and the length of time required to enroll suitable patients;

•	the number of patients that ultimately participate in the trials;

•	the number of doses patients receive;

•	any side effects associated with our product candidates;

•	the duration of patient follow-up;

•	the results of our clinical trials;

•	significant and changing government regulations; and

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others.

Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals. We may never succeed in achieving regulatory approval for our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of our product candidates. A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, EMA or other comparable regulatory authorities were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development. Product commercialization will take several years, and we expect to spend a significant amount in development costs.

Research Tax Incentives and Grants

We participate in the Crédit d’Impôt Recherche, or CIR (Research Tax Credit), program which is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. We expect to continue to benefit from this program after we are a public company for as long as we are considered a small or medium-sized entity (petite ou moyenne entreprise) in France. We incur expenditures that meet the required criteria and receive a tax credit that is reimbursed in cash. We estimate the amount of the cash refund we expect to receive under this program and record such amounts as reductions to our research and development expense.

In addition, we receive various grants to subsidize our research and development efforts. Grants are also recognized as a reduction to our research and development expenses when we determine it is probable that we have met the conditions attached to the grant and the grant will be received. For grants received in advance, we defer recognition until such conditions have been met.

General and Administrative Expense

General and administrative expense consists primarily of personnel expenses, including salaries, benefits and share-based compensation expense, for employees in executive, finance, accounting, business development and human resource functions. General and administrative expense also includes corporate facility costs, including rent, utilities, depreciation and maintenance, not otherwise included in research and development expense, as well as legal fees related to intellectual property and corporate matters and fees for accounting and consulting services.

We expect that our general and administrative expense will increase in the future to support our continued research and development activities, potential commercialization efforts and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, insurance and investor relations costs. If any of our current or future product candidates obtains regulatory approval, we expect that we would incur significantly increased expenses associated with building a sales and marketing team.

Interest Expense

Interest expense consists of interest on proceeds received under loans with Bpifrance and non-cash interest associated with the convertible promissory note issued in connection with our Ionis License Agreement with Ionis.

Foreign Currency Losses

Foreign currency losses consist primarily of exchange rate fluctuations on transactions denominated in a currency other than the European Dollar.

Income Tax Expenses

Since inception, we have incurred significant net losses. As of December 31, 2020, we had net operating loss carryforwards, or NOLs, of €39.2 million. We have provided a valuation allowance against the full amount of the deferred tax assets since, in the opinion of management, based upon our earnings history, it is more likely than not that the benefits will not be realized. There were no material changes in our tax position, and we remained in a full valuation allowance position as of December 31, 2020.

Utilization of our NOLs may be subject to a substantial annual limitation. We have recorded a valuation allowance on substantially all of our deferred tax assets, including our deferred tax assets related to our net operating loss carryforwards.

Results of Operations

Comparison of Years Ended December 31, 2019 and 2020

The following table sets forth our results of operations for the years ended December 31, 2019 and 2020 and (in thousands):

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	€8,330	€12,727
General and administrative	2,753	5,753

Loss from operations	(11,083)	(18,480)
Interest expense	(205)	(214)
Foreign currency losses	(33)	(17)

Loss before income tax expense	(11,321)	(18,711)
Income tax expense	(2)	(24)

Net loss	€(11,323)	€(18,735)

Research and Development Expense

The following table summarizes our research and development expenses for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020	Change
Personnel expenses	€921	€1,577	€656
Milestone payments	—	4,620	4,620
Preclinical and clinical development expenses	9,615	7,993	(1,622)
Research tax credits and grant reimbursements	(2,243)	(1,588)	655
Other expenses	37	125	88

	€8,330	€12,727	€4,397

Research and development expenses for the year ended December 31, 2019 were €8.3 million, compared to €12.7 million for the year ended December 31, 2020. The increase of €4.4 million was primarily due to the recognition of a €4.5 million milestone payment to Ionis upon initiating our Phase 1/2 clinical trial of DYN101 in March 2020. Our personnel costs increased by €0.7 million to €1.6 million for the year ended December 31, 2020, compared to €0.9 million for the year ended December 31, 2019, which was attributable to the increase in our research and development employee headcount. These increases were primarily offset by a €1.6 million decrease in preclinical and clinical development expenses. This decrease was attributable to the COVID-19 pandemic beginning in March 2020, which resulted in delays in patient recruitment and initiating new trial sites for our Phase 1/2 clinical trial for DYN101 and delays in our overall research and development efforts.

General and Administrative Expense

The following table summarizes our general and administrative expenses for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020	Change
Personnel expenses	€1,073	€2,878	€1,805
Facilities and supplies	146	141	(5)
Legal and professional fees	935	2,365	1,430
Other expenses	599	369	230

	€2,753	€5,753	€3,000

General and administrative expenses for the year ended December 31, 2019 were €2.8 million, compared to €5.8 million for the year ended December 31, 2020. The increase of €3.0 million was attributable to €1.8 million in personnel expenses due to increases in our executive and operational headcount and €1.4 million in legal and professional fees in support of our patent portfolio and expanding infrastructure in preparation to operate as a public company.

Interest Expense

We recognized €0.2 million in interest expense for each of the years ended December 31, 2019 and 2020, which was primarily attributable to the outstanding principal balance associated with our convertible promissory note issued to Ionis in connection with the Ionis License Agreement and the principal balance associated with borrowings under our debt arrangements with Bpifrance.

Foreign Currency Losses

We recognized €33,000 and €17,000 in foreign currency losses for the years ended December 31, 2019 and 2020, respectively, which was attributable to the fluctuation of the transactions we entered into and settled that are denominated in currencies other than our functional currency, which is the Euro.

Income Tax Expense

We recorded income tax expense of €2,000 and €24,000 for the years ended December 31, 2019 and 2020. As of December 31, 2020, we had net operating loss carryforwards of €39.2 million which carry forward indefinitely.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2020, we had cash of €54.0 million. We have primarily financed our operations since our inception through the sale of our ordinary shares. From October 2017 through November 2020, we sold ordinary shares, including Series A, Series B and Series C ordinary shares, raising aggregate net proceeds of €85.8 million.

We have also financed our operations through the receipt of research tax credits and other governmental grants. In addition, we have financed our operations through €2.0 million in loans and €0.4 million in grants from Bpifrance since our inception. We have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years.

Cash Flows

The following table shows a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,
	2019	2020
Net cash (used in) provided by:
Operating activities	€(12,108)	€(11,513)
Investing activities	(309)	(200)
Financing activities	10,040	58,387
Effects of exchange rate changes on cash	—	(6)

Net increase (decrease) in cash	€(2,377)	€46,668

Operating Activities

During the year ended December 31, 2020, we used €11.5 million of net cash in operating activities. Cash used in operating activities reflected our net loss of €18.7 million that was offset by a €4.5 million non-cash milestone payment to Ionis, which was recorded as in-process research and development expense, €1.8 million of other non-cash charges related to depreciation expense, share-based compensation and non-cash interest on our convertible promissory note, and a change of €1.0 million in our operating assets.

During the year ended December 31, 2019, we used €12.1 million of net cash in operating activities. Cash used in operating activities reflected our net loss of €11.3 million and a €1.5 million change in our operating assets and liabilities. These activities were offset by non-cash charges of €0.7 million.

Investing Activities

For the years ended December 31, 2019 and 2020, we used cash in investing activities of €0.3 million and €0.2 million, respectively, for the purchase of property and equipment.

Financing Activities

During the year ended December 31, 2020, financing activities provided €58.4 million in net cash proceeds, primarily attributable to the sale of Series C ordinary shares for net proceeds of €56.9 million. In addition, we received net proceeds of €1.4 million from our debt arrangement with Bpifrance and received €0.6 million in proceeds upon the issuance of share warrants (bons de souscription d’actions), or BSAs, associated with our share-based compensation arrangements.

During the year ended December 31, 2019, financing activities provided €10.0 million in net cash proceeds, primarily attributable to the sale of Series B ordinary shares for net proceeds of €10.0 million. In addition, we received €49,000 in proceeds upon the issuance of BSAs.

Indebtedness

Convertible Promissory Note with Related Party

In 2017 and as partial consideration for the Ionis License Agreement, we issued a convertible promissory note with a notional value of €3.5 million to Ionis that bears interest at 5.0% compounded annually. All outstanding principal and interest are due, if not converted, at the earlier of (i) the sale of our Company, (ii) the termination of the Ionis License Agreement, and (iii) five years from original issuance of the promissory note. The promissory note may be repaid prior to maturity, at our option and without penalty. Any outstanding principal and accrued interest are due on demand in the event of default which is defined as our failure to make payment or upon dissolution. In the event we enter into a sublicense agreement, 25%-50% of the proceeds received from the sublicensing agreement would be used for partial repayment of any outstanding principal and accrued interest. Ionis, at its option and subject to beneficial ownership limitations, may elect to convert the outstanding principal and accrued interest into shares of our Series A ordinary shares at a conversion price of €16.11 per share.

Loans Payable

In 2018, we entered into a debt arrangement with Bpifrance to finance the development of our platform technology, borrowing an aggregate of €0.5 million. The borrowings bear interest at 4.07% annually. Beginning March 2022 and through December 31, 2026, the Company is obligated to make quarterly principal repayments of €25,000 plus interest, with quarterly interest-only payments required in the interim.

In December 2020, the Company entered into an additional debt arrangement with Bpifrance to provide funding for our research and development activities and for general corporate purposes, borrowing an aggregate of €1.5 million. The borrowings bear interest at 3.57% annually. Beginning March 2024 and through December 31, 2028, the Company is obligated to make quarterly principal repayments of €75,000 plus interest, with quarterly interest-only payments required in the interim.

In addition to the debt facility above, Bpifrance has provided us with two interest free loans in connection with a government sponsored innovation aid program. As of December 31, 2020, we have received €350,000 in funding and will be eligible to receive an additional €150,000 of additional funding upon completion of research and development activities related to DYN101. We are obligated to make quarterly repayments that escalate from €25,000 to €63,000 per quarter beginning in September 2021 until they mature in June 2024.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for any of our current and future product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We anticipate that our expenses will increase substantially as we:

•	advance the clinical development of DYN101, including our ongoing and future Phase 1/2 clinical trials;

•	advance the continued research and development of DYN201;

•	seek to discover and develop additional clinical and preclinical product candidates;

•	scale up our clinical and regulatory capabilities;

•	adapt our regulatory compliance efforts to incorporate requirements applicable to marketed products;

•	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidates for which we may obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional internal or external clinical, manufacturing and scientific personnel or consultants;

•	add operational, financial and management information systems and personnel, including personnel to support our product development efforts; and

•	incur additional legal, accounting and other expenses in operating as a public company.

We expect our existing cash, together with the net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements                . See “Use of Proceeds.”

Because of the numerous risks and uncertainties associated research, development and commercialization of product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of preclinical studies and clinical trials;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for the next couple of years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ordinary shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments at December 31, 2020:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Operating leases(1)	€84	€178	€182	€245	€689
Loans payable(2)	109	568	993	1,055	2,725
Convertible promissory note with related party(3)	—	4,506	—	—	4,506

Total	€193	€5,252	€1,175	€1,300	€7,920

(1)	Reflects obligations pursuant to our office lease in Illkirch-Graffenstaden, France.
(2)	Reflects principal and interest payments pursuant to our loan arrangements with Bpifrance.
(3)

Reflects principal and paid-in-kind interest payments pursuant to our convertible promissory note issued to Ionis in February 2018. The table above assumes cash settlement at the contractual maturity date in February 2023. Settlement may through the conversion of outstanding principal and paid-in-kind interest into shares of our Series A ordinary shares and prior to maturity.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Our contracts with CMOs, CROs and other third parties for the manufacture of our product candidates and to support clinical trials and preclinical research studies and testing are generally cancelable by us upon prior notice. Payments due upon cancellation consisting only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation are not included in the preceding table as the amount and timing of such payments are not known.

The contractual obligations table does not include any potential milestone or royalty payments that we may be required to make under the Ionis License Agreement with Ionis, under the Conectus Sublicense Agreement with Conectus, or under the Paris Brain and Spine Institute License Agreement with Paris Brain and Spine Institute. We excluded these milestone and royalty payments given that the timing of any such payments cannot be reasonably estimated at this time. We may be subject to aggregate milestone payments of up to (i) €114.9 million ($140.5 million) (using an exchange rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020) upon the achievement of development and regulatory milestones, and up to €49.1 million ($60.0 million) (using an exchange rate of $1.22 to €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020) in commercial milestones, under the Ionis License Agreement, (ii) up to €1.5 million and €5.7 million in developmental and regulatory milestone payments, respectively, under the Conectus Sublicense Agreement, and (iii) up to €1.8 million and €6.3 million in developmental and regulatory milestone payments, respectively, under the Paris Brain and Spine Institute License Agreement.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development Accruals

Research and development expenses consist primarily of costs incurred in connection with the development of our product candidates. We expense research and development costs as incurred.

We accrue expenses for preclinical studies and clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the term of the individual trial and patient enrollment rates in accordance with agreements with CROs and clinical trial sites. We determine the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with our internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including our clinical development plan.

We make estimates of our accrued expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Milestone payments within our licensing and collaboration arrangements are recognized when achievement of the milestone is deemed probable to occur. To the extent products are commercialized and future economic benefit has been established, commercial milestones that become probable are capitalized and amortized over the estimated remaining useful life of the intellectual property. In addition, we accrue royalty expense and sublicense nonroyalty payments, as applicable, for the amount it is obligated to pay, with adjustments as sales are made.

Share-Based Compensation

We measure compensation expense for all share-based awards based on the estimated fair value of the award on the grant date. We use the Black-Scholes option pricing model to value our BSA and stock option awards. We recognize compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. We have not issued awards where vesting is subject to a market or performance condition.

The Black-Scholes option-pricing model requires the use of subjective assumptions that include the expected stock price volatility and the fair value of the underlying ordinary shares on the date of grant. See Note 8 to our audited consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our BSAs and stock options granted during the years ended December 31, 2019 and 2020.

Estimating the Fair Value of Ordinary Shares

We are required to estimate the fair value of our ordinary shares underlying our share-based awards. Because our ordinary shares are not currently publicly traded, the fair value of the ordinary share has been estimated on each grant date by our board of directors, with input from management, considering our most recently available third-party valuation of ordinary shares.

Our board of directors considered various objective and subjective factors to estimate the estimated fair value of our ordinary shares, including:

•	the estimated value of all classes of securities outstanding;

•	the anticipated capital structure that will directly impact the value of the currently outstanding securities;

•	our results of operations and financial position;

•	the status of our research and development efforts;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our ordinary share as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	European and global economic conditions;

•	the likelihood of achieving a liquidity event for the holders of our ordinary shares, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the market value and volatility of comparable companies.

In estimating the fair value of our ordinary shares, our board of directors considered the subjective factors discussed above in conjunction with the most recent valuations of our ordinary shares that were prepared by an independent third-party. The independent valuation prepared as of July 19, 2018 was utilized by our board of directors when estimating the fair value of our ordinary shares for the awards granted from September 27, 2018 through June 2019. The independent valuation prepared as of June 30, 2020 was utilized by our board of directors when estimating the fair value of our ordinary shares for the awards granted from March 2020 through June 2020. The independent valuation prepared as of November 18, 2020 was utilized by our board of directors when estimating the fair value of our ordinary shares for the awards granted from November 2020 through December 2020. These third-party valuations resulted in a valuation of our ordinary shares of €11.40, €17.84, and €21.66 per share as of July 19, 2018, June 30, 2020, and November 18, 2020, respectively.

Following the closing of this offering, the fair value of our ordinary shares will be the closing price of our ordinary shares on the Nasdaq Global Market as reported on the date of the grant.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. We therefore believe that we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. Our interest-earning assets consist of cash. Interest income earned on these assets was de minimis for the years ended December 31, 2019 and 2020.

JOBS Act Transition Period

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to utilize the extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for emerging growth companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenues of at least $1.07 billion or (iii) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview

We are a clinical-stage company focused on developing and commercializing novel therapies to transform the lives of patients with rare diseases who have limited or no treatment options. We are initially focused on developing treatments for neuromuscular diseases, beginning with myotubular and centronuclear myopathies, or CNM, a group of devastating rare genetic disorders with shortened life expectancy and significant morbidity. Our lead product candidate, DYN101, is an antisense oligonucleotide, or ASO, designed to be a disease-modifying medicine for treatment of the majority of CNM patients across multiple mutations in both adult and pediatric populations. We are conducting a Phase 1/2 clinical trial in Europe of DYN101, which is called UNITE-CNM, and we intend to expand this trial to sites in the United States in                , subject to U.S. Food and Drug Administration, or FDA, authorization to proceed. We expect to report interim pharmacokinetic, or PK, and safety data from this trial in the first half of 2022. DYN101 has been granted orphan drug designation by the FDA and European Medicines Agency, or EMA, and rare pediatric disease designation by the FDA.

We leverage our team’s core strength in translational research and development to identify what we believe to be the most suitable target and modality to address a particular rare disease, aiming to mitigate challenges faced by others in the development of therapeutics. We select diseases with high unmet need that correspond to patient populations with genetic mutations whom we believe can be treated by altering the expression of a specific gene. We aim to match the target with the most suitable technical modality. In our DYN101 program, we identified dynamin 2, or DNM2, protein, which when elevated is toxic in muscle cells, as the principal disease-causing mechanism in CNM. We selected ASOs as a treatment modality based on their advantageous properties that we believe make them well suited to target DNM2 protein expression and our previous experience with this technology in our preclinical studies. Based on our observations in animal models, combined with clinical observations from other ASOs, we believe that ASOs will reach sufficient levels in patients’ muscles to have a significant impact on the daily lives of CNM patients. We believe this feature, along with the several other advantageous features of ASOs, makes antisense technology the ideal modality for treating CNM.

Leveraging our relationships in the industry, we formed a strategic collaboration with Ionis Pharmaceuticals, Inc., or Ionis, a world leader in the discovery and development of ASOs. Our initial research collaboration and license agreement with Ionis provides us access to its state-of-the-art ASO technology, which underpins our lead product candidate, DYN101.

Patients are at the core of what we do. We are developing DYN101 to treat both adult and pediatric patients with CNM, or approximately 72% of the estimated 4,000 to 5,000 CNM patient population in the United States, European Union, Japan and Australia. We are strengthening and growing our relationships with patient advocacy groups, key opinion leaders and practitioners, to establish Dynacure as a patient-focused leader in the treatment of rare neuromuscular disorders.

The Dynacure Team

We have assembled an international, seasoned management and scientific research and development team with extensive experience in identifying, developing and commercializing novel therapies for rare diseases. We are led by our Chief Executive Officer, Stephane van Rooijen, M.D., MBA, who has a deep understanding of rare disease drug development and commercialization from leading roles at companies such as Genzyme and Viropharma. Belinda Cowling, Ph.D., our cofounder and Chief Scientific Officer, has nearly 20 years of experience in neuromuscular disease research and has published more than 35 publications in peer-reviewed journals, including the proof-of-concept studies for DYN101. Leen Thielemans, Ph.D., our Chief Development Officer, and Chris Freitag, M.D., our Chief Medical Officer, have more than 40 years of combined experience, from drug discovery through late-stage clinical development, at small biotechnology and large pharmaceutical companies. Our Chief Operating Officer, Frédéric Legros, Ph.D., has an extensive track record in corporate and business development, and our Chief Financial Officer, Dave Garrett, has over 15 years of experience in finance functions in life sciences companies. In addition, Brett Monia, the Chief Executive Officer of Ionis, has been a member of our board of directors since our inception in 2016, supporting our development strategy.

We are supported by a syndicate of leading international life sciences investors, including Andera Partners, Bpifrance, Idinvest Partners, Kurma Partners, Perceptive Advisors, Pontifax, Sphera and Tekla Capital Management. Since our inception, we have raised €85.8 million through private financings with these investors.

Dynacure’s Initial Focus – Treatment of Myotubular and Centronuclear Myopathies (CNM)

We are initially focused on developing treatments for rare neuromuscular diseases, beginning with CNM. CNM is a group of rare and severe neuromuscular diseases that result from genetic mutations. People with CNM begin experiencing muscle weakness at any time from birth to early adulthood, and many patients die in the first 18 months of life. Those who survive longer require intense medical management and nearly uninterrupted support, including permanent ventilation, brace with head support and feeding tubes. The muscle weakness slowly worsens over time and can lead to delayed development of motor skills in childhood, such as crawling or walking, muscle pain during exercise and difficulty walking, with wheelchair use in the most severe cases. Unlike in other muscular dystrophies, affected muscles in CNM patients do not become fibrotic. Instead, muscle tissue remains but is not well structured and, therefore, does not function correctly. There is currently no FDA- or EMA-approved therapeutic treatment for CNM. An AAV-based gene therapy, focusing on a small pediatric population in a subset of CNM patients, is in clinical development by Audentes Therapeutics; however, serious adverse events in this clinical trial, including patient deaths, have sparked safety concerns.

There are three classical forms of CNM. The most severe form of CNM is X-linked myotubular myopathy, or XLCNM, caused by mutations in the MTM1 gene, which accounts for approximately 57% of CNM patients. Mutations in the DNM2 gene result in autosomal dominant CNM, or ADCNM (approximately 11% of CNM patients), and mutations in the BIN1 gene result in autosomal recessive CNM, or ARCNM (approximately 4% of CNM patients).

Our cofounder and Chief Scientific Officer, Belinda Cowling, Ph.D. conducted the foundational research that identified the central role that the DNM2 protein plays in disease pathogenesis in several forms of CNM and that the down regulation of the expression of DNM2 protein could provide a novel therapeutic approach. The DNM2 protein is an enzyme present in all cells of the body that is involved in cellular membrane remodeling. Cellular membranes are dynamic structures that are constantly being remodeled to exert biological functions. We have demonstrated that DNM2 protein when elevated is toxic to muscle cells and is the principal cause of disease in all three classical forms of CNM, which make up approximately 72% of the CNM patient population in the United States, European Union, Japan and Australia. By targeting DNM2 protein expression with our lead product candidate, DYN101, we are potentially able to address the majority of CNM patients.

We selected ASOs as our initial modality due to their unique advantages that we believe make them well suited for a disease-modifying treatment for CNM.

These advantages include:

•	Validated technology with several antisense medicines approved by the FDA or comparable regulatory authorities, including for a neuromuscular disease.

•	Precise specificity by targeting a single strand of ribonucleic acid, or RNA, without permanently changing the patient’s genome.

•

Broad tissue distribution allowing the targeting of diseases affecting various tissue types, including muscle, and potential use without the need for vehicles or conjugates to help with targeted tissue delivery.

•

Ability for dose titration, allowing for dose-dependent and reversible control of level and duration of protein expression, with a long half-life in the range of weeks to months, which could allow for weekly, monthly or even less frequent dosing depending on the disease and target tissue.

•	Low immunogenicity that allows for a potentially broader addressable patient population and repeat dosing compared to other therapeutic approaches, such as gene therapies.

•	Well-established and scalable manufacturing processes, which could make ASOs more cost effective to produce than other therapeutic approaches, such as gene therapies.

Leveraging our relationships in the industry to identify a strategic collaborator, in October 2016, we entered into a research collaboration and license agreement with Ionis, a world leader in the discovery and development of ASOs. We have an exclusive, worldwide, royalty-bearing license agreement with Ionis to research, develop, manufacture and commercialize our lead product candidate, DYN101, an ASO for the treatment of CNM.

We are conducting our UNITE-CNM Phase 1/2 clinical trial of DYN101 in Europe and we intend to expand this trial to sites in the United States in                , subject to FDA authorization to proceed. We expect to report interim PK and safety data from the low- and mid-dose cohorts from this trial in the first half of 2022 and expect to report final data in 2023. We believe that DYN101, if approved, could provide the first disease-modifying treatment for the majority of patients suffering from CNM.

Our Pipeline

The following table summarizes our current pipeline of wholly-owned programs with an initial focus on treating rare neuromuscular diseases.

*	We have submitted an IND to the FDA for our Phase 1/2 clinical trial in adults and expect to expand our ongoing UNITE-CNM trial to sites in the United States in .

DYN101

We are developing our lead product candidate, DYN101, an ASO designed to reduce expression of the DNM2 protein, for the treatment of CNM. In preclinical studies of ASOs targeting DNM2 protein expression, we observed that a reduction in DNM2 protein reversed disease features, improved muscle mass and muscle force and extended lifespan in mouse models of the most severe forms of CNM. Our preclinical studies also indicated sufficient skeletal muscle uptake to translate into a reduction of DNM2 protein of up to 50%. In these preclinical studies, we observed that a reduction of DNM2 protein of 15% to 50% produced a therapeutic effect in multiple relevant mouse models of CNM.

We are conducting our UNITE-CNM Phase 1/2 clinical trial, dosing intravenously (IV) once per week, in Europe for the treatment of patients aged 16 or older with XLCNM and ADCNM, the two most common forms of CNM, which together comprise approximately 68% of the estimated 4,000 to 5,000 CNM patient population in the United States, European Union, Japan and Australia. We have submitted an IND to the FDA to expand this trial to sites in the United States in                . We expect to report interim PK and safety data from the low- and mid-dose cohorts from this trial in the first half of 2022 and expect to report final data in 2023. We also plan to initiate a Phase 1/2 clinical trial of DYN101 in pediatric patients in Europe. Following interim data from the UNITE-CNM Phase 1/2 trial in adults, and subject to regulatory authorization, we could commence this pediatric clinical trial as early as the first half of 2022. We believe that DYN101, if approved, could provide the first disease-modifying treatment for the majority of patients suffering from CNM. Patents covering DYN101 expire in 2039, exclusive of possible patent term extensions or adjustments.

DYN201

Our second program, DYN201, is a discovery-stage program to develop a potential treatment for a group of rare inherited neurodegenerative disorders called hereditary spastic paraplegias, or HSP. HSP affects approximately five out of every 100,000 people worldwide and is characterized by debilitating and severe progressive weakness and spasticity and can be associated with mild to severe cognitive defects. There are currently no disease-modifying therapies for any form of HSP. We are conducting initial target-validation studies and expect to report on these studies in 2021. If target validation is achieved, we will proceed to candidate selection.

Our Strategy

Our vision is to become a global leader in rare inherited disorders by developing and commercializing therapeutics that transform the lives of patients suffering from life-threatening disorders.

The key elements of our strategy are to:

•

Advance the development of DYN101 for the treatment of the majority of patients with CNM. The three classical forms of CNM account for approximately 72% of the estimated 4,000 to 5,000 patients with CNM in the United States, European Union, Japan and Australia. In preclinical studies, we identified that DNM2 protein when elevated is toxic to muscle cells and is the principal disease-causing mechanism common to these forms of CNM. Additionally, we observed that reducing DNM2 protein expression using an ASO resulted in a prolongation of lifespan or disease reversion. There are currently no FDA- or EMA-approved therapeutics for the treatment of CNM. An AAV-based gene therapy, focusing on a small pediatric population in a subset of CNM patients, is in clinical development by Audentes Therapeutics; however, serious adverse events in this clinical trial, including patient deaths, have sparked safety concerns. We believe that DYN101, if approved, could provide the first disease-modifying treatment for the majority of patients suffering from this devastating group of diseases.

•

Develop DYN101 for the treatment of both adult and pediatric CNM patient populations. Our goal is to treat patients with CNM of all ages. In contrast to AAV-based gene therapy approaches, which are being developed for pediatric populations, we are developing DYN101 for the treatment of adult and pediatric patients. We are currently evaluating DYN101 in our UNITE-CNM Phase 1/2 clinical trial in Europe for the treatment of patients aged 16 or older with XLCNM and ADCNM, the two most common forms of CNM. We intend to expand this trial to sites in the United States in                , subject to FDA authorization to proceed. We expect to report interim PK and safety data from the low- and mid-dose cohorts from this trial in the first half of 2022 and expect to report final data in 2023. We also plan to initiate a Phase 1/2 clinical trial for DYN101 in pediatric patients in Europe. Following the interim data from the UNITE-CNM Phase 1/2 trial in adults, and subject to regulatory authorization, we could commence this pediatric trial as early as the first half of 2022. DYN101 has been granted orphan drug designation for centronuclear myopathies by the FDA and EMA and rare pediatric disease designation for centronuclear myopathies by the FDA.

•

Advance our DYN201 program for the treatment of HSP. We are conducting a second program, DYN201, to develop a product candidate for the treatment of patients with HSP. There are currently no FDA- or EMA-approved disease-modifying therapies for HSP. We are concentrating on the most common autosomal recessive form, one of the most severe forms of HSP, which is caused by mutations in the SPG11 gene. We are currently conducting initial target-validation studies and expect to report on these studies in 2021. If target validation is achieved, we will proceed to candidate selection.

•

Expand the treatment potential of our programs to additional neuromuscular diseases. We intend to continue to apply our core strength in translational research and development to identify and evaluate additional rare neuromuscular diseases that could potentially be addressed by our development programs. DNM2 protein is present in all cells of the body and could be a key factor in other neuromuscular diseases. For example, we are leveraging our knowledge of the role of the DNM2 protein to identify additional neuromuscular diseases where we believe DYN101 could have a potential therapeutic effect. We are currently conducting preclinical research into muscle targeting strategies for ASOs with Ionis, with the goal of expanding our pipeline of ASO product candidates to treat neuromuscular diseases.

•

Continue to build strategic collaborative relationships to expand our access to cutting-edge technologies and platforms. We intend to continue to collaborate with leading biotechnology companies and academic institutions to gain access to cutting-edge technology and platforms with the potential to provide a targeted treatment modality to implement the insights derived from our expertise and develop new product candidates. For example, for diseases where we believe ASOs provide an advantageous treatment modality, we plan to continue to leverage our relationship with Ionis to access its cutting-edge ASO technology. We believe that these collaborations could advance and accelerate our programs to maximize the value of our pipeline.

•

Establish Dynacure as a patient-focused leader in the treatment of rare neuromuscular disorders by strengthening and growing our relationships with key opinion leaders, practitioners and patient advocacy groups. Patients are at the core of what we do. Our goal is to become a leader in the treatment of rare inherited disorders, beginning with neuromuscular disorders, known for our focus on improving the lives of the patients with these devastating diseases. Advocacy groups, such as the Joshua Frase Foundation (USA), the MTM-CNM Family Connection (USA), Will Cure (USA), Myotubular Trust (UK) and Zusammen Stark (Germany), provide strategic input and help us to acquire an intimate understanding of how we can impact patients’ lives. In 2017, we joined a prospective non-interventional longitudinal study conducted by the Institute of Myology to investigate the natural history and function of patients with CNM to provide a better understanding of the disease progression in this rare group of diseases. We believe the results from the study will help us to evaluate the clinical results from our ongoing and future clinical programs in CNM. We have established strong relationships with key opinion leaders, practitioners and patient advocacy groups in the CNM space, and we intend to grow these relationships and forge new ones in the CNM community and communities for other neuromuscular diseases. By staying connected to these groups, we are able to draw on their in-depth knowledge, experience and insights to inform and enhance our development of potentially transformative therapeutics.

•

Build a purpose-driven company with development, marketing and commercial capabilities. Drawing on the experience of our management team, we intend to market and commercialize our product candidates, if approved, in select geographies. Most rare diseases are treated in a limited number of academic expert centers, which we believe will allow us to utilize small sales teams to target those centers and the specialist physicians who treat the patient populations for our product candidates. In addition, we may explore collaboration arrangements to commercialize our product candidates where we believe the resources and expertise of the third party could be beneficial to patients and our company and stakeholders.

Antisense Oligonucleotide Technology (ASOs)

Background

Oligonucleotides are short strands of modified RNA that are manufactured through chemical synthesis. Therapeutic oligonucleotides may be single- or double-stranded, the choice of which is dictated by the type of RNA modulation mechanism that is being harnessed. Unmodified single- or double-stranded oligonucleotides typically do not possess sufficient drug-like attributes to be used as effective therapeutics. They lack sufficient metabolic stability in extracellular or intracellular fluids or suitable PK properties. ASOs are a subset of single-stranded oligonucleotide therapeutics that are chemically synthesized nucleic acid analogs designed to bind a corresponding strand of RNA and alter protein expression. Once bound to the targeted RNA, ASOs can reduce, restore, or modify protein expression through several distinct mechanisms, as required for a therapeutic effect.

Deoxyribonucleic acid, or DNA, is made up of nucleotides, which are linked together to form a double-stranded structure that resembles a twisted ladder. Within DNA are genes, which contain the information necessary to produce proteins. The sequence or order of the nucleotides in genes essentially forms the cell’s recipe for making proteins. The instructions for making a protein are transcribed from a gene into messenger RNA, or mRNA. mRNA conveys the genetic information from a gene into a protein by molecular machinery within the cell called ribosomes, which are responsible for protein synthesis. ASOs bind to the mRNA to disrupt the cell’s protein production process by preventing mRNA from reaching the ribosome. ASOs have been used as therapeutics to either downregulate the production of a protein that is being overexpressed in toxic quantities or is overactive (as shown in the illustration below), or increase protein production to treat diseases that are caused by the absence of a particular protein.

Mechanism of Action of Antisense Oligonucleotide Drugs

[1]	mRNA from mutated DNA or pathogenic proteins are all potential ASO targets

ASOs have been developed over the last 20 years to enhance their pharmacological properties by chemical modification of the nucleotides for therapeutic use. Several antisense medicines have been approved by the FDA or other comparable regulatory authorities to treat diseases spanning across viral infections, hyperlipidemias and neurological diseases. All approved antisense drugs rely on passive oligonucleotide delivery to the target tissues. We believe ASO technology is a validated and appropriate modality for the reduction of DNM2 protein expression, which we have demonstrated to be the primary cause of the most common forms of CNM.

Key Advantages of ASO Technology

We believe that the unique properties of ASO technology provide several advantages for our current programs.

These advantages include:

•

Validated technology, approved therapeutics. Several antisense medicines have received regulatory approval from the FDA or comparable regulatory agencies, including three drugs developed by our collaborator Ionis and one for a neuromuscular disease. ASOs are an established modality with drug properties that are amenable to chronic treatment in patients with severe debilitating diseases. We are leveraging our relationship with Ionis and using their most recent “generation 2.5” chemistry in our lead product candidate, DYN101.

•

Precise specificity. ASOs are designed to target a single RNA with a specific sequence of nucleotide bases without permanently changing the patient’s genome. We primarily use antisense technology to interrupt the cell’s protein production process by preventing the mRNA instructions from reaching the ribosome, thus inhibiting the production of the protein. Since each mRNA codes for a specific protein, this selectivity provides a great level of specificity.

•

Utility across wide array of diseases and tissue types, including the muscle. ASOs provide broad tissue distribution allowing the targeting of diseases affecting various tissue types. Depending on the disease targeted, ASOs may be used without the need for vehicles or conjugates to help with targeted tissue delivery. Our preclinical studies with ASOs targeting DNM2 protein expression indicated sufficient skeletal muscle uptake to translate into a reduction of DNM2 protein of up to 50%. In such preclinical studies, we observed that a reduction of DNM2 protein of 15% to 50% produced a therapeutic effect in multiple relevant mouse models of CNM. From previous experience with this technology combined with our preclinical studies, we believe that ASOs will reach sufficient levels in patients’ muscles to have a significant impact on the daily lives of CNM patients, thus making antisense technology an ideal modality for treating CNM.

•

Ability to control dose level and duration of treatment. Our ASOs provide the ability for dose titration, thereby allowing for dose-dependent and reversible control of the level and duration of treatment. The PK and chemical properties of ASOs are well characterized without the need for special formulations or vehicles. They also have a long half-life in the range of weeks to months, which we believe could allow for weekly, monthly or even less frequent dosing depending on the disease and target tissue.

•

Low immunogenicity of our ASOs broadens addressable patient population and allows for repeat dosing. When compared with most typical biologics, such as monoclonal antibodies or AAV-based gene therapy approaches, ASOs are relatively small. They contain fewer potential epitopes than their larger protein counterparts, thereby generating a limited immune response that does not provoke neutralizing antibody production. AAV-based gene therapies are impacted by the presence of preexisting antibodies in as many as 50% of patients, which may preclude treatment. Taken together, these features allow us to potentially address a broader patient population with ASOs than with other treatment modalities, and support repeat dosing.

•

Well-established and scalable manufacturing. Our ASOs are synthesized by highly scalable chemical synthesis and we leverage a well-established contract manufacturing base. We believe the manufacturing requirements for our ASOs are much simpler, more scalable and more cost effective than both biologics and gene therapies, as well as conjugated technologies.

We believe these advantages make ASOs the optimal modality for our lead program DYN101, targeting the reduction of DNM2 protein expression for the treatment of patients with CNM.

DYN101 for the Treatment of Myotubular and Centronuclear Myopathies (CNM)

Overview

CNM is a group of rare, severe, debilitating, non-dystrophic, congenital myopathies. Our lead product candidate, DYN101, is an ASO designed to reduce the expression of the DNM2 protein as a potential treatment for CNM. Currently, there are no FDA- or EMA-approved therapeutics for the treatment of CNM. An AAV-based gene therapy, focusing on a small pediatric population in a subset of CNM patients, is in clinical development by Audentes Therapeutics; however, serious adverse events in this clinical trial, including patient deaths, have sparked safety concerns. We believe DYN101 offers a differentiated approach with the potential to offer a disease-modifying therapeutic for the majority of CNM patients. We are conducting our UNITE-CNM Phase 1/2 clinical trial of DYN101 in Europe in patients aged 16 years or older with XLCNM and ADCNM. We intend to expand this trial to sites in the United States in                    , subject to FDA authorization to proceed. We expect to report interim PK and safety data from the low- and mid-dose cohorts from this trial in the first half of 2022 and expect to report final data in 2023. We also plan to initiate a Phase 1/2 clinical trial of DYN101 in pediatric patients with CNM in Europe. Following interim data from the UNITE-CNM Phase 1/2 trial in adults, and subject to regulatory authorization, we could commence this pediatric trial as early as the first half of 2022. DYN101 has been granted orphan drug designation by the FDA and EMA for centronuclear myopathies and rare pediatric disease designation for centronuclear myopathies by the FDA.

CNM Background

CNM is a group of congenital myopathies characterized by severe muscle weakness, genetic heterogeneity and defects in the structural organization of muscle fibers that leads to shortened life expectancy with significant mortality. The histological hallmark of CNM is a centrally located nucleus in muscle cells, commonly referred to as centronuclear. This is in contrast to healthy muscle cells where the nucleus is usually located at the periphery of the cell. This difference is shown in the illustration below. Diagnosis of CNM is based upon the presence of centrally placed nuclei identified from muscle biopsies in addition to clinical features and confirmative genotyping.

Location of Nucleus in CNM Muscle Cells (CNM Patient) and Healthy Muscle Cells (Control)

There are several forms of CNM characterized by genetic variance, including XLCNM (deficient gene: MTM1), ADCNM (deficient gene: DNM2) and ARCNM (deficient gene: BIN1). The two most common forms are:

•	XLCNM (~57% of CNM patients). XLCNM is the most well characterized form of CNM and occurs almost exclusively in males. Typically associated with congenital onset, profound muscle weakness,

respiratory failure and high mortality rates, it is considered to be the most severe form. Female carriers, often mothers of the male patients may also be affected, but to a lesser degree, and often with later onset. About 50% of patients die within the first 18 months of life, while a few may be less affected in the neonatal period and survive into childhood and even adulthood. Most patients that survive through infancy usually remain severely impaired and require intensive physiotherapy and adapted rehabilitation, including permanent ventilation, brace with head support and a feeding tube.

•

ADCNM (~11% of CNM patients). The age of onset of clinical phenotypes in ADCNM range from pediatric to early adulthood. In general, adolescent and young adult patients have skeletal muscle weakness associated with ptosis and ophthalmoplegia and delayed motor milestones as children. Symptoms are generally slowly progressive. Pediatric patients usually have generalized weakness, hypotonia, moderate degree of facial weakness with open mouth, ptosis and ophthalmoplegia. Many children and adults with the disease also have stiff joints and scoliosis as well as respiratory weakness. In childhood, as in the neonatal period, there is a risk of respiratory failure. In serious situations, for example if the patient develops pneumonia, respiratory failure can be life threatening. Adults may experience respiratory failure, which in turn may cause cardiac insufficiency, and a significant portion of patients become wheelchair dependent in their fifties.

ARCNM is a third form of CNM (~4% of CNM patients) which is most commonly caused by mutations in the BIN1 gene. ARCNM patients generally start showing signs and symptoms during infancy or early childhood. The features of the condition vary but may include progressive muscle weakness, high-arched palate, scoliosis, ptosis, mild to severe breathing problems, delayed motor milestones and, less commonly, cardiomyopathy.

CNM Epidemiology

All forms of CNM are rare. There is no precise information on how common the disease is, but the prevalence of CNM in the United States, Europe, Australia and Japan is estimated to be approximately 4,000 to 5,000 patients, with approximately 58% in the United States and 26% in the European Union. The estimated prevalence of the subset of patients with each genetic variant of CNM is 57% with MTM1 mutations, 11% with DNM2 mutations, 4% with BIN1 mutations and 28% with other or unidentified mutations or causal mutations in additional genes.

Estimated Prevalence of CNM

The following table summarizes the features and treatment options for XLCNM, ADCNM and ARCNM:

Inheritance pattern	Name	Deficient gene	Estimated addressable population	Population type	Key disease features	Treatment options or in development
X-linked	XLMTM, XLCNM, myotubular myopathy	MTM1	DYN101: ~2,600 patients, including both adults and pediatrics (U.S., EU, Japan and Australia) Gene therapy: Limited to pediatrics only (~ 500 – 600 patients)	Mainly presents at birth with ~50% mortality within 18 months of life	Presents at birth with weakness, hypotonia and respiratory failure	Current treatment through ventilator support, feeding tube and physical therapy DYN101 UNITE-CNM Ph. 1/2 trial Audentes (AT132) Ph. 1/2 in pediatric patients

Autosomal dominant or sporadic	ADCNM	DNM2	~500 patients (U.S., EU, Japan and Australia)	Both childhood and adult onset forms	Progressive muscle weakness, muscle pain with exercise and difficulty walking with risk of respiratory failure and wheelchair dependence in later life	No treatment available DYN101 UNITE-CNM Ph. 1/2 trial

Autosomal recessive	ARCNM	BIN1	~180 patients (U.S., EU, Japan and Australia)	Mostly childhood onset	Progressive muscle weakness, foot abnormalities, high-arched palate, scoliosis, ptosis, mild to severe breathing problems	No treatment available Potentially addressable by DYN101

Existing and Investigational Therapeutic Approaches for CNM and Their Limitations

Other than supportive care there is currently no therapeutic treatment for CNM and many patients die in very early childhood, while those who survive longer often require intense medical management and nearly uninterrupted support.

Investigational Gene Therapy Approach

The investigational gene therapy to date for CNM being developed by Audentes Therapeutics has focused on MTM1 gene replacement in children less than five years old, targeting only approximately 10% of the CNM population, and serious adverse events in this clinical trial, including the death of three patients, have sparked safety concerns. While this approach has shown promise, gene therapies have significant limitations, including:

•

Preexisting exposure to AAV excludes certain patients from treatment. The number of people with preexisting antibodies against AAV, resulting from naturally acquired infections, could be as high as 50% of the population. These antibodies may prevent patients from receiving AAV-based gene therapy as they would mount an immune response against the viral capsid.

•

Restrictions in dosing. Several clinical trials have reported significant adverse events associated with systemic administration of AAV-based gene therapies to treat muscle diseases, particularly at higher doses. This has limited the use of such therapies to certain patient populations such as pediatrics, where lower doses can be employed.

•

Limited durability. Following a single dose of an AAV-base gene therapy, antibodies are induced against the AAV capsid with the result that the therapy cannot be re-administered. This prevents re-dosing of the therapy and can therefore limit durability of therapeutic effect. This is particularly relevant to children where re-dosing may be needed as the therapeutic effect becomes diluted as the child grows.

•

Unknown consequences of long-term genetic changes. Gene therapy products are typically designed to achieve therapeutic effect through changes in a patient’s genetic makeup. Given the limited data on the long-term effects of gene therapy, there is still much to learn about the safety and efficacy of these products before they can be used routinely in the clinic.

•

Challenging manufacturing scale-up and high costs of production. The complex production systems required for AAV-based gene therapies are limited in scale and operate at a higher cost relative to other treatment modalities.

CNM Pathology

All forms of CNM are diseases of muscle structure and function. Unlike a muscular dystrophy, where the muscle tissue is replaced by connective and fatty tissue and disease features are largely irreversible, in patients with CNM, muscle tissue remains largely present, but is not well structured, resulting in a loss of muscle function. These “sleeping muscles” have a defect in an enzymatic pathway that governs the membrane remodeling required for muscle function including contraction.

The key enzyme responsible for the disease pathology is the DNM2 protein. The DNM2 protein is an enzyme present in all cells of the body, involved in membrane remodeling. Cellular membranes are dynamic structures that are constantly being remodeled to exert biological functions. In preclinical studies, we observed increased DNM2 protein levels across several models of CNM and DNM2 when elevated to be toxic to skeletal muscle cells. In these same studies, we observed that reducing DNM2 protein expression in several forms of CNM was associated with improvement of disease phenotypes.

In CNM patients, we have also observed increased DNM2 protein levels in muscle cells. We believe increased DNM2 protein expression is a common pathological mechanism for several CNM forms, including XLCNM, ADCNM and ARCNM representing approximately 72% of the estimated 4,000 to 5,000 patient population in the United States, European Union, Japan and Australia.

CNM Genes and Enzymatic Function in Muscle Cells

The MTM1 gene provides the instructions for producing the myotubularin enzyme, which is involved in the development and maintenance of muscle cells. This enzyme acts as a phosphatase to regulate lipids located at cellular and organelle membranes. The MTM1 gene enzymatic function is upstream of the BIN1 and DNM2 genes in a cascade of events resulting in altered membrane remodeling. We believe the MTM1 gene and BIN1 gene to be negative regulators of the DNM2 gene function.

As shown in the illustration below, the proteins produced from the DNM2 and BIN1 genes are involved in endocytosis, a process that brings substances into the cell. This process plays an additional role in the formation of tube-like structures also known as transverse tubules, or T tubules, which are observed within the membrane of muscle fibers. These tubules help transmit the electrical impulses necessary for normal muscle contraction and relaxation. DNM2 protein, which is produced from the DNM2 gene, is a GTPase enzyme which also regulates the actin cytoskeleton, responsible for the muscle fiber’s structural framework. MTM1, DNM2 and BIN1 gene mutations lead to abnormal muscle fibers that cannot contract and relax normally, resulting in muscle weakness. As MTM1 and DNM2 genes are involved in membrane remodeling and membrane trafficking, we believe the impairment of these processes could be a common pathological mechanism in XLCNM and ADCNM. MTM1 and DNM2 genes function in a common pathway, where either loss-of-function mutations in the MTM1 gene or gain-of-function mutations in the DNM2 gene lead to excessive accumulation or activity of DNM2 protein and, thus, the CNM phenotype.

CNM Genes in Membrane Remodeling

DYN101: Mechanism of Action

We selected ASOs to target the pathogenic increase in DNM2 protein expression in CNM patients as we believe this technology is particularly well suited to address the disease. Our preclinical studies suggest that we can generate a disease-modifying effect in CNM patients by lowering but not eliminating DNM2 protein expression in muscle cells.

By targeting DNM2 protein in CNM patients with ASOs, we believe this technology has the following advantages:

•	Allows us to be mutation independent by utilizing the same ASO to target the common effector pathway across several genetic forms of the disease.

•	Achieves muscle uptake at therapeutically relevant levels in CNM to have the desired therapeutic effect (based on our preclinical data and previous experience with this technology).

•	Modified dosing regimen in real time based on clinical data.

•	Mitigation for platform-related safety based on previous experience (approved ASOs and many in development).

•	Easy to manufacture commercial quantities of ASOs.

DYN101 is a synthetically manufactured constrained ethyl gapmer ASO directed towards DNM2 mRNA. Binding of DYN101 with its target DNM2 mRNA recruits RNAse H, an enzyme that cleaves and degrades the RNA, lowering RNA levels and thereby decreasing protein levels.

DYN101 Targeting of DNM2 mRNA

Preclinical Studies

We have conducted preclinical studies that have shown targeting DNM2 protein expression with ASOs is a potential therapeutic option for treatment of CNM. In these studies, we observed that treatment of mice with CNM after the onset of the disease resulted in sufficient muscle uptake to achieve reversal of disease features, extend lifespan and increase whole-body strength. We also observed delivery of ASOs to genetic targets within muscle tissue and observed dose-dependent, durable, disease-modifying, functional benefit. Scientific data generated by us or in collaboration with others has been published in six peer-reviewed scientific articles to date. An additional eight articles about DNM2 protein expression as a therapeutic target in CNM have been published by our cofounder and Chief Scientific Officer, Belinda Cowling, Ph.D. in high-impact journals such as Nature Communications, Science Translational Medicine and the Journal of Clinical Investigation.

Dose-Dependent Muscle Uptake and Reduction of DNM2 Protein

Mtm1 knock-out mice, or Mtm1 KO mice, which model the loss of MTM1 gene expression as observed in XLCNM patients, develop a progressive muscle weakness starting from two to three weeks of age. These mice present with most disease features observed in patients, such as a decrease in muscle weight and force, ptosis, kyphosis and subsequent breathing difficulties, with death occurring by eight to nine weeks of age. Their muscles also display typical CNM histology with a predominance of small rounded fibers with centrally located nuclei.

At seven weeks of age, Mtm1 KO mice treated with control ASO (not targeting the expression of any known mouse genes) presented a higher expression of DNM2 protein compared to wild-type, or WT, mice, confirming an overexpression of DNM2 protein in the absence of the MTM1 gene and suggesting that the increase in DNM2 protein is a cause of the disease. Furthermore, following delivery of an ASO targeting DNM2 protein expression via systemic injection (named ASO#1 in Figure 1 below), sufficient ASO uptake in muscles was observed to result in a maximum reduction in DNM2 protein levels of 50% of control.

Figure 1. Dose-dependent muscle uptake of ASO and reduction of DNM2 protein. Weekly intraperitoneal dosing of ASO was performed in Mtm1 KO mice from 3-7 weeks of age. ASO uptake in muscle (left panel) and reduction of the target, DNM2 protein (right panel) are shown.

ASO quantification in Gast. muscles at 7w	DNM2 prot. level at 7w

Dose-Dependent Improvement in Survival and Muscle Function

After weekly administration of ASOs targeting DNM2 protein expression at four escalating doses (3.125, 6.25, 12.5 and 25 mg/kg) in WT and Mtm1 KO mice from three weeks of age, we observed a dose-dependent prolongation of lifespan until the end of the study at week 12 while Mtm1 KO mice injected with control ASOs showed a shorter lifespan, with no mice surviving past seven weeks of age (as shown in Figure 2 below). Even when treatment was started at five weeks of age (25 mg/kg), a impact on survival was observed.

Figure 2. Improvement in survival following DNM2 protein reduction. Weekly intraperitoneal dosing of ASO was performed in Mtm1 KO mice from 3-12 weeks (left panel) or 5-12 weeks of age (right-panel). An improvement in survival was observed following DNM2 protein reduction (ASO#1 treatment).

Treatment from Week 3	Treatment from Week 5

Importantly, in addition to increased survival, a dose-dependent improvement in mice whole-body strength was observed following treatment from three or five weeks of age (the latter as shown in Figure 3 below).

Figure 3. Dose-dependent improvement in muscle function following DNM2 protein reduction. Weekly intraperitoneal dosing of ASO was performed in Mtm1 KO mice from 5-12 weeks of age (treatment phase highlighted in green). The hanging test, highlighting the ability to hang from the lid of a cage, was performed to test whole-body strength in mice. DYN101-m refers to a murine ASO targeting DNM2 protein expression (also called ASO#1 treatment).

Dose-Dependent Improvement in Muscle Structure

Mtm1 KO mice exhibit typical CNM histology with a predominance of small rounded fibers with centrally located nuclei, similar to what has been observed in patients. These abnormal histological features were improved in Mtm1 KO mice treated with ASO targeting DNM2 protein expression from three weeks of age, as reflected by a decrease in the number of fibers with centrally located nuclei and a restoration of fiber size (as shown in Figure 4 below).

Figure 4. Dose-dependent improvement in muscle structure following DNM2 protein reduction. Weekly intraperitoneal dosing of ASO was performed in Mtm1 KO mice from 3-12 weeks of age.

Overall, we observed in our preclinical studies that intraperitoneal delivery of ASOs targeting DNM2 protein expression to Mtm1 KO (XLCNM) mice had a dose-dependent, disease-modifying effect, by rescuing lifespan and correcting muscular function and structure. Preclinical data has also been generated in ADCNM mice that showed improved muscle mass and histology.

We believe that these preclinical proof-of-concept studies show that the DNM2 protein plays a crucial role in both models of XLCNM and ADCNM and that DNM2 protein expression can be reduced in muscle tissue to therapeutically sufficient levels with systemically administered ASOs.

UNITE-CNM: Phase 1/2 Clinical Trial

We are conducting a multicenter Phase 1/2 clinical trial in Europe of DYN101, called UNITE-CNM, in patients aged 16 years or older with ADCNM (DNM2 gene mutation) or XLCNM (MTM1 gene mutation). We plan to enroll up to 18 patients, with six patients per cohort assigned to three different doses of DYN101 (IV, once a week). Each cohort of six patients is comprised of up to four patients with ADCNM and up to three patients with XLCNM. We intend to expand this trial to sites in the United States in                , subject to FDA authorization to proceed. We expect to report interim PK and safety data from the low- and mid-dose cohorts in the first half of 2022. We expect to report final data from this trial in 2023.

The primary outcome measure for this trial is safety and tolerability. We also plan to assess PK, pharmacodynamics, target engagement at steady state (DYN101 ASO concentration in muscle tissue and DNM2 mRNA in muscle tissue), changes in muscle and respiratory function, muscle-grip strength, eating and swallowing ability and other patient-reported quality-of-life measurements.

The following figure illustrates the trial design.

Given the rarity of CNM, the UNITE-CNM Phase 1/2 clinical trial is designed to include a single ascending dose, or SAD, portion followed by a multiple ascending dose, or MAD, portion conducted with the same patients. In the SAD portion, patients will receive a low (1.5 mg/kg), middle (4.5 mg/kg) or high (9 mg/kg) dose of DYN101 on Day 1 with follow-up four weeks later. After the follow-up, patients will enter a 12-week wash-out period to allow DYN101 to be removed from the patients’ system. Following this wash-out period, patients in the low and mid dose cohorts will be dosed weekly at the same dose level they received in the SAD portion and patients in the high dose cohort will be dosed up to 9mg/kg (highest dose to be determined based on PK and safety interim data from low- and mid-dose cohorts). All MAD cohorts will be dosed for 12 weeks with a loading dose administered on Day 4 of Week 1 to ensure steady state will be reached after 12 weeks of weekly dosing. The primary analysis for the trial will be conducted based on data gathered at Week 12 of the MAD portion. After Week 12 of the MAD portion, patients will enter a 12-week extension period during which they will receive weekly dosing at their assigned dose. Following the extension period, patients will continue on weekly dosing with assessments done every two weeks until the last patient completes the Week 25 study visit.

Pediatric Clinical Development Plan

We plan to expand our clinical development of DYN101 to the treatment of pediatric patients. We believe that the clinical evaluation of DYN101 in our UNITE-CNM Phase 1/2 clinical trial will provide valuable data on safety and efficacy that we can leverage for the development of DYN101 for this population. If the results from the UNITE-CNM Phase 1/2 clinical trial are supportive, and subject to regulatory authorization, we plan to initiate a Phase 1/2 clinical trial in a pediatric population in Europe. Following interim data from the UNITE-CNM Phase 1/2 trial in adults, and subject to regulatory authorization, we could commence this pediatric trial as early as the first half of 2022.

Natural History Study

Consolidating natural history data remains a key barrier to clinical translation for CNM, limiting the ability to develop outcome measures and hindering current clinical care. In 2017, we announced our participation in the “Natural History Study and Functional Status of Patients with Myotubular Myopathy and other Centronuclear Myopathies”, a prospective non-interventional longitudinal study to investigate the natural history and function of 60 patients with CNM resulting from a mutation in the MTM1 or DNM2 gene from Europe, the United States and Canada. The study is being conducted by the Institute for Myology, Paris and commenced in 2014. It includes more than six years of data and is still ongoing. Since 2017, we have provided all funding for the study under a clinical research agreement with the Institute for Myology, Paris. Under the agrement, we receive data and patient samples from the study to use for research, development and regulatory purposes. We believe that understanding the natural history of CNM is a core aspect to formulating a development plan for the treatment of CNM. We believe that the results of this study will provide important data on the natural course of CNM in patients, which will inform and help guide our development program.

This study has been designed to characterize the disease course in these CNM patients by assessing, among other characteristics, respiratory function, motor function, muscle strength, cardiac function, liver function, kidney function, quality of life and health outcomes. Adverse health events are collected in a standardized manner that we believe could allow for comparison with the safety profile observed in clinical trials of DYN101. We expect to use results from this study to derive the individual predicted trajectory or individual natural disease progression for CNM patients. We also expect to enroll patients from this study into clinical trials for DYN101.

DYN201 Program for the Treatment of Hereditary Spastic Paraplegias (HSP)

Overview

HSP is a group of rare inherited neurodegenerative disorders that are characterized by debilitating and severe progressive weakness and spasticity and can be associated with mild to severe cognitive defects. There are currently no disease-modifying therapies for any form of HSP. We are conducting the DYN201 program to develop a product candidate for the treatment of the most common form of autosomal recessive HSP, caused by mutations in the SPG11 gene. We are conducting initial target-validation studies and expect to report on these studies in 2021. If target validation is achieved, we will proceed to candidate selection.

HSP Background

HSP is a group of rare inherited neurodegenerative diseases characterized by spasticity and motor dysfunction and affects approximately five out of every 100,000 people worldwide. HSP has been classified into uncomplicated, or pure, and complicated, or complex, forms of the disease. Pure forms generally present with lower extremity spastic weakness, while complex forms can be characterized by additional features including but not limited to ataxia, seizures, intellectual disability and cognitive impairment, and peripheral neuropathy. To date over 80 disease genes have been identified to cause HSP. Autosomal dominant is the most common inheritance pattern, encompassing approximately 80% of HSP patients. Autosomal recessive covers the remaining population, with rare cases observed by X-linked or mitochondrial transmission. The only available treatments for these diseases are muscle relaxants, which have an effect on the muscle rigidity or spasticity, but do not prevent or delay the disease progression. Furthermore, some forms of HSP are associated with cognitive deficits that are not targeted by current treatments.

DYN201: Mechanism of Action

To develop a therapeutic strategy to treat patients affected by HSP, we are currently concentrating on the most common form of autosomal recessive HSP caused by mutations in the SPG11 gene. Mutations in the SPG11 gene are also responsible for rare forms of Charcot Marie Tooth neuropathy, or CMT, and progressive juvenile onset amyotrophic lateral sclerosis, or ALS. As shown in the images below, the SPG11 gene encodes spatacsin, a large protein required for axonal development and trafficking, and is implicated in lysosome metabolism. The loss of the SPG11 gene results in the accumulation of a type of lipid in lysosomes called gangliosides, resulting in neuronal death. We are targeting the ganglioside synthesis pathway to prevent the accumulation of gangliosides and improve or prevent the motor and cognitive defects in patients with SPG11 mutations.

Workflow of Proposed Pathogenic Mechanism in SPG11 Gene Through Ganglioside Accumulation and Therapeutic Proposal

(Ganglioside accumulation shown in green.)

Preclinical Studies: Proof-of-Concept of Pathway

Our scientific collaborators at the Paris Brain and Spine Institute created a KO mouse model that developed progressive motor impairment and cognitive deficits, recapitulating the full spectrum of clinical signs found in the human pathology. In this KO mouse model, neurodegeneration was associated with accumulation of simple gangliosides (GM3, GM2, GD3 and GD2) in lysosomes. The molecular function of spatacsin is not fully elucidated, but data suggest that spatacsin is required to initiate a mechanism allowing recycling of lysosomes or other membrane components. The same membrane recycling may also play a role in clearance of gangliosides from lysosomes, explaining the accumulation of these lipids in SPG11 gene KO mice (see Figure 5 below). Of note, ganglioside accumulation was also observed in patients (induced pluripotent stem cells derived from patients with SPG11 gene mutations) and zebrafish with SPG11 gene mutations, confirming a conserved mechanism of disease across species, and suggesting that this pathway may be targeted as a therapeutic approach.

Figure 5. Mechanism proposed for loss of spatacsin (SPG11 gene) promoting the accumulation of gangliosides, thus contributing to neuronal death. The panel on the left highlights the proposed function of spatacsin (SPG11 gene) in a healthy state. The panel on the right highlights the accumulation of gangliosides resulting from the loss of SPG11 gene function, resulting in neuronal death.

Our collaborators conducted preclinical studies of the inhibition of ganglioside synthesis as a novel therapeutic approach. Using a zebrafish model, an accumulation of gangliosides occurred following the reduction of zebrafish SPG11 gene ortholog. Our collaborators observed that the prevention of ganglioside synthesis using miglustat, a drug approved to treat Gaucher’s disease that inhibits the enzyme glucosylceramide synthase, a step upstream from ganglioside synthesis, blocked the accumulation of gangliosides and improved the motor phenotype in a zebrafish model of SPG11 gene pathology (see Figure 6 below). We believe these results support targeting ganglioside synthesis as a potential therapy in HSP patients with the SPG11 gene mutation. We believe miglustat is not appropriate for use in patients with SPG11 gene mutations due to the lack of specificity for the target, reduced blood-brain barrier crossing and observed side effects that affect long-term use. Accordingly, we are developing DYN201 to address the unmet medical need of HSP patients with SPG11 mutations.

Figure 6. Decreasing ganglioside synthesis improves motor dysfunction in zebrafish with reduced SPG11 gene expression. The average distance moved by zebrafish following touch to stimulate movement is shown in the graph. “zspg11 MO” are zebrafish with reduction of the SPG11 gene ortholog.

Program Development

Our current focus is to validate that direct targeting of an enzyme in the ganglioside pathway has the potential to prevent the progression of the disease phenotype in animal models of disease, using an ASO approach. If validated, this approach could provide the first evidence of a therapeutic target that could be developed as a treatment for patients with SPG11 gene mutations. We are conducting initial target-validation studies and expect to report on these studies in 2021. If target validation is achieved, we will proceed to candidate selection.

Of note, accumulation of undigested material in lysosomes with abnormal morphology was also observed in other HSP forms. This suggests ganglioside accumulation may potentially be relevant as a broader pathogenic mechanism. If this pathway is identified as a therapeutic target in other forms of HSP, or other diseases associated with SPG11 gene mutations, such as CMT and ALS, this would provide a larger patient population that could be targeted with the same molecule.

If we are successful in validating a target and selecting an ASO candidate for DYN201, we intend to seek a collaboration with Ionis for access to their ASO technology.

Manufacturing

Our ASOs are synthesized by highly scalable, solid-phase chemical synthesis and we leverage a well-established contract manufacturing base. We believe the manufacturing requirements for our ASOs are much simpler, more scalable and more cost effective than both biologics and gene therapies, as well as conjugated technologies.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We currently rely on third-party contract manufacturing organizations, or CMOs, and suppliers to produce our lead product candidate, DYN101. We plan to use third-party CMOs to supply our clinical trials and commercial activities if any of our product candidates receive marketing approval. As we scale manufacturing, we intend to continue to expand and strengthen our network of CMOs. We believe there are multiple sources for all of the materials required for the manufacture of our product candidates, as well as multiple CMOs who have the potential to manufacture our lead product candidate, DYN101.

Manufacturing is subject to extensive regulations that impose procedural and documentation requirements. These regulations govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Our CMOs are required to comply with these regulations and are assessed through regular monitoring and formal audits. Our third-party CMOs are required to manufacture any product candidates we develop under current good manufacturing practice requirements and other applicable laws and regulations.

Commercialization

We intend to directly market and commercialize our lead product candidate, DYN101, for the treatment of CNM in select geographies, if approved, by developing our own small, targeted sales and marketing force, focusing on academic expert centers and the specialist physicians who treat CNM patients. For any other product candidates that may be approved, we intend to establish marketing and commercialization strategies for each as we approach potential approval, and expect to be able to leverage our then-existing sales and marketing force.

Intellectual Property

We strive to protect the proprietary technology, inventions and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. We also rely on know-how relating to our proprietary technology and product candidates and continuing innovation to develop, strengthen and maintain our proprietary position. We also plan to rely on data exclusivity, market exclusivity and patent term extensions when available. Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions and improvements; to defend and enforce our proprietary rights, including any patents that we may own in the future; and to operate without infringing the valid and enforceable patents and other proprietary rights of third parties. Intellectual property rights may not address all potential threats to our competitive advantage.

With respect to our product candidates and processes we intend to develop and commercialize in the normal course of business, we intend, or understand that our licensors intend, to pursue patent protection covering, when possible, compositions, methods of use, dosing and formulations. We or our licensors also may pursue patent protection with respect to manufacturing and drug development processes and technologies. Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies. We or our licensors may not be able to obtain patent protections for our compositions, methods of use, dosing and formulations, manufacturing and drug development processes and technologies throughout the world. Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In general, patents issued for applications filed in the United States can provide exclusionary rights for 20 years from the earliest effective filing date. In addition, in certain instances, the term of an issued U.S. patent that is directed to or claims an FDA-approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called “patent term extension.” The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. Patent term may be inadequate to protect our competitive position on our products for an adequate amount of time.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of biopharmaceuticals has emerged in the United States. The relevant patent laws and their interpretation outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. We cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may file in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our products, the methods of use or manufacture of those products. Moreover, even our issued licensed-in patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology, and our issued licensed-in patents may be challenged, invalidated, deemed unenforceable or circumvented, which could limit our ability to stop competitors from marketing-related products or could limit the term of patent protection that otherwise may exist for our product candidates. In addition, the scope of the rights granted under any issued in-licensed patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents. For these reasons, we may face competition with respect to our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent directed to such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

In-licensed Patents and Patent Applications

As of December 31, 2020, we exclusively license, through the Conectus Sublicense Agreement and the Ionis License Agreement, two patent families relating to our lead product candidate, DYN101, for the treatment of CNM, including two U.S. issued patents, three foreign issued patents including one European issued patent, two U.S. pending applications, and 24 foreign pending applications including one European application.

The first patent family, exclusively licensed from Conectus, covers method of using Dynamin 2 inhibitors (including DYN101) for the treatment of CNM. This patent family includes four issued patents in the United States, China, Europe and Japan, one U.S. pending application, and five foreign pending applications in Australia, Brazil, Canada, India, and Japan. The issued patents and any patents issuing from the pending applications in this family are expected to expire in 2034, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

The second patent family, exclusively licensed from Ionis, covers composition of matter of Dynamin 2 inhibitors (including DYN101) and method of using such inhibitors (including DYN101) for the treatment of CNM. This patent family includes one U.S. issued patent, one U.S. pending application, one European application and 18 other foreign pending applications (Australia, Brazil, Canada, Chile, China, Colombia, Israel, India, Japan, Korea, Mexico, Malaysia, New Zealand, Peru, Russia, Singapore, South Africa and Taiwan). The issued patent and any patents issuing from the pending applications in this family, if any, are expected to expire in 2039, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

As of December 31, 2020, we exclusively license, through a license agreement with the Paris Brain and Spine Institute, one patent family relating to our DYN201 program, including nine pending applications.

This patent family, exclusively licensed from the Paris Brain and Spine Institute covers method of using inhibitors of gangliosides metabolism (including DYN201) for the treatment of motor neuron diseases. This patent family includes one European pending application, one US pending applications, and seven other foreign pending applications in Australia, Canada, China, Israel, Japan, Korea and Singapore. The issued patents and any patents issuing from the pending applications in this family are expected to expire in 2037, exclusive of possible patent term adjustments or extensions or other forms of exclusivity.

Trademarks

As of December 31, 2020, we own trademark registrations for DYNACURE in Australia, France, European Union and the United States, and registration applications for DYNACURE in certain foreign jurisdictions including China and Japan.

Licensing Agreements and Strategic Collaborations

Ionis Research Collaboration and License Agreement

In October 2016, we entered into a research collaboration and license agreement, or the Ionis License Agreement with Ionis. Under the Ionis License Agreement, we agreed to a research collaboration with Ionis to discover and develop ASO drugs to treat CNM, and other neuromuscular diseases by knocking down the DNM2 gene. Ionis granted us an option to obtain an exclusive license to develop and commercialize such DNM2 ASO drugs to treat CNM and other neuromuscular diseases, or the Option.

The parties established a joint steering committee, or the JSC, to oversee the activities conducted under the research collaboration and further development of the DNM2 ASOs. The research collaboration completed in 2017 and Ionis identified several DNM2 ASOs, including DYN101, our lead product candidate. We exercised the Option in November 2017 and amended the Ionis License Agreement in April 2018.

Ionis granted us (i) an exclusive, worldwide, sublicensable (subject to certain conditions), royalty-bearing license, under Ionis’ rights in intellectual property jointly developed by us and Ionis under the research collaboration and certain product-specific intellectual property controlled by Ionis or its affiliates, to research, develop, manufacture and commercialize DNM2 ASOs discovered by Ionis prior to or during the research collaboration that (a) the JSC (or Ionis, if the JSC cannot agree) determined as ready to start IND-enabling studies, or (b) the JSC (or Ionis, if the JSC cannot agree) determined to be back-up to those DNM2 ASOs identified in accordance with (a), or together, the Ionis Licensed Products; (ii) a non-exclusive, worldwide, sublicensable (subject to certain conditions), royalty-bearing license, under certain intellectual property controlled by Ionis or its affiliates that relates generally to oligonucleotides but is not product-specific, to research, develop, manufacture and commercialize the Ionis Licensed Products; and (iii) a non-exclusive, worldwide, sublicensable (subject to certain conditions), royalty-bearing license, under certain intellectual property controlled by Ionis or its affiliates that relates to the synthesis or analysis of the Ionis Licensed Products regardless of sequence or chemical modification, to manufacture the Ionis Licensed Products.

We are solely responsible for, and are required to use commercially reasonable efforts to, research, develop, manufacture and commercialize the Ionis Licensed Products, at our own costs. We are also responsible for supplying all active pharmaceutical ingredients and finished drug product for our exploitation of the Ionis Licensed Products. In addition, we agreed to certain specific performance milestones, or the Performance Milestones, and the associated timeline by which each such Performance Milestone must be achieved. During certain specified periods within the term of the Ionis License Agreement, except for activities contemplated under the Ionis License Agreement, neither we nor Ionis may work for or with affiliates or any third party, to discover, research, develop, or, on a country-by-country basis, commercialize an ASO that is designed to bind to the RNA that encodes DNM2.

If we decide to enter into negotiation of a sublicense for the development and commercialization of an Ionis Licensed Product with any third parties, Ionis has a right of first negotiation, or the ROFN, to negotiate with us an exclusive license for the development and commercialization of a Ionis Licensed Product.

In partial consideration of the rights granted by Ionis to us under the Ionis License Agreement, we issued Ionis securities in February 2018, June 2018 and March 2020. In connection with our exercise of the Option, we paid Ionis a license fee of $5.0 million in the form of equity. Additionally, we paid Ionis a milestone payment of $5.0 million in the form of equity in connection with the initiation of our Phase 1/2 clinical trial for DYN101. We are required to pay Ionis additional milestone payments of up to $140.5 million upon the achievement of development and regulatory milestones, and up to $60.0 million in commercial milestones subject to potential increase if we undergo a change of control transaction before a specified event for a specific indication. We are also obligated to pay Ionis tiered royalties on net sales of the Ionis Licensed Products by us or our affiliates at rates ranging from a low double digit to mid-teen percentage, on a country-by-country and product-by-product basis. Our obligation to pay Ionis the full royalty as mentioned above will continue, on a country-by-country and product-by-product basis, from the first commercial sale of such product in such country until the latest of (a) expiration of the last valid claim in the licensed patent rights in such country covering such product, (b) the expiration of data exclusivity in such country for such product, or (c) 10 years after the first commercial sale of such product in such country, or the Full Royalty Period. For each year after the Full Royalty Period, the royalty rate will be reduced on a year-by-year basis based on the reduction in annual net sales compared to the highest annual net sales during the Full Royalty Period. Our obligation to pay Ionis such reduced royalties will end when annual net sales drop to a low double-digit percentage of the highest annual net sales during the Full Royalty Period, for two consecutive years. Royalties we owe Ionis are subject to certain customary reductions. If, in connection with an Ionis Licensed Product, a regulatory authority grants us credits, reduced fees, priority review or any other incentives, and we transfer such incentive to a third party for consideration, we are obligated to share with Ionis a portion of such consideration, up to a low double-digit percentage, depending on Ionis’ holding in our share capital on a fully diluted basis.

If we grant a sublicense or option to a third party to practice the patent rights licensed to us under the Ionis License Agreement to commercialize an Ionis Licensed Product, we are required to share with Ionis a portion of all consideration we receive from such sublicense, ranging from a low double-digit to mid-double-digit percentage, depending on the development stage for the indication that is subject to the applicable sublicense. After entering into an exclusive sublicense with respect to a certain indication and given country, we will not owe Ionis any further payments, royalties, or milestones with respect to the exploitation of an Ionis Licensed Product in such indication and country other than the share of the sublicense consideration, provided that such share of sublicense consideration shall not be lower than a high single-digit percentage of the sublicensee’s annual nets sales for such indication on a country-by-country and product-by-product basis.

The Ionis License Agreement remains in effect until the expiration of all payment obligations to Ionis. Ionis has the right to terminate the Ionis License Agreement (a) for our material breach, subject to a cure period and potential extension of such cure period, (b) for our failure to achieve a Performance Milestone if such failure remains uncured for 90 days, or (c) for insolvency-related events involving us. We have the right to terminate the Ionis License Agreement (a) for convenience upon 90 days’ prior written notice to Ionis, (b) for Ionis’ material breach, subject to a cure period and potential extension of such cure period, or (c) for insolvency-related events involving Ionis. Upon termination of the Ionis License Agreement by us for convenience or by Ionis for cause, all rights and licenses granted by Ionis to us will terminate. Following such a termination, Ionis may elect to continue to develop and commercialize any Ionis Licensed Products that are the subject of such termination, or the Discontinued Products. If Ionis elects to continue to develop and commercialize any Discontinued Products, we (i) granted Ionis an exclusive license to all our rights in product-specific patents controlled by us; (ii) granted Ionis a non-exclusive license to all patent rights, data and know-how controlled by us as of the date of such termination necessary for the exploitation of the Discontinued Products, or the Dynacure Background IP, to research, develop, manufacture and commercialize such Discontinued Products; and (iii) agreed to transfer to Ionis, for its exclusive use with respect to the development and commercialization of the Discontinued Products, all data, results, regulatory information and files in our possession that are necessary for the exploitation of the Discontinued Products, and take necessary actions to transfer regulatory documents in Ionis’ name and control of regulatory proceedings to Ionis. If Ionis’ commercialization of the Discontinued Products, but for the license granted to Ionis above, would infringe the Dynacure Background IP, Ionis is obligated to pay us all payments that we are obligated to make to a third party, as well as royalties in a low single-digit percentage on annual net sales of the Discontinued Products, on a country-by-country and product-by-product basis.

Conectus Exclusive Patent Sublicense Agreement

In October 2016, we entered into an exclusive patent sublicense agreement, or the Conectus Sublicense Agreement, with Satt Conectus Alsace, or Conectus, a company created by the French State and academic research entities including French National Institute of Health and Medical Research, the National Center for Scientific Research, or CNRS, and the University of Strasbourg, or collectively, the Establishments, dedicated to the Establishments’ technology transfer. Conectus has been granted from CNRS an exclusive license to exploit certain technology regarding a new therapeutic strategy for the treatment of CNM and other neuromuscular disorders, or the CNRS Technology, identified and developed by the team of Jocelyn Laporte in the Institut de Génétique et de Biologie Moléculaire et Cellulaire, whose intellectual property CNRS was in charge of. Under the Conectus Sublicense Agreement, Conectus granted us a worldwide, exclusive and sublicensable (subject to certain conditions) license, under the CNRS Technology as further developed by Conectus, or the Conectus Licensed Technology, to research, develop, manufacture, and commercialize any diagnostic tool, or the Conectus Diagnostic Product, and any therapy, or the Conectus Therapeutic Product, and together, the Conectus Licensed Product, the exploitation of which would infringe the patent rights within the Conectus Licensed Technology absent such license, for all human uses, or the Conectus Sublicense. We are required to use reasonable commercial efforts to develop, manufacture, sell, use and otherwise commercially exploit at least one Conectus Licensed Product.

As partial consideration of the rights granted by Conectus to us, we paid Conectus an upfront payment in the form of equity. We are required to pay Conectus, on a country-by-country and product-by-product basis, (i) tiered royalties in the low single-digit percentages on net sales of the Conectus Therapeutic Products by us or our affiliates, and (ii) royalties in a low single-digit percentage on net sales of the Conectus Diagnostic Products by us or our affiliates, subject to certain customary reductions. We are also obligated to pay Conectus milestone payments upon the achievement of certain development and regulatory milestone events of up to €7.2 million in the aggregate. If we sublicense to a third party rights over the patent rights within the Conectus Licensed Technology or the Conectus Licensed Products, we are required to share with Conectus a portion of all consideration we receive from such sublicense, ranging from a low single-digit to low double-digit percentage, depending on whether the product subject to the applicable sublicense is a Conectus Therapeutic Product or a Conectus Diagnostic Product and, if it is a Conectus Therapeutic Product, the development stage of such Conectus Therapeutic Product. Such sharing of sublicense consideration is in lieu of any royalties or milestone payments for the product or patent rights subject to such sublicense. Notwithstanding the foregoing, if the manufacture, use or commercialization of a Conectus Licensed Product is covered by patent rights within the Conectus Licensed Technology but not patent rights within the CNRS Technology, then the payments described above when due will be reduced by a certain percentage.

The Conectus Sublicense Agreement remains in effect until the later of (i) with respect to any given country the expiry or invalidation of the last patent rights within the Conectus Licensed Technology covering the manufacturing, use or commercialization of the Conectus Licensed Products in such country, and (ii) ten years after the first commercial sale of a Conectus Licensed Product. Thereafter, the Conectus Sublicense will become fully paid up and royalty free, and will last as long as we continue to use the Conectus Licensed Technology.

Conectus has the right to terminate the Conectus Sublicense Agreement (a) if Conectus can reasonably demonstrate in writing, within 30 days of its receipt of a written notification from us of a change of control transaction, that such change of control transaction would materially violate or otherwise contravene the status, activities and/or missions of any of the Establishments, (b) for insolvency-related events involving us, (c) if we or our affiliates take action against Conectus or the Establishments to nullify the patent rights within the CNRS Technology or Conectus Licensed Technology, or (d) for our material breach that is not cured within 6 months’ of receipt of written notice of such breach, provided that, if we materially breach certain of our obligations related to (x) using reasonable commercial efforts to develop, manufacture, sell, use and otherwise commercially exploit at least one Conectus Licensed Product, (y) making certain payments due to Conectus under the Conectus Sublicense Agreement, or (z) managing the prosecution of the patent rights within the Conectus Licensed Technology, Conectus’ sole remedy is to convert the Conectus Sublicense to a non-exclusive license. We have the right to terminate the Conectus Sublicense Agreement (a) for convenience upon 60 days’ prior written notice, or (b) for Conectus’ material breach not cured within six months’ of receipt of written notice of such breach.

Competition

As a clinical-stage biotechnology company, we face competition from a wide array of companies in the pharmaceutical and biotechnology industries. These include both small companies and large companies with much greater financial and technical resources and longer operating histories than our own. We also compete with the intellectual property, technology and product development efforts of academic, governmental and private research institutions.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement, and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of any product candidates that we develop, if approved, are likely to be their efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors. Our commercial opportunity for any of our product candidates could be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, and may commercialize products more quickly than we are able to.

While we believe that our technology, development experience and scientific knowledge in the field of CNM, oligonucleotide therapeutics and manufacturing, provide us with competitive advantages, we are aware of several companies focused on developing ASO therapies in various indications as well as several companies addressing methods for modifying genes and regulating gene expression.

There are currently no FDA- or EMA-approved therapies to treat the underlying cause of CNM. Current treatments for CNM are primarily focused on physical therapy. Audentes Therapeutics is developing AT132, an AAV8 vector containing a functional copy of the MTM1 gene; however, serious adverse events in this clinical trial, including patient deaths, have sparked safety concerns. A third approach involving the repurposing of a drug called Tamoxifen for use in myotubular myopathy patients is in development by academic investigators. Based on current knowledge this approach is currently advancing towards the initiation of investigator-driven clinical trials in the United States, Canada and the United Kingdom.

We will also compete more generally with companies developing alternative scientific and technological approaches, including companies working to develop conjugates with oligonucleotides, such as Dyne Therapeutics, Arrowhead Therapeutics, Avidity Biosciences, Dicerna Pharmaceuticals, Ionis and Sarepta Therapeutics, as well as gene therapy and gene editing approaches.

Government Regulation and Product Approval

Among others, the FDA, the EMA, U.S. Department of Health and Human Services Office of Inspector General, the Centers for Medicare and Medicaid Services, or CMS, and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in those foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the EU are addressed in a centralized way, but country-specific regulation remains essential in many respects.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent IRB ethics committee at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA after completion of all pivotal trials;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs;

•	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. Some preclinical testing may continue even after the IND is submitted. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30- day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, dose tolerance and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, such as with drugs approved pursuant to accelerated approval, FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan drug status in the EU has similar but not identical benefits in that jurisdiction.

Rare Pediatric Disease Priority Review Voucher Program

In 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This provision is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the U.S. within one year following the date of approval.

For the purposes of this program, a “rare pediatric disease” is a (a) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (b) rare disease or conditions within the meaning of the Orphan Drug Act. A sponsor may choose to request Rare Pediatric Disease

Designation, but the designation process is entirely voluntary; requesting designation is not a prerequisite to requesting or receiving a priority review voucher. In addition, sponsors who choose not to submit a Rare Pediatric Disease Designation request may nonetheless receive a priority review voucher if they request such a voucher in their original marketing application and meet all of the eligibility criteria. Congress included a sunset provision in the statute authorizing the rare pediatric disease priority review voucher program. Specifically, the FDA may not award the voucher to sponsors of marketing applications unless either (1) the drug or biologic has received rare pediatric disease designation as of September 30, 2024 and is then approved by the FDA no later than September 30, 2026; or (2) Congress reauthorizes the program and extends the dates by which the designation may be received and the approval must be granted.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development or review of products that meet certain criteria. For example, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track product has opportunities for more frequent interactions with the review team during product development, and the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters, or untitled letters;

•	clinical holds on clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Foreign Government Regulation

Our product candidates will be subject to similar laws and regulations imposed by jurisdictions outside of the United States, and, in particular, Europe, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market our future product candidates in the European Economic Area (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein), or the EEA, and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

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the “Community MA,” which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Product candidates for Human Use of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of product candidates, such as biotechnology medicinal product candidates, orphan medicinal product candidates and medicinal product candidates indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for product candidates containing a new active substance not yet authorized in the EEA, or for product candidates that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

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“National MAs,” which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for product candidates not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity. In the EEA, new product candidates authorized for marketing, or reference product candidates, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Regulation (EC) No. 469/2009 provides for a five-year extension of the term of a patent on medicinal products subject to a Marketing Authorization and a further six-month extension of patents on pharmaceutical products for pediatric use.

Regulation (EU) No. 2019/933 amended Article 5 of Regulation (EC) No. 469/2009 to provide for an exception to the protection conferred by the Supplementary Protection Certificate, or SPC. It should be possible to manufacture a product or a medicinal product containing an active ingredient protected by a SPC for export to third countries (non-EU countries) where the product or medicinal product is not or no longer protected; or for storage to supply it immediately after its expiry.

Pediatric investigation plan. In the EEA, marketing authorization applications for new medicinal product candidates not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for a six-month supplementary protection certificate extension or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

Orphan drug designation. In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically-debilitating condition affecting not more than five in 10,000 persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously-debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the competent authorities of the Member States, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP.

This period of orphan market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, i.e. the prevalence of the condition has increased above the threshold or it is judged that the product is sufficiently profitable not to justify maintenance of market exclusivity. Granting of an authorization for another similar orphan medicinal product where another product has market exclusivity can happen only in selected cases, such as, for example, demonstration of “clinical superiority” by a similar medicinal product, inability of a manufacturer to supply sufficient quantities of the first product or where the manufacturer itself gives consent. A company may voluntarily remove a product from the orphan register. Medicinal products or medicinal product candidates designated as orphan are eligible for incentives made available by the EU and its Member States to support research into, development and availability of orphan medicinal products.

Adaptive pathways. The EMA has an adaptive pathways program which allows for early and progressive patient access to a medicine. The adaptive pathways concept is an approach to medicines approval that aims to improve patients’ access to medicines in cases of high unmet medical need. To achieve this goal, several approaches are envisaged: identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable; making more use of real-world data where appropriate to support clinical trial data; and involving health technology assessment bodies early in development to increase the chance that medicines will be recommended for payment and ultimately covered by national healthcare systems. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include: scientific advice; compassionate use; the conditional approval mechanism (for medicines addressing life-threatening conditions); patient registries and other pharmacovigilance tools that allow collection of real-life data and development of a risk-management plan for each medicine.

The adaptive pathways program does not change the standards for the evaluation of benefits and risks or the requirement to demonstrate a positive benefit-risk balance to obtain marketing authorization.

Other U.S. Healthcare Laws

Pharmaceutical and medical device manufacturers are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, false claims, pricing reporting, and transparency laws and regulations, as well as similar foreign laws in the jurisdictions outside the U.S., including but not limited to those discussed below.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.

The federal civil monetary penalties and false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

The federal civil monetary penalties laws impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary, if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services.

The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposed annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, applicable manufacturers will also be required to report its payments and other transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners.

Moreover, analogous state and foreign laws and regulations may be broader in scope than the provisions described above and may apply regardless of payor. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and relevant federal government compliance guidance; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, many of which differ from each other in significant ways, are often not pre-empted, thus further complicating compliance efforts; and restrict marketing practices or require disclosure of marketing expenditures and pricing information. Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, additional reporting obligations and oversight if a manufacturer becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and imprisonment.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufactures to provide scientific and clinical support for the use of a product to each payor separately and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

Third-party payors are also increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are more and more challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, in 2017, Congress enacted the Tax Act, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently the case, although it is unclear how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. In addition, individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Data Privacy and Security Laws

Numerous state, federal and foreign laws govern the collection, dissemination, use, access to, confidentiality and security of health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. State laws may be more stringent, broader in scope or offer greater individual rights with respect to protected health information, or PHI, than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA, as the result of a breach of unsecured PHI, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance

Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain state and non-U.S. laws, such as the GDPR govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant administrative, civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach

In Europe, we are subject to laws relating to our employees, clinical trial patients, healthcare professionals and our suppliers’, partners’ and subcontractors’ collection, control, processing and other use of personal data (i.e., any data relating to an identifiable living individual, whether that individual can be identified directly or indirectly). We are subject to the supervision of local data protection authorities in those jurisdictions where we are established, where we offer goods or services to EU and EEA residents, and where we monitor the behavior of individuals in the EEA, (e.g., undertaking clinical trials). We and our suppliers, partners and subcontractors process personal data including in relation to our employees, employees of customers, clinical trial patients, healthcare professionals and employees of suppliers including health and medical information. The data privacy regime in the EU includes the GDPR, to a more limited extent the e-Privacy Directive and the e-Privacy Regulation (once in force) and the national laws and regulations implementing or supplementing each of them.

The GDPR requires that personal data is only collected for specified, explicit and legal purposes as set out in the GDPR or local laws, and the data may then only be processed in a manner consistent with those purposes.

The personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA (unless certain steps are taken to ensure an adequate level of protection), and must not be retained for longer than necessary for the purposes for which it was collected. The GDPR also requires us to implement adequate technical measures in order to ensure the most appropriate level of security which may vary depending on different factors such as the categories of processed personal data, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, provides for conditions under which we can obtain a valid consent for processing, requires the appointment of a data protection officer where sensitive personal data (i.e., health data) is processed on a large scale, imposes mandatory data breach notification throughout the EU and EEA and imposes additional obligations on us when we are contracting with service providers or partners.

In addition, to the extent a company processes, controls or otherwise uses “special category” of personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data. Finally, the GDPR provides a broad right for EU and EEA member states to create supplemental national laws which may result in divergence across Europe making it harder to maintain a consistent operating model or standard operating procedures. Such laws, for example, may relate to the processing of health, genetic and biometric data, which could further limit our ability to use and share such data or could cause our costs to increase, and harm our business and financial condition.

For example in France, the conduct of clinical trials is subject to compliance with specific provisions of the Act No.78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, and in particular Section III of Chapter III relating to the processing of personal data in the health sector. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” adopted by the French Data Protection Authority (the CNIL), or, if not complying, obtaining a specific authorization from the CNIL. In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.

We depend on a number of third parties in relation to the provision of our services, a number of which either process personal data on our behalf or jointly with us. With each such provider or partners we enter into contractual arrangements to ensure that, when they are providers, they only process personal data according to our instructions, and that they have sufficient technical and organizational security measures in place, or, when they are partners, we jointly allocate the respective obligations and responsibilities of the parties on each processing activities. Where we transfer personal data outside the EU, we do so in compliance with the relevant data export requirements from time to time. We take our data protection obligations seriously, as any improper, unlawful or accidental disclosure, loss, alteration or access to, personal data, particularly sensitive personal data (i.e., special category), could negatively impact our business and/or our reputation, and could lead to significant financial sanctions.

We are also subject to EU laws on personal data export, as we may transfer personal data from the EU to other jurisdictions which are not considered by the European Commission to offer adequate protection of personal data. Such transfers need to be legitimized by a valid transfer mechanism under the GDPR. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, e.g. on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. The CJEU now requires an additional assessment to ensure that the access and storage of personal data by local authorities of the third country do not contradict GDPR requirements. GDPR increases financial penalties for noncompliance (including possible fines of up to four percent of global annual revenue for the preceding financial year or €20 million (whichever is higher) for the most serious violations). Relatedly, following the departure of the United Kingdom from the EU after the expiry of the transition period, the United Kingdom will operate a separate but similar regime to the EU which we will have to comply with and allows for fines of up to £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year.

Employees

As of December 31, 2020, we had 20 full-time employees, including nine employees with M.D. or Ph.D. degrees, located in France and the United States. Of these full-time employees, thirteen employees are engaged in research and development activities. The French employment agreements are governed by the collective bargaining agreement of the chemical industry and none of our employees located outside of France are represented by a labor union. We consider our relationship with our employees to be good.

Facilities

Our principal executive office is located in Illkirch-Graffenstaden, France, where we lease approximately 5,600 square feet of office and laboratory space under two leases that expire on April 14, 2028 and January 1, 2029, respectively. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available in the future on commercially reasonable terms, if required.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table presents information about our executive officers and directors, including their ages as of the date of this prospectus:

Name	Age	Position
Executive Officers
Stéphane van Rooijen, M.D, M.B.A.	52	Chief Executive Officer and Director
David Garrett	41	Chief Financial Officer
Frédéric Legros, Ph.D.	45	Chief Operating Officer
Chris Freitag, M.D.	55	Chief Medical Officer
Leen Thielemans, Ph.D.	46	Chief Development Officer
Belinda Cowling, Ph.D.	41	Chief Scientific Officer
Non-Executive Directors
Georges Gemayel, Ph.D.	60	Director (Chairman)
Benoit Barteau, Ph.D.(4)	36	Director
Frédéric Chereau	54	Director
Rémi Droller(5)	45	Director
Jean M. Franchi	54	Director
Christopher Mirabelli, Ph.D.	66	Director
Brett P. Monia, Ph.D.	59	Director
Henry Skinner, Ph.D.	57	Director
Raphael Wisniewski(6)	50	Director

(1)	Audit Committee member
(2)	Compensation Committee member
(3)	Governance Committee member
(4)	Currently serving as representative of Bpifrance Investissement, the legal entity that holds this board seat.
(5)	Currently serving as representative of Kurma Partners, the legal entity that holds this board seat.
(6)	Currently serving as representative of Andera Partners, the legal entity that holds this board seat.

The current business addresses for our executive officers and board of directors is c/o Dynacure S.A., Bioparc III, 850, Boulevard Sébastien Brant, 67400 Illkirch-Graffenstaden, France.

The following are brief biographies of our executive officers and directors:

Executive Officers

Stéphane van Rooijen, MD, M.B.A. Dr. van Rooijen has served as our Chief Executive Officer (through his holding company, Toulon bvba, prior to the conversion of the Company into an S.A. and in his individual capacity subsequent to such conversion) and as a member of our board of directors since January 2017. Prior to joining us, Dr. van Rooijen founded and served as Chief Executive Officer of a drug discovery company, Confo Therapeutics, a spin-off of VIB-VUB (Belgium), from June 2014 to September 2016. Prior to that, in April 2014, he joined Viropharma Incorporated (London, U.K.) as a member of Viropharma’s European Business Council and global pipeline project team. From January 2004 to March 2012, Dr. van Rooijen was at Genzyme Corporation, starting in business development and finance, where he became the European Cardiovascular Business Unit Leader. He started his career at Arthur D. Little, an international management consulting firm. Dr. van Rooijen received his M.D. from KU Leuven and his M.B.A. from Erasmus University Rotterdam.

David Garrett. Mr. Garrett has served as our Chief Financial Officer since September 2019. Prior to joining us, Mr. Garrett held several positions at Nabriva Therapeutics, Inc., a biopharmaceutical company, from

November 2015 to August 2019, including Vice President, Corporate Controller and Head of Investor Relations and Senior Director, Business Planning and Analysis. Prior to that, Mr. Garrett held senior-level finance roles at Covis Pharmaceuticals, Inc. from February 2015 to October 2015, Auxilium Pharmaceuticals, Inc. from March 2014 to February 2015 and ViroPharma Incorporated from October 2007 to March 2014. He previously was a manager at KPMG LLP from May 2002 to October 2007 and is a Certified Public Accountant in Pennsylvania. Mr. Garrett received his M.B.A. and B.S. in Accountancy from Villanova University.

Frédéric Legros, Ph.D. Dr. Legros has served as our Chief Operating Officer since January 2017. Prior to joining us, Dr. Legros was Vice President and Corporate Head of Business Development of Valneva SE, a biotech company listed on the French stock exchange, from January 2008 to December 2016. Prior to that, Dr. Legros served as Director of the Pasteur Institute’s Tech Transfer Office from November 2005 to December 2007, where he was responsible for licensing and strategic partnerships. Dr. Legros previously was Licensing Manager at CNRS Innovation from September 2003 to October 2005 and Ph.D student at the Institute of Myology in Paris from September 1999 to September 2002, where he published several publications in peer-reviewed journals. Dr. Legros studied biotechnology and received his Ph.D. in molecular biology from University of Paris 7 and his Masters in Finance and Innovation Management from NEOMA Business School.

Chris Freitag, M.D. Dr. Freitag has served as our Chief Medical Officer since July 2018. Prior to joining us, Dr. Freitag served as Head of Clinical Research and Development of Debiopharm International SA, a biotechnology company, from July 2016 to June 2018. Prior to that, from July 2014 to June 2016, he served as a Senior Vice President, Clinical Development of BTG plc, a global healthcare company. Dr. Freitag previously held several positions in clinical development and medical affairs at Shire plc, a biopharmaceutical company, from January 2007 to June 2014, including most recently as Vice President, Global Clinical Development and Innovation. He began his career in the pharmaceutical industry at Roche Holding AG, a pharmaceutical company, in pharmacovigilance and medical affairs. Dr. Freitag holds his M.D. from Kiel University.

Leen Thielemans, Ph.D. Dr. Thielemans has served as our Chief Development Officer since February 2019, after previously serving as our Head of Development from October 2016 through January 2019, in each case pursuant to a master services agreement with 2 Bridge CVBA. Dr. Thielemans co-founded 2 Bridge CVBA, a company providing scientific support, strategic and project leadership and due diligence services for pharmaceutical and health product development and production, in October 2013 and continues to serve as a Managing Partner. Dr. Thielemans has more than 20 years of experience in research and development, from drug discovery to early clinical development, previously holding several positions in the biopharmaceutical industry at Johnson & Johnson, 4AZA Bioscience NV, Elbion AG, Movetis NV and Shire Pharmaceuticals. Dr. Thielemans holds her M.S. in bioengineering and Ph.D. in medical sciences from KU Leuven, and her M.S. in epidemiology from University of Antwerp.

Belinda Cowling, Ph.D. Dr. Cowling is a co-founder of Dynacure and has served as our Chief Scientific Officer since February 2019, after previously serving as a Scientific Advisor from January 2017 through April 2018 and Head of Research from May 2018 through January 2019. Since October 2014, Dr. Cowling has also held a tenured Associate Research Scientist position at the Inserm Research Institute in France. Prior to that, she was a Postdoctoral Researcher at the Institute of Genetics and Molecular and Cellular Biology from August 2008 to September 2014. Dr. Cowling has nearly 20 years of experience in neuromuscular disease research and has published more than 35 publications in peer-reviewed journals. In 2019, she was the recipient of the Scientific Prize at the University of Strasbourg and the Irène Joliot-Curie Prize for Women in Business and Technology, and a finalist for the EU Prize for Woman Innovators in 2020. Dr. Cowling holds her Ph.D. in biochemistry and molecular biology from Monash University.

Non-Executive Directors

Georges Gemayel, Ph.D. Dr. Gemayel has served on our board of directors as the Chairman since September 2018. Since 2010, he has served as a consultant for several biotechnology companies and venture capital funds. From February 2011 to December 2012, Dr. Gemayel served as executive chairman of Syndexa Pharmaceuticals Corp., a drug development company. Prior to that, in 2010, Dr. Gemayel served as executive chairman of FoldRx Pharmaceuticals, Inc. until its acquisition by Pfizer Inc. Dr. Gemayel currently serves as chairman of the boards of directors of several privately held companies, and as the chairman of Orphazyme A/S, a publicly traded company. He also serves as a director of Supernus Pharmaceuticals, Inc., a publicly traded company. He currently serves on the nominating and corporate governance and audit committees of the board of directors of Supernus Pharmaceuticals. He was previously a director of publicly traded biotechnology companies, Momenta Pharmaceuticals Inc. (acquired by Johnson & Johnson), Dimension Therapeutics, Inc (acquired by Ultragenyx Pharmaceuticals, Inc.), Raptor Pharmaceuticals, Inc. (acquired by Horizon Pharma plc), Adolor Corporation (acquired by Cubist Pharmaceuticals, Inc.), Prosensa Holding N.V. (acquired by BioMarin Pharmaceutical Inc.) and NPS Pharmaceuticals, Inc. (acquired by Shire plc). Dr. Gemayel received his Pharm.D. from St. Joseph University and his Ph.D. in pharmacology from Paris-Sud University in France.

Benoit Barteau, Ph.D. Dr. Barteau has served on our board of directors, as representative of Bpifrance Investissement, the legal entity holding this board seat, since October 2017. Dr. Barteau is a Director in the Life Sciences Department of Bpifrance Investissement, an investment bank. Prior to this, Dr. Barteau served in several roles at In-Cell-Art, a biopharmaceutical company, as a Research Scientist and Project Manager from 2007 to 2010 and Business Development Manager from 2010 to 2014, where he was the co-author of eight scientific articles. He currently serves on the board of directors of several privately held companies. Dr. Barteau holds his M.S. in biotechnology engineering from the University of Technology of Compiègne in France, his Ph.D. in immunology from the University of Nantes and his executive M.Fin from IAE Paris.

Frédéric Chereau. Mr. Chereau has served on our board of directors since January 2017. Since April 2016, Mr. Chereau has served as President and Chief Executive Officer of LogicBio Therapeutics, Inc., a biotechnology company, and he currently serves on its board of directors. Prior to this, Mr. Chereau served as the President and Chief Operating Officer of aTyr Pharma Inc. from February 2014 to July 2015. He previously worked at Shire Pharmaceuticals serving as Senior Vice President—Global Franchise Lead, Angioedema, from September 2012 to December 2013. Before the acquisition of Pervasis Therapeutics by Shire Pharmaceuticals, Mr. Chereau served as its Chief Executive Officer and President since October 2008. Before Pervasis Therapeutics, Mr. Chereau worked at Genzyme from 1999 to 2008, where he held various positions within the organization in Europe and in the United States, most recently as Vice President and General Manager of the Cardiovascular Business Unit. He holds his B.S. in physics from Paris University, his Masters in Management from ESC La Rochelle and his M.B.A. from INSEAD.

Rémi Droller. Mr. Droller has served on our board of directors since October 2016 (in his individual capacity prior to the conversion of the Company into an S.A. and as representative of Kurma Partners, the legal entity that holds this board seat, subsequent to such conversion). Mr. Droller is currently Managing Partner of Kurma Partners SA, a venture capital firm, which he joined in September 2010. Mr. Droller was previously with CDC Innovation from 2000 to 2003 and with AGF Private Equity SA (now Idinvest Partners) from 2003 to 2010. Mr. Droller currently serves on the board of directors of Orphazyme A/S and Pharvaris N.V. and on the board of directors of several privately held companies, including ImCheck Therapeutics SAS, OxThera AB, AM Pharma BV, Flamingo Therapeutics BV and Vico Therapeutics BV. Mr. Droller holds his M.S. in Molecular Biology from Pierre and Marie Curie University and his Master’s degree in Finance and Management of Innovation from AgroParisTech.

Jean M. Franchi. Ms. Franchi has served on our board of directors since January 2021. Ms. Franchi is currently Chief Financial Officer at Replimune, a biotechnology company developing oncolytic immuno-gene therapies. Prior to Replimune, Ms. Franchi was Chief Financial Officer at Merrimack Pharmaceuticals from August 2017 to June 2019, Dimension Therapeutics from August 2015 to July 2017, and Good Start Genetics from February 2012 to July 2015. From 1995 to 2011, Ms. Franchi held various positions at Genzyme Corporation, including Senior Vice President of Corporation Finance, Senior Vice President of Business Unit Finance, and Vice President of Finance and Controller, Product Line and International Group. Ms. Franchi

currently serves on the boards of directors of Biodesix, Inc., Biophytis BSA and Visioneering Technologies, Inc. Ms. Franchi holds her B.A. in Accounting from Hofstra University.

Christopher Mirabelli, Ph.D. Dr. Mirabelli has served on our board of directors since January 2017. Dr. Mirabelli has served as the chairman of the board of directors of Leap Therapeutics, Inc., a biotechnology company, since January 2016 and as a director since January 2011. He formerly served as its Chief Executive Officer and President from its inception in January 2011 until April 2020. Dr. Mirabelli has been a Managing Director of HealthCare Ventures LLC, a life science venture capital firm, since August 2000. From December 1999 to May 2000, Dr. Mirabelli served as President of Pharmaceutical Research and Development and as a member of the board of directors of Millennium Pharmaceuticals, Inc., following its merger with LeukoSite Inc., where Dr. Mirabelli had been serving as president, chief executive officer and chairman of the board of directors since 1993. He was a co-founder of Ionis Pharmaceuticals, Inc., where he held several positions including Senior Vice President of Research, from 1989 until 1993. Dr. Mirabelli started his career at SmithKline and French Laboratories (now part of GlaxoSmithKline Plc) in the R&D Division. He is a member of the Longview Ventures Investment Advisory Committee, the Dana Farber Research Institute Business Development Council and the Scripps Research Board of Overseers. Dr. Mirabelli is a member of the Fredonia College Foundation Board. He holds his Ph.D. in Molecular Pharmacology from Baylor College of Medicine and his B.S. in Biology from State University of New York at Fredonia.

Brett P. Monia, Ph.D. Dr. Monia has served on our board of directors since October 2016. Dr. Monia has served as the Chief Executive Officer of Ionis Pharmaceuticals, Inc., a biotechnology company, since January 2020 and on its board of directors since March 2019. At Ionis Pharmaceuticals, Dr. Monia previously served as Chief Operating Officer from January 2018 to December 2019, Senior Vice President, Drug Discovery from January 2012 to January 2018, Vice President, Drug Discovery from February 2009 to January 2012, and Vice President, Preclinical Drug Discovery from October 2000 to February 2009. From October 1989 to October 2000, he held various positions within its Molecular Pharmacology department. Dr. Monia received his Ph.D. in Pharmacology from the University of Pennsylvania and his B.S. degrees in Molecular Biology and Analytical Chemistry from Stockton University.

Henry Skinner, Ph.D. Dr. Skinner has served on our board of directors since April 2020. Since October 2017, Dr. Skinner has served as a Senior Vice President, Venture at Tekla Capital Management, an investment management firm. Prior to this, Dr. Skinner was Deputy Head and Managing Director of Novartis Venture Funds from September 2008 to September 2017. He previously served as Executive Director and Head of Strategic Alliances, Therapeutics at Novartis Institutes for BioMedical Research from May 2007 to September 2008. Before Novartis Venture Funds, Dr. Skinner was Chief Executive Officer of SelectX Pharmaceuticals and NeoGenesis Pharmaceuticals, each biopharmaceutical companies. He also previously held several business development positions at Pfizer, Inc. Pharmacia, Upjohn and Lexicon Genetics. Dr. Skinner was a postdoctoral fellow at Baylor College of Medicine in the Department of Human and Molecular Genetics, and holds his Ph.D. in Microbiology and M.S. in Biochemistry from the University of Illinois and his M.S. and B.S. in Biology/Biotechnology from Worcester Polytechnic Institute.

Raphael Wisniewski. Mr. Wisniewski has served on our board of directors since July 2018 (in his individual capacity prior to the conversion of the Company into an S.A. and as representative of Andera Partners, the legal entity that holds this board seat, subsequent to such conversion). Since 2006, Mr. Wisniewski has served as a Partner at Andera Partners (f/k/a Edmond de Rothschild Investment Partners), a venture capital firm with extensive experience in the life science industry, which he joined in 2001. Mr. Wisniewski is also a member of the board of directors of several private pharmaceutical companies. From 1996 to 1999 and from 1999 to 2001, he served in the healthcare groups of the investment banking divisions of Solomon Smith Barney and Goldman Sachs, respectively. Mr. Wisniewski holds his B.A. in History from Paris Sorbonne University, M.S. in Business from HEC Paris and M.S. Economics from IEP Paris.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Under French law and our bylaws, our board of directors must be composed of between three and ten members. Within this limit, the number of directors is determined by our shareholders. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our bylaws, our directors are elected for three-year terms. In accordance with French law, our bylaws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board, in accordance with French law.

We currently have ten directors. The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Appointment	Term Expiration Year
Georges Gemayel, Ph.D.	Chairman	2018
Stéphane van Rooijen, M.D.	Director	2017
Benoit Barteau, Ph.D.(1)	Director	2017
Frédéric Chereau	Director	2017
Rémi Droller(2)	Director	2016
Jean Franchi	Director	2021
Christopher Mirabelli, Ph.D.	Director	2017
Brett P. Monia, Ph.D.	Director	2016
Henry Skinner, Ph.D.	Director	2020
Raphael Wisniewski(3)	Director	2018

(1)	Currently serving as representative of Bpifrance Investissement, the legal entity that holds this board seat.
(2)	Currently serving as representative of Kurma Partners, the legal entity that holds this board seat.
(3)	Currently serving as representative of Andera Partners, the legal entity that holds this board seat.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit committee, for which the Nasdaq listing requirements permit specified phase-in schedules.

Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors has determined that, applying the applicable rules and

regulations of the SEC and the Nasdaq listing standards, all of our directors, except          , qualify as “independent directors.” In making such determination, our board considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities.

Role of the Board in Risk Oversight

Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, examines our balance sheet commitments and risks and the relevance of risk monitoring procedures.

While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on Nasdaq, we will be subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. Certain corporate governance practices in France may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our bylaws require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.

French law does not require our independent directors to hold regularly scheduled meetings at which only independent directors are present. We intend to follow home country practice in this regard, although, if the independent directors decide to meet in such executive sessions, they may do so.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of shareholders be at least 33 1/3% of the outstanding shares of the company’s common voting stock. We intend to follow our French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, our bylaws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) one fifth of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) one quarter of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned.

There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is one-fifth of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months. See the section of this prospectus titled “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares.”

Further, we intend to follow French corporate governance practices in lieu of the Nasdaq corporate governance rules that require shareholder approval prior to specified issuances of securities. More specifically, Nasdaq Marketplace Rule 5635 requires a U.S. domestic listed company to obtain shareholder approval: (1) prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer; (2) prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the issuer alone, or together with sales by its officers, directors or substantial shareholders, of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value; and (3) prior to the issuance of securities when an equity compensation arrangement is made or materially amended, including prior to the issuance of common stock to the issuer’s officers, director, employees or consultants for less than the greater of book or market value. While French law requires a French company to obtain prior shareholder approval to issue shares or securities, its shareholders may pre-authorize and grant a delegation of authority to the company’s board of directors to issue shares or securities such that shareholder approval is not required at the time of issuance as described in the section of this prospectus titled “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares—Changes in Share Capital (Article 21 of the Bylaws)”. We may, from time to time, ask for our shareholders’ subsequent approval on an equity compensation arrangement in order to obtain advantageous tax treatment or otherwise.

Committees of our Board of Directors

Our board of directors has three standing committees: an Audit Committee, a Compensation Committee and a Governance Committee. The composition and functioning of all of our committees will comply with all applicable requirements of the French commercial code, the Exchange Act, Nasdaq, and SEC rules and regulations

In accordance with French law, committees of our board of directors only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee of the Board

The audit committee, which consists of                     , assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements.                serves as Chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and                is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities will include:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•	reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least                times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

160.1

Compensation Committee of the Board

The compensation committee, which consists of                , assists the board in determining executive officer compensation.                serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our expected compensation committee members meet this heightened standard.

The compensation committee’s responsibilities will include:

•	identifying, reviewing and proposing policies relevant to executive officer compensation;

•	evaluating each executive officer’s performance in light of such policies and reporting to the board;

•	analyzing the possible outcomes of the variable compensation components and how they may affect the compensation of the executive officers;

•

recommending any equity long-term incentive component of each executive officer’s compensation in line with the compensation policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices.

Governance Committee of the Board

The governance committee, which consists of                , assists our board in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles.                 will serve as Chairman of the governance committee.

The governance committee’s responsibilities will include:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board at least annually;

•	recommending nominees for election to our board and its corresponding committees;

•	assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board; and

•	developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

In connection with this offering, we adopted a Code of Business Conduct and Ethics that will be applicable to all of our employees, executive officers and directors. Following the effectiveness of the registration statement of which this prospectus is a part, the Code of Conduct will be available on our website at www.dynacure.com. Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, the aggregate compensation accrued or paid, and benefits in kind granted, to the members of our board of directors and our executive officers for services in all capacities was approximately €9.9 million, including approximately €7.5 million of equity awards, which represents the aggregate grant date fair value of such awards calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. We did not set aside or accrue any amounts to provide private pension, retirement or similar benefits to our directors or executive officers during 2020.

2020 Director Compensation

There are no arrangements or understandings between us and any of our directors providing for benefits upon termination of service, except with respect to Dr. van Rooijen who serves as our Chief Executive Officer.

During 2020, certain of our directors were granted equity incentive awards as set forth in the table below. The awards vest pursuant to our standard vesting schedules, which are described in more detail below under “—Equity Incentives.”

Director	Type of Award	Number of Shares	Exercise Price	Purchase Price	Expiration Date
Georges Gemayel, Ph.D	BSA	2,650	€12.20	€1.29	March 13, 2030
	BSA	21,021	€ 8.88	€1.47	June 16, 2030
	SO	14,531	€21.66	—	November 10, 2030
Brett P. Monia, Ph.D	BSA	900	€12.20	€1.29	March 13, 2030
	BSA	7,347	€ 8.88	€1.47	June 16, 2030
	BSA	5,086	€21.66	€5.01	November 10, 2030
Frédéric Chereau	BSA	900	€12.20	€1.29	March 13, 2030
	BSA	7,347	€ 8.88	€1.47	June 16, 2030
	BSA	5,086	€21.66	€5.01	November 10, 2030
Christopher Mirabelli, Ph.D.	BSA	900	€12.20	€1.29	March 13, 2030
	BSA	7,347	€ 8.88	€1.47	June 16, 2030
	BSA	5,086	€21.66	€5.01	November 10, 2030

2020 Executive Officer Compensation

2020 Cash Bonuses

In 2020, our executive officers had the opportunity to earn annual cash bonuses for attaining short-term company performance goals relating to certain clinical and non-clinical objectives and, for our executive officers other than the CEO, individual performance goals related to their functional responsibilities. Each executive officer had an annual target bonus expressed as a percentage of his or her annual base compensation. For 2020, the target bonus for Dr. van Rooijen was weighted at 37.5% of base compensation for the year and the target bonus for each of our other executive officers was 30% of base compensation. In December 2020, our board of directors assessed achievement against our corporate objectives and decided to award executive bonuses at 100% of target.

Certain of our executive officers also received discretionary performance bonuses, which were based on individual and company performance during 2020, as determined by the board.

2020 Equity Awards

During 2020, our executive officers were granted equity incentive awards as set forth in the table below. The awards vest pursuant to our standard vesting schedules, which are described in more detail below under “—Equity Incentives.”

Executive	Type of Award	Number of Shares	Exercise Price	Purchase Price	Expiration Date
Stéphane van Rooijen, M.D.	BSA	11,000	€12.20	€1.29	March 13, 2030
	BSA	83,683	€8.88	€1.47	June 16, 2030
	BSA	58,125	€21.66	€5.01	November 10, 2030
David Garrett	SO	2,700	€12.20	—	March 13, 2030
	SO	20,971	€8.88	—	June 16, 2030

Executive	Type of Award	Number of Shares	Exercise Price	Purchase Price	Expiration Date
	SO	14,532	€21.66	—	November 10, 2030
Frédéric Legros, Ph.D.	AGA	5,500	—	—	—
	AGA	41,842	—	—	—
	AGA	29,063	—	—	—
Chris Freitag, M.D.	AGA	4,250	—	—	—
	AGA	31,257	—	—	—
	AGA	21,796	—	—	—
Leen Thielemans, Ph.D	BSA	1,500	€12.20	€1.29	March 13, 2030
Belinda Cowling, Ph.D.	AGA	1,500	—	—	—
	AGA	33,381	—	—	—
	AGA	14,532	—	—	—

Executive Employment Agreements

In connection with this offering, we may enter into new executive employment agreements with our executive officers. The material terms of these agreements are not yet known and will be described in this prospectus once they are determined.

Limitations on Liability and Indemnification Matters

Under French law, provisions of bylaws that limit the liability of directors are ineffective. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance. Prior to closing of this offering, we intend to have liability insurance for our directors and officers, including insurance against liability under the Securities Act. As of the date of this prospectus, we have also entered into an agreement with two of our directors to provide contractual indemnification and, in connection with this offering, intend to enter into similar agreements with each of our executive officers and directors. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. Certain of our non-employee directors may also, through their relationships with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors. These arrangements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay any costs of settlement and damage awards against directors and officers pursuant to any insurance arrangements.

Equity Incentives

We believe that our ability to grant equity incentive awards is a valuable and necessary compensation tool that allows us to attract and retain the best available personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, historically, we have granted several different equity incentive instruments to our directors, executive officers, employees and other service providers. These are:

•

ordinary shares issuable upon the vesting of free shares (otherwise known as actions gratuites, or AGA, the French equivalent of restricted stock units), generally granted to employees of the Company or its subsidiaries;

•	Share warrants (otherwise known as bons de souscription d’actions, or BSA), generally granted only to non-employee directors and other service providers; and

•	Employee share options (otherwise known as options de souscription d’actions, or SO), generally granted to employees of subsidiaries of the Company.

Our board of directors’ authority to grant these equity incentive instruments and the aggregate number of shares authorized to be granted must be approved by a two-third majority of the votes held by our shareholders present, represented or voting by mail at the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our board of directors can continue to grant such awards for a maximum of 18 months for share warrants (BSA) or 38 months for the grant of employee share options (SO) and free shares (AGA), in each case from the date of the applicable shareholders’ approval, but the authority of our board of directors to grant equity incentives may not be extended or increased until the next shareholders’ meeting. As a result, we typically request that our shareholders authorize new pools of equity incentive instruments at every annual shareholders’ meeting.

Share warrants (BSA) and employee share options (SO) are usually granted under similar terms. They expire ten years after the date of grant if not exercised earlier according to their vesting schedule (see below). Employee share options (SO), share warrants (BSA) and free shares (AGA) stop vesting following a termination of the employment, office or service of the holder and, for the employee share options (SO) and share warrants (BSA), all vested shares must be exercised within exercise periods set forth in the applicable equity award grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable equity award documentation provide for appropriate adjustments of the numbers of shares issuable and/or the exercise price of the outstanding warrants or share options.

Free Shares (AGA)

Free shares, or AGA, are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive our ordinary shares under certain conditions. Upon grant, most of the AGA are subject to a vesting period of one year for 25% of the AGA award, and then, 2.083% of the AGA award will vest at the end of each month thereafter for a period of three years. At the end of the first vesting period of one year, the beneficiary becomes a shareholder and will continue to acquire shares each month thereafter until the AGA award is fully vested. However, if the relevant vesting period is less than a certain period set by law, which is currently one year, it must be followed by a lock-up period, so that the sum of the vesting and lock-up periods is equal to a minimum total two-year period (as currently set by law). Vesting can be conditional or not. The vesting of all of our AGA are subject to a service condition at the end of each vesting period, with certain exceptions in the event of death or disability. Over the years, we have established several AGA plans, for certain of our employees or for management only, sometimes as a “welcome package” (with no performance conditions).

Our free share plans include provisions that allow for the adjustment of the number of ordinary shares to which a beneficiary is entitled at the end of the vesting period to compensate for certain modifications of our share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders, during the vesting period.

Free shares may be granted to any individual employed by us or by any affiliated company. Free shares may also be granted to our Chairman and our Chief Executive Officer. However, no free shares may be granted to a beneficiary holding more than 10% of our share capital or to a beneficiary who would hold more than 10% of our share capital as a result of such grant.

Change in Control and accelerated vesting. In the event of a sale of 100% of the company’s shares, all AGA shall become fully vested subject to the satisfaction of the minimum vesting period required by law (currently one year) and continued service on such date. In addition, in case of an initial public offering, our board of directors may, at any time and in its sole discretion, decide that the vesting of the AGA shall be accelerated and that they shall become fully vested, subject to the satisfaction of the minimum vesting period required by law (currently one year) and the holder’s continued service on such date. In connection with this offering, the board intends to accelerate the vesting of all outstanding AGA that were granted prior to calendar year 2020.

Employee Share Options (SO)

Employee share options, or SO, are employee equity incentive instruments allocated for free (subject to the requirement to pay an exercise price) to beneficiaries who are therefore entitled to exercise one SO for one underlying share, at an exercise price per share determined by our board of directors at the time of grant. SO granted to new employees, the chairman of our board of directors or executive officers of the Company or its subsidiaries were generally granted subject to a four-year vesting schedule under which 25% of the SO vest upon the first anniversary of the grant date and then 2.083% of the SO vest at the end of each month thereafter for a period of three years, subject to the holders’ continued service with the Company or its subsidiaries through each applicable vesting date. SO granted to employees, the chairman of our board of directors or executive officers who have been with the Company or its subsidiaries for more than one year are granted subject to a four-year vesting schedule under which 2.083% of the SO vest at the end of each month for a period of four years, subject to the holders’ continued service with the Company or its subsidiaries through each applicable vesting date.

Our SO plans include provisions that allow for the adjustment of the number of ordinary shares to which a beneficiary is entitled at the end of the vesting period to compensate for certain modifications of our share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders, during the vesting period.

SO may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. SO may be also granted to the chairman of our board of directors and our Chief Executive Officer.

In addition, under French law, the maximum number of shares issuable upon the exercise of outstanding SO may not exceed one-third of the outstanding share capital on a non-diluted basis as of the date of grant.

Change in Control and accelerated vesting. In the event of a sale of 100% of the Company’s shares, all SO shall become fully exercisable in advance, immediately, before the completion of such sale, subject to the holder’s continued service on such date. In addition, in the case of an initial public offering, our board of directors may, at any time and in its sole discretion, decide that the vesting of the SO shall be accelerated and that the SO shall become fully exercisable, subject to the holder’s continued service on such date. In connection with this offering, the board intends to accelerate the vesting of all outstanding SO that were granted prior to calendar year 2020.

Share Warrants (BSA)

Share warrants, or BSA, are granted at a subscription price and entitle the holder of one BSA to exercise the warrant for one underlying share, at the subscription price per share determined by our board of directors at the time of grant by reference to the then prevailing share price. We have granted, or intend to grant, BSA to directors and certain consultants of the Company. BSA granted to new directors, consultants or executive officers of the Company or its subsidiaries were generally granted subject to a four-year vesting schedule under which 25% of the BSA vest upon the first anniversary of the grant date and then 2.083% of the BSA vest at the end of each month thereafter for a period of three years, subject to the holders’ continued service with the Company or its subsidiary through each applicable vesting date. BSA granted to directors, consultants or executive officers who are with the Company or its subsidiaries for more than one year were generally granted subject to a four-year vesting schedule under which 2.083% of the BSA vest at the end of each month for a period of four years, subject to the holders’ continued service with the Company or its subsidiary through each applicable vesting date.

Our BSA have an exercise period of 10 years, subject, for most of our BSA, to earlier expiration upon a sale of the Company or the holder’s termination of service. BSA not exercised prior to expiration lapse and are automatically cancelled. Our share warrants cannot be sold without the prior approval of our board.

Change in Control and accelerated vesting. In the event of a sale of 100% of the Company’s shares, all BSA shall become fully exercisable, immediately, before the completion of such sale, subject to the holder’s continued service on such date. In addition, in case of an initial public offering, our board of directors may, at any time and in its sole discretion, decide that the vesting of the BSA shall be accelerated and that they shall become fully exercisable, subject to the holder’s continued service on such date. In connection with this offering, the board intends to accelerate the vesting of all outstanding BSA that were granted prior to calendar year 2020.

Post-Offering Director Compensation Program

In connection with this offering, we expect to adopt a compensation program for our non-employee directors under which each non-employee director will receive the following amounts for their services on our board of directors:

•	An annual director fee of $ ;

•	If the director serves as lead independent director or chair or on a committee of our board of directors, an additional annual fee as follows:

•	Chair of the board or lead independent director: $ ;

•	Chair of the audit committee: $ ;

•	Audit committee member other than the chair, $ ;

•	Chair of the compensation committee, $ ;

•	Compensation committee member other than the chair, $ ;

•	Chair of the governance committee, $ ; and

•	Governance committee member other than the chair, $ .

Director fees under the program will be payable in arrears in four equal quarterly installments not later than the fifteenth day following the final day of each calendar quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

In addition, upon a director’s initial election or appointment to our board of directors that occurs after this offering, such director will be paid an initial retainer for service on our board in an amount equal to $            . Such retainer will be paid within 15 days following the date of such election or appointment.

2021 Employee Share Purchase Plan

Effective on the effective date of the registration statement of which this prospectus forms a part, we expect to adopt and have our shareholders approve the 2021 Employee Share Purchase Plan (the “2021 ESPP”), the material terms of which are summarized below.

The 2021 ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase ADSs under the 2021 ESPP to U.S. employees and to non-U.S. employees and other service providers. Specifically, the 2021 ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees and other service providers located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

ADSs Available for Awards; Administration. A total of                  ADSs will initially be reserved for issuance under the 2021 ESPP. In addition, we expect that the number of ADSs available for issuance under the 2021 ESPP will be annually increased each calendar year by such number of ADSs as is determined by our shareholders. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2021 ESPP.

Eligibility. The administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the 2021 ESPP and may change these designations from time to time. Employees and, with respect to the Non-Section 423 Component, other service providers of the company and its participating designated subsidiaries are eligible to participate in the 2021 ESPP if they meet the eligibility requirements under the 2021 ESPP established from time to time by the administrator. However, an employee in the Section 423 Component may not be granted rights to purchase ADSs under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our shares and other securities.

Eligible service providers become participants in the 2021 ESPP by enrolling and authorizing payroll deductions by the deadline established by the administrator prior to the first day of the applicable offering period. Non-employee directors are not eligible to participate in any section of the 2021 ESPP and consultants are not eligible to participate in the Section 423 Component of the 2021 ESPP. Service providers who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Grant of Rights. ADSs will be offered under the 2021 ESPP during offering periods. The length of the offering periods under the 2021 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2021 ESPP will commence when determined by the plan administrator. In non-U.S. jurisdictions where participation in the 2021 ESPP through payroll deductions is prohibited or where the service provider does not receive compensation through payroll, the plan administrator may provide that an eligible participant may elect to participate through contributions to the participant’s account under the 2021 ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions.

The 2021 ESPP permits participants to purchase ADSs through payroll deductions of up to a specified amount of their eligible compensation. The plan administrator will establish a maximum number of ADSs that may be purchased by a participant during any offering period. In addition, no participant will be permitted to accrue the right to purchase ADSs under the Section 423 Component at a rate in excess of $25,000 worth of ADSs during any calendar year during which such a purchase right is outstanding (based on the fair market value per ADS as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase ADSs. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the ADSs, in the absence of a contrary designation, will be 85% of the lower of the fair market value of the ADSs on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase ADSs. If a participant withdraws from, or suspends participation in, the 2021 ESPP during an offering period, the participant cannot rejoin or resume until the next offering period. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions. In the event of certain non-reciprocal transactions or events affecting our ADSs or ordinary shares, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions or contributions to purchase ADSs on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment. The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, shareholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP or changes the corporations or classes of corporations whose service providers are eligible to participate in the 2021 ESPP.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of                 , 2021 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

•	each member of our board of directors and each of our other executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                , 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned before the offering is computed on the basis of                our ordinary shares outstanding as of                , 2021. The percentage of ordinary shares beneficially owned after the offering is based on      ordinary shares (including ordinary represented by ADSs), assuming no exercise of the underwriters’ option to purchase additional ADSs in this offering. Ordinary shares that a person has the right to acquire within 60 days of                , 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Dynacure S.A., Bioparc III, 850, Boulevard Sebastien Brant, 67400 Illkrich-Graffenstaden, France.

	Number of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned
Name and address of beneficial owner		Before Offering (%)	After Offering (%)
5% or Greater Shareholders:
Entities affiliated with Bpifrance
Biodiscovery 5
Entities affiliated with Idinvest Partners
Ionis Pharmaceuticals, Inc.
Kurma Biofund II
Entities affiliated with Pontifax
Entities affiliated with Tekla Healthcare
Perceptive Advisors Life Sciences Master Fund Ltd
Entities affiliated with Sphera

Named Executive Officers and Directors:
Stéphane van Rooijen, M.D.
David Garrett
Frédéric Legros, Ph.D.
Chris Freitag, M.D.
Leen Thielemans, Ph.D.
Belinda Cowling, Ph.D.
Georges Gemayel, Ph.D.
Benoit Barteau, Ph.D.
Frédéric Chereau
Rémi Droller
Jean M. Franchi
Christopher Mirabelli, Ph.D.
Brett P. Monia, Ph.D.
Henry Skinner, Ph.D.
Raphael Wisniewski
All directors and executive officers as a group (15 persons)

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

RELATED PARTY TRANSACTIONS

The following is a description of material related party transactions we have entered into since January 1, 2018 with any members of our board of directors or executive officers and the holders of more than 5% of our ordinary shares.

Ordinary Share Private Placements

Series A Financing. From October 2017 to February 2018, we issued and sold to investors in private placements an aggregate of 447,060 ordinary shares, denominated A shares for identification purposes only, or Investor A Shares, at a subscription price of €16.11 per share, for aggregate consideration of approximately €7.2 million. In February and June 2018, we also issued an aggregate of 74,050 ordinary shares, denominated A shares for identification purposes only, or Ionis A Shares, to Ionis Pharmaceuticals, Inc., or Ionis, in connection with the Ionis License Agreement (as defined below). See “—Ionis License Agreement.” We refer to the Investor A shares and Ionis A shares collectively as our Series A Shares.

Series B Financing. From July 2018 to June 2019, we issued and sold to investors in private placements an aggregate of 1,079,330 ordinary shares, denominated B shares for identification purposes only, or Investor B Shares, at a subscription price of €18.53 per share, for aggregate consideration of approximately €20.0 million. In March 2020, we also issued 241,203 ordinary shares, denominated B shares for identification purposes only, or Ionis B Shares, to Ionis in connection with the Ionis License Agreement. See “—Ionis License Agreement.” We refer to the Investor B shares and Ionis B shares collectively as our Series B Shares.

Series C Financing. From March 2020 to November 2020, we issued and sold to investors in private placements an aggregate of 2,709,700 ordinary shares, denominated C shares for identification purposes only, or Series C Shares, at a subscription price of €21.22 per share, for aggregate consideration of approximately €57.5 million.

The following table sets forth the aggregate number of our ordinary shares acquired by holders of more than 5% of our ordinary shares in the financing transactions described above. Each share of our Series A Shares, Series B Shares and Series C Shares identified in the following table is equal to one ordinary share.

Participants	Series A Shares	Series B Shares	Series C Shares
5% or Greater Shareholders(1)
Entities affiliated with Bpifrance	223,530	269,832	706,879
Biodiscovery 5	—	404,750	353,441
Entities affiliated with Idinvest Partners	111,765	121,424	106,027
Ionis Pharmaceuticals, Inc.	74,050	241,203	—
Kurma Biofund II	111,765	67,458	58,905
Entities affiliated with Pontifax	—	215,866	188,498
Entities affiliated with Tekla Healthcare	—	—	471,254
Perceptive Life Sciences Master Fund Ltd	—	—	471,255
Entities affiliated with Sphera	—	—	353,441

(1)	Additional details regarding these shareholders and their equity holdings are provided in this prospectus under the caption “Principal Shareholders.”

Some of our directors are associated with our principal shareholders as indicated in the table below:

Director	Principal Shareholder
Benoit Barteau, Ph.D.	Director of Bpifrance Investissement
Rémi Droller	Managing Partner of Kurma Partners SA

Director	Principal Shareholder
Brett P. Monia, Ph.D.	Chief Executive Officer of Ionis Pharmaceuticals, Inc.
Henry Skinner, Ph.D.	Senior Vice President, Venture of Tekla Capital Management
Raphael Wisniewski	Partner of Andera Partners

Bpifrance Loans

In 2018, we entered into a debt arrangement with Bpifrance pursuant to which, as of December 31, 2020, we have borrowed an aggregate of €0.5 million. These borrowings bear interest at 4.07% annually. Beginning March 2022 and through December 31, 2026, we are obligated to make quarterly principal repayments, plus interest.

In December 2020, we entered into an additional debt arrangement with Bpifrance to provide funding for our research and development activities and for general corporate purposes, borrowing an aggregate of €1.5 million. The borrowings bear interest at 3.57% annually. We are obligated to make quarterly principal repayments of €75,000 plus interest beginning in March 2024 and through December 2028.

In addition, Bpifrance has provided us with two interest free loans in connection with a government sponsored innovation aid program. As of December 31, 2020, we have received €350,000 in funding and will be eligible to receive an additional €150,000 of additional funding upon completion of our research and development activities related to our lead product candidate, DYN101. Beginning in September 2021, we are required to make quarterly principal payments. The loan will mature in June 2024.

Ionis Convertible Promissory Note

In February 2018, we issued a convertible promissory note to Ionis, or the Convertible Promissory Note, with a notional value of €3.5 million in connection with the Ionis License Agreement. The Convertible Promissory Note bears interest at 5.0% compounded annually, and outstanding principal and interest are due, if not converted before, at the earlier of (i) the sale of the Company, (ii) the termination of the Ionis License Agreement and (iii) five years following the date of issuance of the Convertible Promissory Note. The Convertible Promissory Note may be repaid prior to maturity, at our option and without penalty. Prior to maturity, Ionis may, at its option, elect to convert outstanding principal and accrued interest into Series A Shares at a conversion price which is equal to €16.11 per share, the subscription price paid in our most recent qualified financing event, provided that, following such conversion, Ionis holds no more than 18.5% of our issued and outstanding share capital.

Ionis License Agreement

In October 2016, we entered into a research collaboration and license agreement, or Ionis License Agreement, with Ionis. See “Business—Intellectual Property—Licensing Agreements and Strategic Collaborations—Ionis Research Collaboration and License Agreement.”

Shareholders Agreement

We entered into an Amended and Restated Shareholders’ Agreement, or Shareholders Agreement, on March 31, 2020, by and among us and certain of our shareholders, including each of the holders of more than 5% of our ordinary shares identified above. The Shareholders Agreement imposes certain affirmative obligations on us and also grants certain rights to holders, including certain registration rights with respect to the securities held by them, certain information and observer rights, and certain additional rights.

Each of our current directors was designated to serve on our board of directors under the Shareholders Agreement. Dr. van Rooijen was selected to serve on our board of directors for so long as his holding company, Toulon bvba, serves as our President. Mr. Droller and Bpifrance Investissement (represented by Dr. Barteau) were selected to serve on our board of directors as representatives of our Series A Shares. Mr. Wisniewski was selected to serve on our board of directors as representatives of our Series B Shares. Dr. Skinner was selected to serve on our board of directors as a representative of our Series C Shares. Dr. Monia was selected to serve on our board of directors as a representative of Ionis. Mr. Chereau, Dr. Mirabelli and Dr. Gemayel were selected to serve on our board of directors as independent directors selected for acknowledged experience in the business of the Company.

The Shareholders Agreement will terminate upon the effectiveness of the registration statement, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their term of office and their successors are duly elected by the holders of our ordinary shares. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition.”

Further, the parties to the Shareholders Agreement have entered into separate short-form shareholders’ agreement with each holder of share options (SO), employee warrants (BSA) and free shares (AGA) not party to the existing Shareholders Agreement. The short form Shareholders’ Agreements govern certain preemptive, co-sale ad drag-along rights. Upon closing of this offering, the short-form shareholders’ agreements will terminate pursuant to their terms and conditions and all rights and obligations contained therein will no longer apply.

Arrangements with our Executive Officers & Directors

Agreements with Our Chief Executive Officer

From January 2017 and until our conversion into an S.A. in November 2020, Toulon bvba, a holding company of Stéphane van Rooijen, was appointed as our President. We entered into a consulting agreement with Toulon bvba, under which Toulon bvba provided consulting services to us and was vested with the broadest powers to act, in all circumstances, in our name and on our behalf within our corporate purpose and in accordance with applicable laws and regulations. This consulting agreement terminated upon the conversion of the Company into a public limited company.

In connection with the conversion of the Company into an S.A. in November 2020, we entered into management agreements with Dr. van Rooijen that provide for his service as Chief Executive Officer of the Company and Managing Director of our wholly-owned Dutch subsidiary. See “Management—Compensation of Directors and Executive Officers.”

Masters Services Agreement with 2 Bridge CVBA

In October 2016, we entered into a master services agreement, as amended, with 2 Bridge CVBA, or 2 Bridge, a company co-founded by Dr. Thielemans which provides scientific support, project leadership and due diligence services for pharmaceutical and health product development and production. Under the master services agreement, Dr. Thielemans is assigned to provide specified services to us in exchange for a monthly fee and 2 Bridge also provides scientific support and services for our development programs. See “Management—Compensation of Directors and Executive Officers.”

Agreements with Our Executive Officers & Directors

We have entered into employment agreements with certain of our executive officers. See “Management—Compensation of Directors and Executive Officers.”

Indemnification Agreements

As of the date of this prospectus, we have entered into an indemnification agreement with two of our directors. In connection with this offering, we intend to enter into indemnification agreements with each our directors and executive officers. See “Management—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to the closing of this offering, our board of directors intends to adopt a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, any transaction or proposed transactions between us and a related person that are material to us or the related person, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, employment by us of a related person and any transactions that are qualified as related party transaction pursuant to article L. 225-38 of the French commercial code. In reviewing and approving any such transactions, our audit committee will be tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF SHARE CAPITAL

General

The following description of our share capital summarizes certain provisions of our amended and restated bylaws, or bylaws, which will become effective in connection with this offering. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our bylaws, a copy of which have been filed as an exhibit to the registration statement of which this prospectus forms a part.

As of                  , 2020, our outstanding share capital consisted of an aggregate of                      shares, consisting of ordinary shares,                      Series A ordinary shares,                      Series B ordinary shares and                      Series C ordinary shares, with a nominal value of €0.10 per share.

As of                  , 2020, to our knowledge, approximately         % of our outstanding share capital as of such date were held by             shareholders of record in the United States.

Under French law, our bylaws set forth only our issued and outstanding share capital as of the date of the bylaws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon vesting or exercise of outstanding share warrants (bons de souscription d’actions) or stock options (options de souscription d’actions) or free shares (actions gratuites) or our outstanding convertible promissory note, as approved by our shareholders and granted by our board of directors.

Upon closing of this offering, based on the number of ordinary shares outstanding as of                      , 2020, our outstanding share capital will consist of                      ordinary shares (including ordinary shares in the form of ADSs), nominal value €0.10 per share (or                      ordinary shares if the underwriters exercise their option to purchase additional ADSs in this offering in full).

History of Securities Issuances

Since our January 1, 2018, the following events have changed the number and classes of our issued and outstanding shares:

•	From October 2017 to February 2018, we issued in private placements an aggregate of 447,060 ordinary shares at a subscription price of €16.11 per share.

•	In February and June 2018, we issued an aggregate of 74,050 ordinary shares pursuant to the Ionis License Agreement.

•	From July 2018 to June 2019, we issued and sold in private placements an aggregate of 1,079,330 ordinary shares at a subscription price of €18.53 per share.

•	In March 2020, we issued 241,203 ordinary shares pursuant to the Ionis License Agreement.

•	From March 2020 to November 2020, we issued in private placements an aggregate of 2,709,700 ordinary shares at a subscription price of €21.22 per share.

•

From January 2018 to December 2020, an aggregate of 58,953 free shares (AGA) were vested that had no exercise price. Pursuant to these free shares vesting, we issued an aggregate of 58,953 ordinary shares.

Key Provisions of Our Bylaws and French Law Affecting our Ordinary Shares

The description below reflects the terms of our bylaws, which will be effective upon the closing of this offering, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full text of our bylaws and French law.

Corporate Purpose (Article 3 of the bylaws)

Our corporate purpose in France and abroad includes (i) the study, research, development and marketing of drugs for human health, biotechnology services, (ii) the development, management and marketing of tools for biological, medical, therapeutic or diagnostic use, (iii) the taking, acquisition and exploitation in all forms or the transfer of all processes and patents and other intellectual or industrial property rights relating to said activities, and more generally, the exploitation of all rights relating to the foregoing, (iv) the creation, acquisition, renting, lease management of any business, leasing, installation, operation of any establishment and business relating to the activities mentioned above, and, more generally, all technical, commercial, financial, movable or immovable property or other transactions relating, directly or indirectly, to this purpose.

Directors (Articles 12, 13, 14, 15, 16 and 18 of the Bylaws)

Duties of the Board (Article 16 of the Bylaws). Except for powers given to our shareholders by law and within the limit of the corporate purpose, our board of directors is responsible for all matters relating to the successful operations of our company and, through its resolutions, governs matters involving the company.

Appointment and Term (Article 13 of the Bylaws). Our board of directors must be composed of at least three members, but may not exceed 10 members, subject to the dispensation established by law in the event of merger. Directors are appointed, renewed or dismissed by the ordinary general meeting. The term of a director is three years, subject to a lesser period which could be either one or two year(s) for the purpose of a staggered board, and directors may be re-elected at our annual ordinary share meetings; however, a director over the age of seventy-five may not be appointed if such appointment would result in the number of directors over the age of seventy-five constituting more than one-third of the board. An employee can only be appointed as a director if his or her employment contract corresponds to an actual job. The number of directors who are also our employees cannot exceed one-third of the board. Directors need not to be shareholders of our company and may be natural persons or legal entities except for the chairman of the board who must be a natural person. Legal entities appointed to the board must designate a permanent representative. If a director dies or resigns between annual meetings, the board may appoint a temporary director to fill the vacancy, subject to ratification at the next ordinary general meeting, or, if such vacancy results in a number of directors below three, the board must call an ordinary general meeting to fill the vacancy.

Organization (Articles 14 and 18 of the Bylaws). The board must elect a chairman from among the board members. The chairman must be a natural person, under the age of seventy-six, and may be removed by the board at any time. The board may also elect a director as vice president to preside in the chairman’s absence and may designate up to five non-voting board observers (censeurs).

Deliberations (Article 15 of the Bylaws). At least half of the number of directors in office must be present to constitute a quorum. Decisions are made by a majority of the directors present or represented and, subject to our bylaws, if there is a tie, the vote of the chairman will carry the decision. Meetings may be held as often as required; however, the chairman is required to call a meeting with a determined agenda upon the request of at least one-third of the directors if the board has not met for more than three months. French law and our charter and bylaws allow directors to attend meetings in person or, to the extent permitted by applicable law and with specified exceptions in our bylaws, by videoconference or other telecommunications arrangements.

Directors’ Voting Powers on Proposal, Arrangement or Contract in Which Any Director is Materially Interested. Under French law, any agreement entered into, directly or through an intermediary, between us and any director that is not entered into in the ordinary course of our business and upon standard market terms is subject to the prior authorization of the board of directors (it being specified that the interested director cannot vote on such decision). The same provision applies to agreements between us and another company, except where such company is one of our wholly owned subsidiaries, if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.

Directors’ Compensation (Article 14 of the Bylaws). The aggregate amount of fees of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board then allocates all or part (at the board’s discretion) of this aggregate amount among some or all of its members by a simple majority vote. In addition, the board may grant exceptional compensation to individual directors on a case-by-case basis for special and temporary assignments. The board may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest. Directors who are employees receive separate compensation for their services as officers or employees.

Board of Directors’ Borrowing Powers. There are currently no limits imposed by our bylaws on the amounts of loans or borrowings that the board of directors may approve.

Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 21, 23, 24, and 29 of the Bylaws)

Dividends. We may only distribute dividends out of our distributable profits, plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable Profits” consist of our statutory net profit in each fiscal year, calculated in accordance with accounting standards applicable in France, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law.

Legal Reserve. Pursuant to French law, we must allocate 5% of our statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital.

Approval of Dividends. Pursuant to French law, our board of directors may propose a dividend for approval by the shareholders at the annual ordinary general meeting.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders. The amount of our share capital plus the amount of our legal reserves which may not be distributed was equal to €200,434 at December 31, 2019.

Our board of directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim statement of financial position, established during such year and certified by an auditor, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Distribution of Dividends. Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Shareholders may be granted an option to receive dividends in cash or in shares, in accordance with legal conditions. The conditions for payment of dividends in cash shall be set at the shareholders’ meeting or, failing this, by the board of directors.

Timing of Payment. Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year, unless extended by court order. Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Voting Rights. Upon the closing of this offering, we will only have ordinary shares outstanding. Each share shall entitle its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our bylaws. Ownership of one share implies, ipso jure, adherence to our bylaws and the decisions of the shareholders’ meeting.

Each shareholder is entitled to one vote per share at any general shareholders’ meeting. No double voting rights is attached to our shares.

Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.

Rights to Share in Our Profit. Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.

Rights to Share in the Surplus in the Event of Liquidation. If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the par value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them, taking into account, where applicable, of the rights attached to shares of different classes.

Repurchase and Redemption of Shares. Under French law, the shareholders meeting can authorize the board of directors to decide the acquisition of our own shares for the following purposes only:

•

to decrease our share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; in this case, the shares repurchased must be cancelled within one month from their repurchase date;

•	to meet obligations arising from debt securities that are exchangeable into equity instruments;

•

to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase, failing which they must be cancelled;

•	with a view to using them within two years of their repurchase in payment or in exchange for assets acquired by us; or

•	to sell the relevant shares to any shareholder willing to purchase them as part of a process organized by us within five years of their repurchase date.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than (i) 10% of our issued share capital in case of repurchase of shares to be provided for distribution to our employees or managers or sale to our shareholders, and (ii) 5% in case of repurchase of shares to be used in payment of in exchange for assets acquired by the company. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the pre-emptive rights attached to them.

Sinking Fund Provisions. Our bylaws do not provide for any sinking fund provisions.

Liability to Further Capital Calls. Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.

Requirements for Holdings Exceeding certain percentages. None, except as described below under the section of this prospectus titled “Form, holding and transfer of shares (Articles 9 and 10 of the Bylaws) — ownership of ordinary shares and ADSs by non-French persons.”

Actions Necessary to Modify Shareholders’ Rights. Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our bylaws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.

Special Voting Rights of Warrant Holders. Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including share warrants (bons de souscription d’actions) and stock options (options de souscription d’actions), are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or stock options any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Section 21 of the Bylaws)

Access to, participation in and voting rights at shareholders’ meetings. Shareholders’ meetings are composed of all shareholders, regardless of the number of shares they hold. Each shareholder has the right to attend the meetings and participate in the discussions (1) personally; (2) by granting proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder or to any person for legal entities; (3) by sending a proxy to the company without indication of the mandate; (4) by voting by correspondence; or (5) at the option of the board of directors at the time the meeting is called, by videoconference or another means of telecommunication, including internet, in accordance with bylaws, as the case may be, and applicable laws that allow identification. The board of directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the meeting, assuring, in particular, the effectiveness of the means of identification.

Participation in shareholders’ general meetings, in any form whatsoever, is subject to registration or registration of shares two trading days prior to the date of the relevant general meeting under the conditions provided by applicable laws.

The final date for returning voting ballots by correspondence is set by the board of directors and disclosed in the notice of meeting published in the French Journal of Mandatory Statutory Notices, or BALO (Bulletin des Annonces Légales Obligatoires). This date cannot be earlier than three days prior to the meeting.

A shareholder who has voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.

A shareholder may be represented at meetings by his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder or to any person for legal entities by means of a proxy form which we send to such shareholder either at the shareholder’s request or at our initiative. A shareholder’s request for a proxy form must be received at the registered office at least five days before the date of the meeting. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, and the other extraordinary, held on the same day or within a period of 15 days.

A shareholder may vote by correspondence by means of a voting form, which we send to such shareholder either at the shareholder’s request or at our initiative, or which we include in an appendix to a proxy voting form under the conditions provided for by current laws and requirements. A shareholder’s request for a voting form must be received at the registered office at least six days before the date of the meeting. The voting form must be recorded by us three days prior to the shareholders’ meeting for the hard copies, in order to be taken into consideration, and on the day before the meeting at 3 p.m. Paris time at the latest, for electronic votes by email, and their proxy no later than on the date of the meeting if granted to a designated person or no later than on the day before the meeting at 3 p.m. Paris time for proxies without a designated attorney and therefore granted to the chairman of the meeting. The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

To better understand the voting rights of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares—Voting rights.”

Notice of Annual Shareholders’ Meetings. Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances. Meetings are held at our registered offices or at any other location indicated in the meeting announcement (avis de réunion). A meeting announcement is published in the BALO at least 35 days prior to a meeting. In addition to the particulars relative to the company, it indicates, notably, the meeting’s agenda and the draft resolutions that will be presented. The requests for recording of issues or draft resolutions on the agenda must be addressed to the company under the conditions provided for in the current legislation.

Subject to special legal provisions, the convening notice (avis de convocation) is sent out at least 15 days prior to the date of the meeting, by means of a notice inserted both in a legal announcement bulletin of the registered office department and in the BALO. Further, the holders of registered shares for at least a month at the time of the latest of the insertions of the convening notice shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address. The latter may at any time expressly request by registered letter to the company with acknowledgment of receipt that the aforementioned means of telecommunication should be replaced in the future by a mailing.

The convening notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail.

The convening notice may be addressed, where appropriate, with a proxy form and a voting by correspondence form, under the conditions specified in our bylaws, or with a voting by correspondence form alone, under the conditions specified in our bylaws. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings. The agenda of the shareholders’ meeting shall appear in the convening notice of the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. Pursuant to French law and our current share capital, one or more shareholders representing 5% of our share capital, acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda. Such request must be received at the latest on the 25th day preceding the date of the shareholders’ meeting, and in any event no later than the 20th day following the date of the shareholders’ meeting announcement.

Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a Deputy Chairman or by a director elected for this purpose. Failing that, the meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Ordinary Shareholders’ Meeting. Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our bylaws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required. Decisions are made by a majority of the votes held by the shareholders present, or represented by proxy, or voting by mail. Abstentions will not be taken into account in the votes cast.

Extraordinary shareholders’ meeting. Our bylaws may only be amended by approval at an extraordinary shareholders’ meeting. Our bylaws may not, however, be amended to increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote upon first notice, or one-fifth upon second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes held by the shareholders present, represented by proxy, or voting by mail. Abstentions will not be taken into account in the votes cast.

Temporary measures for Annual Shareholders Meetings and Board of Directors due to COVID-19 crisis

In 2020, the French government adopted several ordinance and decrees adapting the rules governing meetings and deliberations of assemblies and governing bodies of legal entities held until July 31, 2021 due to the COVID-19 pandemic (notably, Decree No. 2020-1310 of October 29, 2020, as amended and Decree No. 2021-255 of March 9, 2021). Under certain circumstances, the ordinance and decrees provide the possibility of convening board of directors remotely for all decisions, which previously required a physical meeting. In addition, the ordinance and decrees provide two options for holding general meetings of shareholders: behind closed doors or by means of a teleconference or audio-visual conference call.

By decision of the board of directors, the general meeting of shareholders may be held behind closed doors (huis-clos), ie., without the shareholders or their proxies (and any other person having the right to attend the meeting such as the statutory auditors and the employee representatives) being physically present. The possibility of holding a meeting behind closed doors requires that the meeting be convened in a place that, on the date of the meeting announcement, the convening notice or on the date of the meeting, is subject to an administrative measure restricting or prohibiting collective gatherings for health reasons, even if this measure is ultimately no longer in effect on the date of the meeting. As of the day of this filing, measures restricting gatherings are still in force (decree No.2020-1310 prohibits any meeting where barrier measures cannot be implemented and in all places and under all circumstances; in addition, the Préfet may prohibit or restrict, by regulatory or individual measures, any meeting involving more than six people simultaneously in places open to the public when local circumstances so require). In this case shareholders will be able to vote remotely and prior to the general meeting of shareholders by the usual means available to date, ie., vote by correspondence, blank proxy or Internet voting.

The above legislation provides that shareholders (and all the persons who may attend the general meeting of shareholders) may participate in the meeting by means of a teleconference or audio-visual conference call if this conference allows for the identification of the participants, transmits at least the voice of the participants and allows the continuous and simultaneous retransmission of the debates.

Provisions having the effect of delaying, deferring or preventing a change in control of our company

Provisions contained in our bylaws and French corporate law, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

•

under French law, a non-French resident must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our company’s share capital or voting rights or cross such 10% threshold; see “Limitations Affecting Shareholders of a French Company”;

•

under French law, certain investments in a French company relating to strategic sectors and activities likely to prejudice the interests of national defense, participating in the exercise of public authority or likely to prejudice public order and public security (such as research and development in biotechnologies intended to be carried out in a sensitive activity within the meaning of § I or II of Article R. 151-3 of the French Monetary and Financial code or activities relating to infrastructure, goods or services essential to guarantee the protection of public health) by individuals or entities not French, not resident in France or controlled by entities not French or not resident in France are subject to prior authorization of the Ministry of Economy pursuant to Articles L. 151-1 et seq. and R. 151-1 et seq. of the French Monetary and financial code (see “Limitations Affecting Shareholders of French Company”);

•

a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•

our board of directors can be convened by our chairman or our chief executive officer, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one third of the total number of directors;

•

our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice;

•

approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our bylaws can be amended in accordance with applicable laws;

•	transfers of shares shall comply with applicable insider trading rules and regulations; and

•

pursuant to French law, the sections of the bylaws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by at least a two-third majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds

None except as described under “Ownership of ordinary shares and ADSs by non-French persons”.

Changes in Share Capital (Article 21 of the Bylaws)

Increases in share capital. As the bylaws do not provide any specific stipulations, the share capital may be increased, decreased or amortized by any methods or means authorized by law. Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital. If shareholders delegate authority to the board of directors at an extraordinary general meeting to decide a capital increase (délégation de compétence), the delegation determines the period (26 months maximum) during which the board of directors may decide to carry out the capital increase and the overall threshold of the capital increase. If shareholders delegate power to the board of directors at an extraordinary general meeting to carry out a capital increase (délégation de pouvoir) already decided by the extraordinary general meeting, the board of directors is granted the power to determine the terms and conditions of the capital increase within the limits set forth by the extraordinary general meeting.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of previously issued debt instruments;

•	by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, by way of offset against debt incurred by us.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital. Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Preferential Subscription Right. According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis, subject to their full payment. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.

The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights.

Our current shareholders have waived their preferential subscription rights with respect to this offering.

In the future, to the extent permitted under French law, we may seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares.

Form, Holding and Transfer of Shares (Articles 9 and 10 of the Bylaws)

Form of shares. The shares are held in registered form, until their full payment. When they are fully paid up, they may be in registered form or bearer, at the option of the shareholders.

Further, in accordance with applicable laws, we may request at any time from the central depository responsible for holding our shares, information regarding the owners of our ordinary shares in accordance with Article L. 228-2 of the French Commercial Code. Thus, we are, in particular and at any time, entitled to request the name and the year of birth, or in the case of a legal entity, the corporate name, and the year of incorporation, citizenship and address of holders of securities owned by each of them and, as the case may be, the restrictions that may impact the securities.

Holding of shares. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Shares issued are registered in individual accounts opened and maintained by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions. Each shareholder’s account shows the name of the relevant shareholder and number of shares held.

Ownership of ordinary shares and ADSs by non-French persons. Neither French law nor our bylaws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity. See “Limitations Affecting Shareholders of a French Company.”

Assignment and transfer of shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions.

Registration Rights Agreement

We intend to enter into a registration rights agreement under which certain holders of our ordinary shares who hold their shares in the form of ADSs will initially be entitled to certain rights with respect to registration of such ADSs under the Securities Act. These ADSs are referred to as registrable securities. The holders of these registrable securities possess demand registration rights pursuant to the terms of a registration rights agreement which intend to enter into in connection with this offering. The registration of ADSs pursuant to the exercise of the demand registration rights would enable the holders to trade these ADSs without restriction under the Securities Act when the applicable registration statement is declared effective. At any time beginning          days after the closing of this offering the holders of at least     % of the registrable securities may request that we register all or a portion of their ADSs.

As of the closing of this offering, there would have been an aggregate of                      registrable securities that were entitled to these demand registration rights. We will pay the registration expenses, other than underwriting commissions, of the ADSs registered pursuant to the demand registration rights.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand rights described below will expire no later than                      years after the closing of this offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144, or another exemption, of the Securities Act during any three-month period.

Securities Exercisable for Ordinary Shares

Equity Incentives

See the section of this prospectus titled “Management—Equity Incentives” for a description of securities granted by our board of directors to our founders, directors, executive officers, employees and other service providers.

Differences in Corporate Law

We are a société anonyme, or S.A., incorporated under the laws of France. The laws applicable to French sociétés anonymes differ from laws applicable to U.S. corporations and their shareholders. The following discussion summarizes material differences between the provisions of the rights of holders of our ordinary shares and the rights of holders of the common shares of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of France and Delaware. For a more complete discussion, please refer to the Delaware General Corporation Law, French law (including the French Commercial Code) and our bylaws.

	France	Delaware
Number of Directors	Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the bylaws.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its bylaws. In addition, under French law, members of a board of directors of a corporation may be legal entities, and such legal entities may designate an individual to represent them and to act on their behalf at meetings of the board of directors.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.

Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by newly created directorships, may be filled by a majority of the remaining directors (even though less than a quorum).

Annual General Meeting	Under French law, the annual general meeting of shareholders shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	France	Delaware

General or Special Meetings	Under French law, general meetings of the shareholders may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Under French law, a meeting announcement is published in the Bulletin des Annonces Légales Obligatoires (BALO) at least 35 days prior to a meeting. Subject to limited exceptions provided by French law an additional convening notice is sent out at least 15 days prior to the date of the meeting, by means of a notice inserted both in a legal announcement bulletin of the registered office department and in the BALO. Further, shareholders holding registered shares for at least a month at the time of the notices shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice to registered shareholders may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his email address. When the shareholders’ meeting cannot deliberate due to lack of required quorum, the second meeting must be called at least 10 calendar days in advance in the same manner as used for the first notice.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	France	Delaware

The convening notice shall specify the name of the company, its acronym, legal form, share capital, registered office address, registration number with the French Trade and Companies Register (Registre du commerce et des sociétés), the place, date, hour and agenda of the meeting and its nature (ordinary or extraordinary meeting). This notice must also indicate the conditions under which the shareholders may vote by correspondence and the places and conditions in which they can obtain voting forms by mail and, as the case may be, the e-mail address to which they may send written questions.

Proxy	Each shareholder has the right to attend the meetings and participate in the discussions (1) personally, or (2) by granting proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or to another shareholder or to any individual or legal entity of his/her choosing; or (3) by sending a proxy to the company without indication of the mandate, or (4) by voting by correspondence, or (5) by videoconference or another means of telecommunication in accordance with bylaws, as the case may be, and applicable laws that allow identification. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary, and the other extraordinary, held on the same day or within a period of 15 days.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Shareholder action by written consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.	Under Delaware law, a corporation’s certificate of incorporation (1) may permit stockholders to act by written consent if such action is signed by all stockholders, (2) may permit

	France	Delaware
stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent.

Preemptive Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by the shareholders present at the extraordinary general meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential rights.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock or to any security convertible into such stock.

Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law.

“Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years.

“Distributable premium” refers to the contribution paid by the shareholders in addition to the nominal value of their shares for their subscription that the shareholders decide to make available for distribution.

Under Delaware law, dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

	France	Delaware

Except in case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the bylaws.

Repurchase of Shares

Under French law, we may acquire our own shares for the following purposes only:

•  to decrease our share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; in this case, the shares repurchased must be cancelled within one month from their repurchase date;

•  to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase or they must be cancelled;

•  with a view to using them within two years of their repurchase in payment or in exchange for assets acquired by us; or

•  to sell the relevant shares to any shareholder willing to purchase them as part of a process organized by us within five years of their repurchase date.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than (i) 10% of our issued share capital in case of repurchase of shares to be provided for distribution to our

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

	France	Delaware
employees or managers or sale to our shareholders, and (ii) 5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by the company. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.

Liability of Directors	Under French law, the bylaws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Voting Rights	French law provides that, unless otherwise provided in the by-laws of a private corporation (which our company will be for French law purposes for so long as it is listed in the United States only), each shareholder is entitled to one vote for each share of capital stock held by such shareholder.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	France	Delaware

Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution, sale, lease or exchange of all or substantially all of a corporation’s assets requires:

•  the approval of the board of directors; and

•  approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Dissenters’ Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote as stated above.

Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•  shares of stock of the surviving corporation;

	France	Delaware

•  shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

•  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•  any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors	French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis and they cannot make any decision against a corporation’s corporate interest (intérêt social).	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder through the duration of the legal action.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff

	France	Delaware

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Amendment of Certificate of Incorporation

Unlike companies incorporated under Delaware law, the organizational documents of which comprise both a certificate of incorporation and bylaws, companies incorporated under French law only have bylaws as organizational documents.

As indicated in the paragraph below, only the extraordinary shareholders’ meeting is authorized to adopt or amend the bylaws under French law.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•  its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and

•  the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of Bylaws	Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the bylaws.	Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Listing

We have applied to list our ADSs on the Nasdaq Global Market under the symbol “DYCU.”

Transfer Agent and Registrar

Upon the closing of this offering, the depositary for the ADSs will be Citibank, N.A. Our ordinary share register is maintained by BNP Paribas Securities Services. The share register reflects only record owners of our ordinary shares. Holders of our ADSs will not be treated as one of our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our bylaws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Further, any investment:

(i)	by (a) any non-French citizen, (b) any French citizen not residing in France, (c) any non-French entity or (d) any French entity controlled by one of the aforementioned individuals or entities;

(ii)

that will result in the relevant investor (a) acquiring control of an entity having its registered office in France, (b) acquiring all or part of a business line of an entity having its registered office in France, or (c) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity having its registered office in France; and

(iii)	developing activities in certain strategic industries related to:

(a)

activities likely to prejudice national defense interests, participating in the exercise of official authority or likely to prejudice public order and public security (including activities related to weapons, dual-use goods and technologies, IT systems, cryptology, data capturing devices, gambling, toxic agents or data storage),

(b)	activities relating to essential infrastructure, goods or services (including energy, water, transportation, space, telecom, public health, farm products or media), or

(c)

research and development activities related to critical technologies (including cybersecurity, artificial intelligence, robotics, additive manufacturing, semiconductors, quantum technologies, energy storage or biotechnology) or dual-use goods and technologies, is subject to the prior authorization of the French Minister in charge of the Economy, which authorization, if granted, may be subject to certain undertakings.

If an investment requiring the prior authorization of the French Minister of Economy is completed without such authorization having been granted, the French Minister of Economy might direct the relevant investor to nonetheless (i) submit a request for authorization, (ii) have the previous situation restored at its own expense or (iii) amend the investment. The relevant investor might also be found criminally liable and might be sanctioned with a fine which cannot exceed the greater of: (i) twice the amount of the relevant investment, (ii) 10% of the annual turnover before tax of the target company and (iii) €5 million (for an entity) or €1 million (for an individual).

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

Our existing shareholders have waived their preferential subscription rights with respect to this offering. In the future our shareholders will have the preferential subscription rights described under the section of this prospectus titled “Description of Share Capital—Key Provisions of our Bylaws and French Law Affecting our Ordinary Shares—Changes in Share Capital (Article                  of the bylaws)—Preferential subscription right.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the United States, which may be in the form of shares or ADSs, may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the United States will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the United States of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our ordinary shares in the form of ADSs, the depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case ADS holders will receive no value for them. The section of this prospectus titled “Description of American Depositary Shares—Dividends and Other Distributions” explains in detail the depositary’s responsibility in connection with a rights offering. See also “Risk Factors—The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in the U.S. offering.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A., or the Depositary, has agreed to act as the depositary for the American Depositary Shares, or the ADSs. The Depositary’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Europe plc located at 1 North Wall Quay, Dublin 1 Ireland.

We have appointed the Depositary as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to registration number 333-                when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,                      ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of France, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Other Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of France.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in France would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

After the closing of this offering, the ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offer, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and French legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•

the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and French considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:

•

temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and/or

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital— Key Provisions of Our Bylaws and French Law Affecting our Ordinary Shares” in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

If the depositary receives voting instructions from a holder of ADSs that fail to specify the manner in which the depositary is to vote, the depositary will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed the depositary to vote in favor of all resolutions endorsed by the members of our supervisory board. With respect to securities represented by ADSs for which no timely voting instructions are received by the depositary from the holder, the depositary will (unless otherwise specified in the notice distributed to holders) deem such holder to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the securities. However, no such discretionary proxy will be given by the depositary with respect to any matter to be voted upon as to which we inform the depositary that we do not wish such proxy to be given, substantial opposition exists, or the rights of holders of securities may be materially adversely affected.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated herein). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares or upon a change in the ADS(s)-to-ordinary shares ratio), excluding ADS issuances as a result of distributions of ordinary shares

Up to $0.05 per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio)	Up to $0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $0.05 per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $$0.05 per ADS held
ADS Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary
Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to US$0.05 per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa)

Up to $0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with the termination of the deposit agreement, the depositary may, independently and without the need for any action by us, make available to holders a means to withdraw the ordinary shares and other deposited securities represented by their ADSs and to direct the deposit of such ordinary shares and other deposited securities into an unsponsored American depositary shares program established by the depositary, upon such terms and conditions as the depositary may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the unsponsored American depositary shares program under the Securities Act, and to receipt by the depositary of payment of the applicable fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Transmission of Notices, Reports and Proxy Soliciting Material

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. Subject to the terms of the deposit agreement, the depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Bylaws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Bylaws or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank, N.A. (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank, N.A. to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) is governed by the laws of France.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York and actions by ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying ordinary shares. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

ORDINARY SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ADSs. Upon the closing of this offering, we will have                ADSs outstanding, representing                of our ordinary shares. Some of our ADSs and ordinary shares are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of our ADSs in the public market after such restrictions lapse, which could adversely affect prevailing market prices of our ADSs.

Based on the number of ordinary shares outstanding on                      , 2020, upon the closing of this offering, we will have             ADSs outstanding, representing                ordinary shares, and             ordinary shares outstanding (including ordinary shares in the form of ADSs), or, if the underwriters exercise in full their option to purchase an additional                ADSs in this offering, representing                ordinary shares,                 ordinary shares (including ordinary shares in the form of ADSs). The ADSs sold in this offering will be freely transferable without restriction, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. We expect ordinary shares outstanding after this offering will be subject to the contractual 180-day lock-up period described below.

Following this offering,                ordinary shares may be eligible to be exchanged for ADSs. In addition, ordinary shares that we may issue following this offering may be eligible to be exchanged for ADSs.

Rule 144

In general, a person who has beneficially owned our ordinary shares for at least six months would be entitled to sell such ordinary shares, including in the form of ADSs, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

◾

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately                 ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs; or

◾	the average weekly trading volume of our ordinary shares in the form of ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, board members, executive officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration Rights

We intend to enter into a registration rights agreement in which we will agree under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

All of our board members and executive officers and substantially all of our securityholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, hedge, lend, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any hedging, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares or such other securities for a period of 180 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC. See “Underwriting.”

MATERIAL TAX CONSIDERATIONS

United States Federal Income Taxation Considerations

The following discussion describes material United States federal income tax consequences to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss certain United States federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as alternative minimum tax or Medicare contribution tax on net investment income.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	United States expatriates;

•	traders that elect to use the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our stock, by total combined voting power or by value;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs or ordinary shares being taken into account in an applicable financial statement;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding ADSs or ordinary shares is urged to consult its tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Based on such assumptions, if you hold ADSs, you should generally be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

The United States Treasury has expressed concerns that intermediaries in the chain or ownership between the holder of an ADS and the issuer of the underlying ordinary may be taking actions that are inconsistent with the beneficial ownership of the underlying ordinary shares. Accordingly, the creditability of foreign tax credits by U.S. Holders of ADSs or the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions taken by intermediaries in the chain or ownership between the holder of an ADS and the Company.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (without reduction for any amounts withheld) generally will be includible in your gross income as foreign source dividend income on the date of receipt by the depository, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower rate applicable to “qualified dividend income”, provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-France income tax treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Ordinary shares or ADSs are generally considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. In this regard, our ADSs are expected to be so listed but our ordinary shares will not be listed on Nasdaq. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any non-U.S. withholding tax paid (or deemed paid) by a U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income.” The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of a Disposition of ADSs or Ordinary shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of ADSs or ordinary shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the ADS or ordinary share and such U.S. Holder’s tax basis in such ADSs and ordinary shares. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs and ordinary shares at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any French tax imposed upon capital gains in respect of ADSs or ordinary shares may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. U.S. Holders should consult their tax advisors regarding their ability to credit any French tax against their United States federal income tax liability.

Passive Foreign Investment Company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, applying certain look-through rules either:

•	at least 75.0% of its gross income for such taxable year is passive income (the income test); or

•

at least 50.0% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25.0% (by value) of the stock.

Based on the expected market price of our ordinary shares and ADSs following the registration and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. For example, while we believe that governmental grants and similar payments we receive should be treated as gross income for purposes of the income test (described above), there is no guarantee that such treatment would be respected. Moreover, the value of our assets for purposes of the PFIC determination is generally determined by reference to the market price of our ordinary shares and ADSs, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year, or will not be classified as a PFIC in the future.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ordinary shares or ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares or ADSs. If such election is timely made, you will be deemed to have sold the ADSs and ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the ordinary shares and ADSs for purposes of the PFIC rules. After the deemed sale election, your ordinary shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale discussed in the preceding paragraph and a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125.0% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and ordinary shares you own bears to the value of all of the ADSs and ordinary shares, and you may be subject to the adverse tax consequences described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “ — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. Nasdaq is a qualified exchange. Our ADSs will be listed on Nasdaq and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election might be available to you if we become a PFIC. Because a mark-to-market election may not be made for equity interests in any lower-tier PFICs we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

A U.S. Holder of a PFIC is generally required to file an annual report with the U.S. Internal Revenue Service. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or ordinary shares.

Material French Income Tax Considerations for U.S. Holders

The following describes the material French income tax considerations for U.S. Holders (as defined in the above section “United States Federal Income Taxation Considerations”) of purchasing, owning and disposing of the ADSs.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of the ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

French tax rules applicable to French assets that are held by or in foreign trusts provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax, for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of securities.

The description of the French income tax and wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, or the Treaty, which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus. If a partnership (or any other entity treated as partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Tax on Sale or Other Disposals

As a matter of principle, under French tax law, a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. Holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux”, at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S Holder resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the French Code général des impôts (French Tax Code, or FTC) other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds).

Under application of the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefit will not be subject to French tax on any such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. U.S. Holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisors regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. Holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefit (and in both cases is not resident, established or incorporated in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A) and has held more than 25% of our dividend rights, known as “droits aux benefices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France at the rate of 12.8% if such U.S. Holder is an individual, or 26.5% (25% as from January 1, 2022) for corporate bodies or other legal entities. Special rules apply to U.S. Holders who are residents of more than one country.

Tax on Financial Transactions and Registration Duties

Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the French Financial Market Authority, or AMF, are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds one billion euros as of December 1 of the year preceding the taxation year (a list of French relevant companies whose market capitalization exceeds one billion euros as of December 1 of the year preceding the taxation year is published annually by the French Tax Authorities). Nasdaq is not currently acknowledged by the French AMF but this may change in the future.

As a consequence, the ADSs are not currently within the scope of the French tax on financial transactions.

Purchases of our ADSs may be subject to such tax in the future provided that our market capitalization exceeds one billion euros on December 1 of the year preceding the taxation year and that Nasdaq is acknowledged by the French AMF.

In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a listed French company are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (acte) executed either in France or outside France. Although there is no case law or official guidelines published by the French tax authorities on this point, transfers of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% for individuals or 26.5% (25% as from January 1, 2022) for corporate bodies or other legal entities. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A, may be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 26.5% (25% as from January 1, 2022) or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a resident as defined pursuant to the provisions of the Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisors regarding their eligibility for Treaty benefits in light of their own particular circumstances. Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that:

•

such U.S. Holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with the French guidelines (BOI-INT-DG-20-20-20-20 dated 12 September 2012); or

•

the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. Holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. Holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. Holder other than individuals subject to the French withholding tax at the rate of 12.8% will be subject to French withholding tax at the rate of 26.5% (25% as from January 1, 2022), or 75% for any U.S. Holder if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC, other than those States or territories mentioned in 2° of 2 bis of the same Article 238-0 A), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the depositary with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. Holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. Holders of ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to obtain immediately a reduced withholding tax rate.

The withholding tax refund, if any, ordinarily occurs within 12 months from filing the applicable French Treasury Form, but not before January 15 of the year following the calendar year in which the related dividend was paid.

Since the withholding tax rate applicable under French domestic law to U.S. Holders who are individuals does not exceed the cap provided in the Treaty (i.e. 15%), the 12.8% rate shall apply to dividends paid to those U.S. Holders, without any reduction provided under the Treaty.

Estate and Gift Tax

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 (as amended by the protocol of December 8, 2004), unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Real Estate Wealth Tax

As from January 1, 2018, the French wealth tax (impôt de solidarité sur la fortune) was repealed and replaced by the French real estate wealth tax (impôt sur la fortune immobilière) which applies only to individuals owning French real estate assets or rights, directly or indirectly through one or more legal entities and whose net taxable assets amount at least to €1.3 million.

French real estate wealth tax may only apply to U.S. Holders to the extent the company holds real estate assets that are not allocated to its operational activity, for the fraction of the value of the financial rights in the company representing such real estate assets. In any case, pursuant to Article 965, 2° of the FTC, shares of an operating entity holding French real estate assets in which the taxpayer holds, directly and indirectly, less than 10% of the share capital or voting rights are exempt from real estate wealth tax. In addition, under the Treaty, the French real estate wealth tax does not generally apply to securities held by an eligible U.S. Holder who is a U.S. resident for Treaty purposes provided that such U.S. Holder does not own directly or indirectly more than 25% of the issuer’s financial rights.

UNDERWRITING

We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities LLC
BofA Securities, Inc.
Wells Fargo Securities, LLC
Needham & Company, LLC

Total

The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus . After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters.

We have agreed to issue, at the option of the underwriters, up to                  additional ADSs to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If the underwriters exercise this option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is $                 per ADS. The following table shows the per ADS and total underwriting commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Without exercise of option to purchase additional ADSs	With full exercise of option to purchase additional ADSs
Per ADS	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting commissions, will be approximately $                . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for any of our ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap, hedging, or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares, ADSs or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares, ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus, other than the ADSs to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of ordinary shares, ADSs or securities convertible into or exercisable for ordinary shares or ADSs pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; or (ii) grants of share options, share awards, restricted shares, RSUs, or other equity awards and the issuance of ordinary shares, ADSs or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (whether upon the exercise of share options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters.

Our directors and executive officers, and substantially all of our securityholders, or, collectively, the lock-up parties, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (including, without limitation, ordinary shares, ADSs, restricted shares, free shares, share options, warrants (bons de souscription d’actions) or founders’ share warrants (bons de souscription de parts de créateur d’entreprise) or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) (collectively with the ordinary shares and ADSs, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares, ADSs or any other lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged and agreed that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) to any immediate family member of the lock-up party or any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or (B) as part of a distribution to members, partners, shareholders or other equityholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions (other than issuer-directed securities purchased in this offering by our officer or directors) after the closing date of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted share units, free shares, options, warrants (bons de souscription d’actions) or founders’ share warrants (bons de souscription de parts de créateur d’entreprise) outstanding or other rights to purchase our ordinary shares or ADSs (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs, free shares, warrants (bons de souscription d’actions) or founders’ share warrants (bons de souscription de parts de créateur d’entreprise) or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred shares, warrants to acquire preferred shares, or convertible securities into our ordinary shares or ADSs or warrants to acquire our ordinary shares or ADSs, provided that any ordinary shares, ADSs or warrants received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our ADSs on the Nasdaq Global Market under the symbol “DYCU”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting fees received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the ADSs may be offered to the public in that Relevant State at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the ADSs shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in France

The ADSs have not been and will not be offered or sold to the public in the Republic of France, and no offering of this prospectus or any marketing materials relating to the ADSs may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France (except for public offerings defined in Article L.411-2 1° of the French Code monétaire et financier).

The ordinary shares in the form of ADSs may only be offered or sold in France pursuant to article L. 411-2 1° of the French Code monétaire et financier to qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of the Prospectus Regulation acting for their own account, and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4, D.744-1 and D. 754-1 and D. 764-1 of the French Code monétaire et financier.

Prospective investors are informed that:

•

neither this prospectus nor any other offering materials relating to the ordinary shares in the form of ADSs described in this prospectus has been submitted for clearance to the French financial markets authority (Autorité des marchés financiers);

•

neither this prospectus, nor any offering material relating to the ordinary shares in the form of ADSs has been or will be released, issued, distributed or caused to be released, issued or distributed to the public in France or used in connection with any offer for subscription or sale of the ordinary shares in the form of ADSs to the public in France within the meaning of article L. 411-1 of the French Code monétaire et financier (other than public offerings defined in Article L.411-2 1° of the French Code monétaire et financier);

•

individuals or entities referred to in article L. 411-2 1° of the French Code monétaire et financier may participate in the offering, as provided under articles D.411-4, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and

•

the direct and indirect distribution or sale to the public of the ordinary shares in the form of ADSs acquired by them may only be made in compliance with articles L. 411-1, L. 411-2 1°, L. 412-1 and L. 621-8 to L. 621-8-2 of the French Code monétaire et financier.

Notice to Prospective Investors in the United Kingdom

No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority, except that the ADSs may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus

Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

•

a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the ADSs, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the ADSs are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, or DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in the British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004, or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the ADSs in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South

African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorised financial service providers under South African law;

(v) financial institutions recognised as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002

Notice to Prospective Investors in Israel

In the State of Israel, this document shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions, the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our ADSs to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued ADSs; (iv) that the shares of ADSs that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting commissions, will be as follows:

Expenses	Amount
Securities and Exchange Commission registration fee	*
FINRA filing fee	*
Nasdaq listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous costs	*

Total	*

*	To be filed by amendment

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Latham & Watkins LLP, New York, New York, is representing us in connection with this offering. The validity of our ordinary shares represented by the ADSs and certain other matters of French law will be passed upon for us by McDermott Will & Emery AARPI. Legal counsel to the underwriters in connection with the offering are Cooley LLP, New York, New York, with respect to U.S. federal law, and Gide Loyrette Nouel A.A.R.P.I., with respect to French law.

EXPERTS

The consolidated financial statements of Dynacure S.A. as of December 31, 2019 and 2020, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation organized under the laws of France. Many of our directors and officers are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. As a result, it may be difficult for investors:

•	to obtain jurisdiction over us or our non-U.S. resident officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•	to enforce in U.S. courts judgments obtained in such actions against us or our non-U.S. resident officers and directors;

•	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our non-U.S. resident officers or directors; and

•	to enforce against us or our directors in non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments. A French court is therefore likely to grant the enforcement of a judgment from a U.S. Court without a review of the merits of the underlying claim, only if (1) the judgement is enforceable in U.S.; (2) the judgement was rendered by a court having jurisdiction over the dispute (the condition will be met if the dispute is clearly connected to the jurisdiction of the U.S. Court, and French court do not have exclusive jurisdiction over the matter), (3) that judgment does not contravene international public order and public policy of France both pertaining to the merits and the procedure, including due process and (4) the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages, such as but not limited to, the recovery of punitive and exemplary damages.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our board of directors, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our board members, executive officers, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of our general meetings of shareholders and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Dynacure S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Dynacure S.A. and its subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, changes in Series A, Series B, and Series C ordinary shares and shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2020.

Philadelphia, Pennsylvania

March 12, 2021

Dynacure S.A.

Consolidated Balance Sheets

(in Euros and in thousands except share and per share amounts)

	December 31,		Pro forma December 31,
	2019	2020	2020
			(unaudited)
Assets
Current assets:
Cash	€7,344	€54,012	€54,012
Tax incentive receivables	3,195	3,512	3,512
Prepaid expenses and other current assets	882	978	978

Total current assets	11,421	58,502	58,502
Property and equipment, net	381	492	492
Other assets	37	1,510	1,510

Total assets	€11,839	€60,504	€60,504

Liabilities, Series A, Series B and Series C ordinary shares and shareholders’ equity (deficit)
Current liabilities:
Loans payable	€—	€35	€35
Accounts payable	774	1,589	1,589
Accrued expenses and other current liabilities	1,189	2,687	2,687

Total current liabilities	1,963	4,311	4,311
Convertible promissory note with related party	3,874	4,068	4,068
Loans payable	850	2,315	2,315
Other liabilities	204	15	15

Total liabilities	6,891	10,709	10,709

Commitments (Note 6)

Series A ordinary shares €0.10 nominal value, 800,803 shares authorized, 521,110 shares issued and outstanding at December 31, 2019 and 2020 (€8,395 liquidation value at December 31, 2020)	8,271	8,271	—
Series B ordinary shares €0.10 nominal value, 1,320,533 shares authorized, 1,079,330 and 1,320,533 shares issued and outstanding at December 31, 2019 and 2020, respectively (€24,469 liquidation value at December 31, 2020)	19,869	24,382	—
Series C ordinary shares €0.10 nominal value, 2,709,700 shares authorized, 2,709,700 shares issued and outstanding at December 31, 2020 (€57,500 liquidation value at December 31, 2020)	—	56,876	—

	28,140	89,529	—

Shareholders’ equity (deficit):
Ordinary shares, €0.10 nominal value; 1,162,645 shares authorized, 405,286, 431,503, and 4,982,846 shares issued and outstanding at December 31, 2019, December 31, 2020 and December 31, 2020 pro forma, respectively	41	43	498
Additional paid-in capital	4,121	6,313	95,387
Accumulated deficit	(27,354)	(46,089)	(46,089)
Accumulated other comprehensive loss	—	(1)	(1)

Total shareholders’ equity (deficit)	(23,192)	(39,734)	49,795

Total liabilities, Series A, Series B and Series C ordinary shares and shareholders’ equity (deficit)	€11,839	€60,504	€60,504

See accompanying notes to consolidated financial statements

Dynacure S.A.

Consolidated Statements of Operations

(in Euros and in thousands except share and per share amounts)

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	€8,330	€12,727
General and administrative	2,753	5,753

Loss from operations	(11,083)	(18,480)
Interest expense	(205)	(214)
Foreign currency losses	(33)	(17)

Loss before income tax expense	(11,321)	(18,711)
Income tax expense	(2)	(24)

Net loss	€(11,323)	€(18,735)

Per share information:
Net loss per ordinary share, basic and diluted	€(6.50)	€(5.32)

Weighted average ordinary shares outstanding, basic and diluted	1,741,629	3,523,399

See accompanying notes to consolidated financial statements

Dynacure S.A.

Consolidated Statements of Comprehensive Loss

(in Euros and in thousands)

	Year Ended December 31,
	2019	2020
Net loss	€(11,323)	€(18,735)
Foreign currency translation adjustments	—	(1)

Comprehensive loss	€(11,323)	€(18,736)

See accompanying notes to consolidated financial statements

Dynacure S.A.

Consolidated Statements of Changes in Series A, Series B and Series C Ordinary Shares and Shareholders’ Deficit

(in Euros and in thousands except share amounts)

							Shareholders’ deficit
	Series A Ordinary shares		Series B Ordinary shares		Series C Ordinary shares		Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance at January 1, 2019	521,110	€8,271	539,665	€9,878	—	€—	385,034	€39	€3,593	€(16,031)	€—	€(12,399)
Sale of Series B ordinary shares, net of issuance costs of €9	—	—	539,665	9,991	—	—	—	—	—	—	—	—
Proceeds from issuance of BSAs	—	—	—	—	—	—	—	—	49	—	—	49
Vesting of free shares	—	—	—	—	—	—	20,252	2	(2)	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	481	—	—	481
Net loss	—	—	—	—	—	—	—	—	—	(11,323)		(11,323)

Balance at December 31, 2019	521,110	8,271	1,079,330	19,869	—	—	405,286	41	4,121	(27,354)	—	(23,192)
Series B ordinary shares issued in connection with collaboration arrangement	—	—	241,203	4,513	—	—	—	—	—	—	—	—
Sale of Series C ordinary shares, net of issuance costs of €624	—	—	—	—	2,709,700	56,876	—	—	—	—	—	—
Proceeds from issuance of BSAs	—	—	—	—	—	—	—	—	746	—	—	746
Share-based compensation expense	—	—	—	—	—	—	—	—	1,448	—	—	1,448
Vesting of free shares	—	—	—	—	—	—	26,217	2	(2)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	—	—	—	—	(18,735)	—	(18,735)

Balance at December 31, 2020	521,110	€8,271	1,320,533	€24,382	2,709,700	€56,876	431,503	€43	€6,313	€(46,089)	€(1)	€(39,734)

See accompanying notes to consolidated financial statements

Dynacure S.A.

Consolidated Statements of Cash Flows

(in Euros and in thousands)

	Year Ended December 31,
	2019	2020
Operating activities:
Net loss	€(11,323)	€(18,735)
Adjustments to reconcile net loss to net cash used in operating activities:
Series B ordinary shares issued in connection with collaboration arrangement	—	4,513
Depreciation	52	92
Share-based compensation	481	1,448
Non-cash interest expense	181	194
Deferred rent	16	18
Changes in operating assets and liabilities:
Tax incentive receivables	(2,061)	(317)
Prepaid expenses and other assets	542	24
Other assets	(12)	(14)
Accounts payable	(621)	583
Accrued expenses and other liabilities	637	681

Net cash used in operating activities	(12,108)	(11,513)

Investing activities:
Purchases of property and equipment	(309)	(200)

Net cash used in investing activities	(309)	(200)

Financing activities:
Proceeds from loan payable	—	1,425
Proceeds from the issuance of BSAs	49	648
Proceeds from the sale of Series B ordinary shares, net of issuance costs	9,991	—
Proceeds from the sale of Series C ordinary shares, net of issuance costs	—	56,897
Cash paid for financing costs related to initial public offering	—	(583)

Net cash provided by financing activities	10,040	58,387
Effects of exchange rate changes on cash	—	(6)

Net increase (decrease) in cash	(2,377)	46,668
Cash at beginning of year	9,721	7,344

Cash at end of year	€7,344	€54,012

Supplemental cash flow information:
Cash paid for interest	€20	€20

Supplemental disclosure of non-cash investing and financing activities:
Deferred offering costs within accounts payable and accrued expenses	€—	€801

Series C ordinary share issuance costs within accounts payable	€—	€21

Borrowings held by Bpifrance in connection with loans payable	€—	€75

Shareholder receivable related to BSA issuance	€—	€98

See accompanying notes to consolidated financial statements

Dynacure S.A.

Notes to Consolidated Financial Statements

1. Organization and description of business

Dynacure S.A. (the Company) (formerly Dynacure SAS) is a Société anonyme, or public limited company, that is governed by French law and was formed in October 2016. The Company converted from its corporate form of a Société par actions simplifiée, or simplified joint stock company, in November 2020. The Company is a clinical-stage company focused on developing and commercializing novel therapies to transform the lives of patients with rare diseases who have limited or no treatment options. The Company is initially focused on developing treatments for neuromuscular diseases, beginning with myotubular and centronuclear myopathies (CNM), a group of devastating rare genetic disorders with shortened life expectancy and significant morbidity. The Company’s lead product candidate, DYN101, is an antisense oligoneucleotide designed to be a disease-modifying medicine for treatment of the majority of CNM patients across multiple mutations in both adult and pediatric populations. The Company is conducting a Phase 1/2 clinical trial in Europe of DYN101, which is called UNITE-CNM. DYN101 has been granted orphan drug designation by the U.S. Food and Drug Administration (FDA) and European Medicines Agency and rare pediatric disease designation by the FDA.

Liquidity

The Company has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit of €46.1 million as of December 31, 2020. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. Management believes that the Company’s cash as of December 31, 2020 is sufficient to fund the projected operations of the Company into the third quarter of 2023. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates.

COVID-19 Pandemic

In December 2019, the coronavirus disease, COVID-19, was identified in Wuhan, China. Since then, COVID-19 has spread globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic and travel bans and government stay at home orders have caused widespread disruption in business operations and economic activity. The Company continues to monitor how the COVID-19 pandemic is affecting its employees, business, development programs and ongoing clinical trial for DYN101. In response to the spread of COVID-19, the Company closed its executive offices for a period of time in compliance with the requirements of the French government, with the Company’s administrative employees continuing their work outside of the Company’s offices, and limited the number of staff in any given research and development laboratory, among other precautionary measures taken. The Company has not furloughed any staff and has not elected to participate in any of the other COVID-19 related government assistance schemes that have been implemented globally.

To date, disruptions caused by the COVID-19 pandemic have included delays of the UNITE-CNM Phase 1/2 trial for DYN101 due to difficulties enrolling and retaining patients and initiating new trial sites, as well as delays in research-stage development programs due to limited operations at the Company’s laboratory facilities. The COVID-19 pandemic has also impacted and may continue to impact personnel at third-party manufacturing facilities or the availability or cost of materials, which would disrupt the Company’s supply chain, and it may affect its ability to timely complete the ongoing UNITE-CNM Phase 1/2 trial and delay the initiation of any future preclinical studies or clinical trials, disrupt regulatory activities or have other adverse effects on the Company’s business and operations. For example, the Company has experienced delays in receiving supplies of raw materials for future clinical development due to the impact of COVID-19 on suppliers’ ability to timely manufacture these materials.

As a result, the Company expects that the COVID-19 pandemic will continue to impact the Company’s business, results of operations, clinical and research-stage development timelines and financial condition. At this

Dynacure S.A.

Notes to Consolidated Financial Statements

time, there is significant uncertainty relating to the trajectory of the COVID-19 pandemic and impact of related responses. For example, governments in Europe including France are experiencing several rounds of shutdowns. The impact of COVID-19 on the Company’s future results will largely depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States, Europe and other countries, business closures or business disruptions, the continued impact on financial markets and the global economy, and the effectiveness of the global response to contain and treat the disease.

2. Basis of presentation and significant accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB). The consolidated financial statements include the accounts of Dynacure S.A. and its wholly owned subsidiaries in the U.S. and the Netherlands, Dynacure, Inc. and Dynacure NL B.V., respectively. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements are presented in euros, which is the functional currency of Dynacure S.A. and Dynacure NL B.V. Dynacure Inc.’s functional currency is the U.S. dollar. Results of foreign operations are translated from their functional currency into euros using average exchange rates in effect during the year, while assets and liabilities are translated using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive loss. Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in the period in which the change occurs. Translation adjustments and transaction gains and losses were not material as of and for the years ended December 31, 2019 and 2020.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant areas that require management’s estimates include the fair value of ordinary shares, share-based compensation assumptions, and accrued clinical trial expense.

Unaudited pro forma balance sheet

Immediately prior to the closing of an initial public offering, the shareholder agreements associated with the Company’s outstanding Series A, Series B and Series C ordinary shares will terminate, including all redemption rights included in the respective shareholder agreements. As a result, temporary equity classification will not be applicable for the Series A, Series B and Series C ordinary shares. The accompanying unaudited pro forma consolidated balance sheet as of December 31, 2020 assumes the reclassification of all outstanding Series A, Series B and Series C ordinary shares into 4,551,343 ordinary shares.

Dynacure S.A.

Notes to Consolidated Financial Statements

Segment information

Operating segments are defined as components of an enterprise which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment.

Fair value of financial instruments

Management believes that the carrying amounts of the Company’s financial instruments, including accounts payable, accrued expenses and other liabilities, approximate fair value due to the short-term nature of those instruments. The carrying value of the Company’s loans payable with Bpifrance approximate fair value based on current interest rates associated with the related French innovation program. Due to the related-party relationship of the convertible promissory note, it is impractical to determine the fair value.

Tax incentive receivable

The research tax credit (Crédit d’Impôt Recherche or CIR) (Research Tax Credit) is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies that have expenditures that meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Union or in another State that is a party to the Agreement on the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or can be reimbursed in cash.

The expenses taken into account for the calculation of the Research Tax Credit involve only research expenses. The Company’s estimate of the amount of cash refund it expects to receive related to the Research Tax Credit is included in tax incentive receivables in the accompanying consolidated balance sheets and such amounts are recorded as reduction of research and development expense in the consolidated statements of operations. During the years ended December 31, 2019 and 2020, the Company recorded reductions to research and development expenses of €2.1 million and €1.4 million, respectively. The receivable in the consolidated balance sheet as of December 31, 2020 includes the Research Tax Credit for 2019 and 2020. The receivable in the consolidated balance sheet as of December 31, 2019 includes the Research Tax Credit for 2018 and 2019.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their economic lives or the remaining lease term. The costs of maintenance and repairs are expensed as incurred. Improvements and betterments that add new functionality or extend the useful life of the asset are capitalized.

Long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the estimated fair value of the asset. As of December 31, 2019 and 2020, the Company believes that no revision of the remaining useful lives or write-down of long-lived assets is required.

Dynacure S.A.

Notes to Consolidated Financial Statements

Deferred offering costs

The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated, at which time such costs are recorded against the gross proceeds from the applicable financing. If a financing is abandoned, deferred offering costs are expensed. As of December 31, 2020, there were €1.4 million of deferred offering costs recorded within other assets in the Company’s consolidated balance sheet.

Deferred grant income

Grants received by the Company are recognized in the consolidated statements of operations as a reduction to research and development expenses when it is probable that the Company will comply with the conditions attached to the grant and the grant will be received. During the years ended December 31, 2019 and 2020, the Company received €0.3 million and €56,000 in grant proceeds, respectively. As of December 31, 2020, the Company has a deferred grant income liability balance of €0.1 million, which has been included in other current liabilities on the consolidated balance sheet. During the years ended December 31, 2019 and 2020, the Company recognized reductions to research and development expenses of €0.2 million and €0.1 million, respectively.

Research and development expenses

Research and development costs are expensed as incurred and consist primarily of costs paid to third parties for the provision of services for product candidate development, development milestone payments associated with the Company’s licensing agreements, clinical and preclinical development and related supply and manufacturing costs, and regulatory compliance costs. The Company accrues preclinical studies and clinical trial activities performed by third parties based upon estimates of the proportion of work completed over the term of the individual trial and patient enrollment rates in accordance with agreements with clinical research organizations and clinical trial sites. The Company determines the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including the Company’s clinical development plan.

Milestone payments within the Company’s licensing and collaboration arrangements are recognized when achievement of the milestone is deemed probable to occur. To the extent products are commercialized and future economic benefit has been established, commercial milestones that become probable are capitalized and amortized over the estimated remaining useful life of the intellectual property. In addition, the Company accrues royalty expense and sublicense nonroyalty payments, as applicable, for the amount it is obligated to pay, with adjustments as sales are made.

Management estimates the Company’s accrued expenses as of each balance sheet date based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Share-based compensation

The Company measures employee and nonemployee director share-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards.

Dynacure S.A.

Notes to Consolidated Financial Statements

Estimating the fair value of share-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s ordinary shares, the expected term of the equity award and share price volatility. The Company accounts for forfeitures for (Bons de Souscription d’Actions), or BSAs, free shares, and stock option awards as they occur. The Company uses the Black-Scholes option pricing model to value its BSAs and stock option awards. The assumptions used in estimating the fair value of share-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different for future awards.

The expected term of the BSAs and stock options is estimated using the “simplified method,” as the Company has no historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its BSAs and stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the BSA or option. For share price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free rate is based on the yields of French government bonds commensurate with the expected term of the BSA or option.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on its income tax return if such a position is more likely than not to be sustained.

Net loss per ordinary share

Basic net loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during each period. With the exception of their respective liquidation preferences that are senior to common ordinary shares, the Series A, Series B and Series C ordinary shares have the same rights and preferences as common ordinary shares pertaining to profits and losses. As a result, the Series A, Series B and Series C ordinary shares are included in the basic net loss per ordinary share computation. Diluted net loss per ordinary share includes the effect, if any, from the potential exercise or vesting of securities, such as free shares, BSAs and stock options, which would result in the issuance of incremental ordinary shares. For diluted net loss per share, the weighted-average number of ordinary shares is the same for basic net loss per share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive. The following potentially dilutive securities have been excluded from the computation of diluted weighted-average ordinary shares outstanding, as they would be anti-dilutive:

	December 31,
	2019	2020
Free shares	59,644	220,648
BSAs	152,449	431,340
Stock options	22,420	79,154

	234,513	731,142

Dynacure S.A.

Notes to Consolidated Financial Statements

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. In July 2018, the FASB issued ASU 2018-11 to amend certain aspects of Topic 842. These amendments provide entities with an additional (and optional) transition method to adopt Topic 842. Under this transition method, an entity initially applies the transition requirements in Topic 842 at that Topic’s effective date with the effects of initially applying Topic 842 recognized as a cumulative effect adjustment to the opening balance of retained earnings (or other components of equity or net assets, as appropriate) in the period of adoption. In June 2020, the FASB changed the effective date of this standard applicable to the Company as an emerging growth company to January 1, 2022. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 requires that certain implementation costs incurred in a cloud computing arrangement be deferred and recognized over the term of the arrangement. The new standard is effective for fiscal years beginning after December 15, 2020. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations and cash flows and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for annual and interim periods beginning after December 15, 2021, and early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements.

3. Property and equipment

Property and equipment consist of (amounts in thousands):

	December 31,
	2019	2020
Laboratory equipment	€283	€371
Leasehold improvements	82	84
Furniture, fixtures and office equipment	123	235

	488	690
Less: Accumulated depreciation	(107)	(198)

Property and equipment, net	€381	€492

Depreciation expense was €52,000 and €92,000 for the years ended December 31, 2019 and 2020, respectively.

Dynacure S.A.

Notes to Consolidated Financial Statements

4. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of (amounts in thousands):

	December 31,
	2019	2020
Compensation and related benefits	€586	€750
Research and development	497	688
Financing costs	—	578
Professional fees	91	534
Other	15	137

	€1,189	€2,687

5. Debt

Convertible Promissory Note with Related Party

In October 2016, the Company entered into a research collaboration and license agreement with Ionis Pharmaceuticals, Inc., or Ionis, to discover, develop and commercialize an antisense drug for the treatment of neuromuscular diseases (see Note 10). Pursuant to the terms of the agreement, the Company may issue convertible promissory notes in lieu of payments due to Ionis Pharmaceuticals. The promissory notes bear interest at 5.0% compounded annually. All outstanding principal and interest are due, if not converted, at the earlier of (i) the sale of the Company, (ii) the termination of the research collaboration and license agreement with Ionis, and (iii) five years from original issuance of the promissory notes. The promissory notes may be repaid prior to maturity, at the Company’s option and without penalty. Any outstanding principal and accrued interest are due on demand in the event of default which is defined as the Company’s failure to make payment or upon dissolution of the Company. In the event the Company enters into a sublicense agreement, 25%-50% of the proceeds received from the sublicensing agreement would be used for partial repayment of any outstanding principal and accrued interest.

Ionis may, at its option, elect to convert outstanding principal and accrued interest at the conversion price which is equal to the subscription price paid in the Company’s most recent qualified financing event at the time the note was issued. Conversions by Ionis are subject to a beneficial ownership limitation of 18.5% of the Company on a fully diluted basis.

In February 2018, the Company issued a convertible promissory note to Ionis with a notional value of €3.5 million. The note is convertible into shares of the Company’s Series A ordinary shares at a conversion price of €16.11 per share. The Company recognized noncash interest expense of €0.2 million in each of the years ended December 31, 2019 and 2020.

Loans Payable

In 2018, the Company entered into a debt arrangement with Bpifrance to finance the development of the Company’s platform technology, borrowing an aggregate of €0.5 million. The borrowings bear interest at 4.07% annually. Beginning March 2022 and through December 31, 2026, the Company is obligated to make quarterly principal repayments of €25,000 plus interest, with quarterly interest-only payments required in the interim.

In December 2020, the Company entered into an additional debt arrangement with Bpifrance to provide funding for its research and development activities and for general corporate purposes, borrowing an aggregate of

Dynacure S.A.

Notes to Consolidated Financial Statements

€1.5 million. The borrowings bear interest at 3.57% annually. Beginning March 2024 and through December 31, 2028, the Company is obligated to make quarterly principal repayments of €75,000 plus interest, with quarterly interest-only payments required in the interim.

As of December 31, 2020, the Company has borrowed an aggregate of €2.0 million, of which €0.1 million was retained by Bpifrance as a deposit and recorded as other assets within the Company’s consolidated balance sheets. During each of the years ended December 31, 2019 and 2020, the Company recognized interest expense of €20,000.

In addition to the debt facilities above, Bpifrance has provided the Company with two interest free loans in connection with a government sponsored innovation aid program. As of December 31, 2020, the Company has received €350,000 in funding and will be eligible to receive an additional €150,000 of additional funding upon completion of research and development activities related to DYN101. Beginning in September 2021, the Company is required to make quarterly principal payments that escalate from €25,000 to €63,000 per quarter. The loans will mature in June 2024.

Future principal payments in connection with the convertible promissory note and the loans payable as of December 31, 2020 are as follows (in thousands):

2021	€35
2022	188
2023	4,308
2024	487
2025	400
Thereafter	1,000

€6,418

6. Commitments

Operating Leases

In April 2019, the Company entered into a nine-year noncancelable lease for office and laboratory space in Illkirch-Graffenstaden, France that expires in April 2028. In February 2020, the Company expanded the square footage being leased. The expanded lease space expires in January 2029. The facility lease agreements have annual scheduled payment increases based on the annual rate of inflation index subject to a minimum increase amount. The Company recognizes rent expense on a straight-line basis over the expected lease term. The Company recognized rent expense of €31,000 and €85,000 during the years ended December 31, 2019 and 2020, respectively. The future minimum lease payments under the facility operating lease agreements as of December 31, 2020 are as follows (in thousands):

2021	€84
2022	87
2023	91
2024	91
2025	91
Thereafter	245

€689

Dynacure S.A.

Notes to Consolidated Financial Statements

Retirement Benefits

In Europe, retirement benefits are generally financed by employer and employee contributions which represent a defined contribution plan with the employer contributions recognized as expense as incurred. The Company made contributions to the plan of €70,000 and €87,000 during the years ended December 31, 2019 and 2020, respectively.

Employment Agreements

The Company has entered into employment contracts with its officers and certain employees that provide for severance and continuation of benefits in the event of termination of employment either by the Company without cause or by the employee for good reason, both as defined in the respective agreements. In addition, in the event of termination of employment following a change in control, as defined, either by the Company without cause or by the employee for good reason, any unvested portion of the employee’s share-based awards become immediately vested.

7. Shareholders’ equity (deficit)

Ordinary Shares

Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Subject to preferences that may apply to any outstanding Series A, Series B and Series C ordinary shares, holders of ordinary shares are entitled to receive ratably any dividends that the Company’s board of directors may declare out of funds legally available for that purpose on a non-cumulative basis. No dividends had been declared through December 31, 2020.

Series A, Series B and Series C Ordinary Shares

In October 2017, the Company sold 124,184 shares of its Series A ordinary shares at €16.11 per share in exchange for net proceeds of €1.9 million. In February 2018, due to the achievement of certain milestone events prior to December 31, 2017 and upon majority vote by the Company’s board of directors, the Company sold an additional 322,876 shares of Series A ordinary shares to the initial investors at the original purchase price of €16.11 per share, receiving net proceeds of €5.2 million. In addition, the Company issued 74,050 Series A ordinary shares in 2018 in connection with the settlement of milestone payments for its research collaboration and license agreement with Ionis Pharmaceuticals.

In June 2018, the Company sold 539,665 shares of its Series B ordinary shares at €18.53 per share resulting in net proceeds of €9.9 million. In June 2019, due to the achievement of certain milestone events prior to September 30, 2019 and December 31, 2020, and upon majority vote by the Company’s board of directors, the Company sold an additional 539,665 shares of Series B ordinary shares to the initial investors at the original purchase price of €18.53 per share, receiving net proceeds of €10.0 million. In March 2020, the Company initiated its Phase 1/2 clinical trial for DYN101 CNM and triggered a €4.5 million ($5.0 million at an exchange rate of 1.12) milestone payment to Ionis pursuant to the licensing agreement and was settled through the issuance of 241,203 shares of Series B ordinary shares. The fair value of ordinary shares issued to Ionis of €4.5 million were expensed as in-process research and development.

During the year ended December 31, 2020, the Company sold 2,709,700 shares of its Series C ordinary shares at €21.22 per share, resulting in aggregate net proceeds of €56.9 million. The Series C ordinary shares are senior to all other outstanding securities of the Company and contain similar liquidation preferences as those held by Series A and B ordinary shares.

Dynacure S.A.

Notes to Consolidated Financial Statements

The Company determined that the Series A, Series B and Series C future tranche rights did not meet the definition of a freestanding financial instrument as they were not legally detachable. The future tranche rights were also evaluated as embedded derivatives and the Company determined they did not meet the definition of a derivative instrument for which bifurcation would be required.

As of December 31, 2020, the liquidation preference for Series A, Series B, and Series C ordinary shares was €16.11, €18.53 and €21.22 per share, respectively. The shareholders agreement associated with the Company’s Series A, Series B and Series C ordinary shares have certain redemption rights that are outside of the Company’s control upon the occurrence of future events. Accordingly, these shares are presented as temporary equity outside of the shareholders’ deficit.

8. Share-based compensation

The Company has several equity incentive plans in the form of free shares (Actions gratuities), or AGA, share warrants (Bons de Souscription d’Actions), or BSAs, and stock options. As of December 31, 2020, there were 129,099 shares available for future issuance under the plans.

Free shares may be granted to employees, officers and directors of the Company and generally vest over four years. However, no free share may be granted to a beneficiary holding more than 10% of the Company’s share capital. In addition, under French law, the maximum number of shares that may be granted shall not exceed 10% of the share capital as of the grant date.

BSAs have historically only been granted to non-employee directors and certain non-employee contractors. Similar to options, BSAs entitle a holder to exercise the warrant for the underlying vested shares at an exercise price.

Stock options are granted to employees located in the U.S. and the Netherlands. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair value of the ordinary shares on the date of grant and the term of stock options may not be greater than ten years. The Company generally grants awards with service conditions only (“service-based” awards).

Share-based compensation expense was as follows for the years ended December 31, 2019 and 2020 (amounts in thousands):

	Year ended December 31,
	2019	2020
Research and development	€152	€477
General and administrative	329	971

	€481	€1,448

Dynacure S.A.

Notes to Consolidated Financial Statements

BSAs

The following table summarizes the activity related to BSA grants for the years ended December 31, 2019 and 2020:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Outstanding at January 1, 2019	113,993	€12.14
Granted	38,456	12.20

Outstanding at December 31, 2019	152,449	12.16
Granted	293,423	13.90
Forfeited	(14,532)	21.66

Outstanding at December 31, 2020	431,340	€13.03	8.8

Vested and exercisable at December 31, 2020	135,763	€11.80	7.5

Vested and expected to vest at December 31, 2020	431,340	€13.03	8.8

The Company received proceeds from BSA grants of €0.7 million during the year ended December 31, 2020, of which €0.1 million was received in January 2021. As of December 31, 2020, the unrecognized compensation cost was €3.9 million and will be recognized over an estimated weighted-average amortization period of 3.5 years. The aggregate intrinsic value of BSAs outstanding and BSAs exercisable as of December 31, 2020 was €3.7 million and €1.3 million, respectively. BSAs granted during the years ended December 31, 2019 and 2020 had a weighted-average grant-date fair value of €5.52 and €14.74 per share, respectively.

The fair value of BSAs is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the estimated fair value of the underlying ordinary share at the grant date, expected term, expected share price volatility, risk-free interest rate and dividend yield. The fair value of BSAs granted during the year ended December 31, 2019 and 2020 was determined using the methods and assumptions discussed below.

•

The expected term of the BSA is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the BSA due to the Company’s lack of sufficient historical data.

•

The expected share price volatility is based on historical volatilities of comparable public entities within the Company’s industry which is commensurate with the expected term assumption as described in SAB No. 107.

•	The risk-free interest rate is based on the interest rate payable on French government bonds in effect at the time of grant for a period that is commensurate with the expected term.

•	The expected dividend yield is 0% as the Company has not historically paid, and does not expect, for the foreseeable future, to pay a dividend on its ordinary share.

•

As the Company’s ordinary shares have not been publicly traded, its board of directors has periodically estimated the fair value of the Company’s ordinary shares considering, among other things, contemporaneous valuations of its ordinary shares prepared by an independent third-party valuation firm.

Dynacure S.A.

Notes to Consolidated Financial Statements

The grant date fair value of each BSA was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2019	2020
Expected term (in years)	6.1	6.1
Expected stock price volatility	55.2%	87.3%
Risk-free interest rate	(0.28)%	(0.45)%
Expected dividend yield	0%	0%
Fair value of ordinary shares	€11.40	€19.28

Stock Options

The following table summarizes the activity related to stock option grants for the years ended December 31, 2019 and 2020:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Outstanding at January 1, 2019	—	€—
Granted	22,420	12.20

Outstanding at December 31, 2019	22,420	12.20
Granted	56,734	16.49

Outstanding at December 31, 2020	79,154	€15.27	9.5

Vested and exercisable at December 31, 2020	12,293	€12.31	9.2

Vested and expected to vest at December 31, 2020	79,154	€15.27	9.5

As of December 31, 2020, the unrecognized compensation cost was €0.9 million and will be recognized over an estimated weighted-average amortization period of 3.6 years. The aggregate intrinsic value of stock options outstanding and stock options exercisable as of December 31, 2020 was €0.5 million and €0.1 million, respectively. Stock options granted during the years ended December 31, 2019 and 2020 had a weighted-average grant-date fair value of €5.60 and €15.01 per share, respectively.

The grant date fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2019	2020
Expected term (in years)	6.1	6.1
Expected stock price volatility	55.7%	87.5%
Risk-free interest rate	(0.03)%	(0.49)%
Expected dividend yield	0%	0%
Fair value of ordinary shares	€11.40	€20.07

Dynacure S.A.

Notes to Consolidated Financial Statements

Free Shares

The following table summarizes the activity related to free share grants for the years ended December 31, 2019 and 2020:

	Shares	Weighted average fair value per share
Outstanding at January 1, 2019	54,368	€11.66
Granted	25,528	11.40
Vested	(20,252)	11.69

Outstanding at December 31, 2019	59,644	11.54
Granted	187,221	19.18
Vested	(26,217)	11.60

Outstanding at December 31, 2020	220,648	€18.02

As of December 31, 2020, the unrecognized compensation cost was €3.6 million and will be recognized over an estimated weighted-average amortization period of 3.4 years.

9. Income taxes

Income tax expense for the years ended December 31, 2019 and 2020 consist of the following (in thousands):

	Year ended December 31,
	2019	2020
Domestic	€—	€—
Foreign	2	24

	€2	€24

A reconciliation of income tax expense at the statutory tax rate and income taxes as reflected in the financial statements is as follows:

	Year ended December 31,
	2019	2020
Statutory rate - France	28.0%	28.0%
Tax incentive income not subject to income tax	5.0	2.2
Valuation allowance	(33.1)	(25.5)
Change in tax rates	—	(4.0)
Other	0.1	(0.7)

	—%	—%

The statutory corporate tax rate for France was reduced to 26.5% for all companies with revenue below €250.0 million effective for financial years beginning on or after January 1, 2021.

Dynacure S.A.

Notes to Consolidated Financial Statements

The tax effects of the temporary differences that gave rise to deferred taxes were as follows (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Net operating loss carryforwards	€7,011	€10,384
Intangible assets	1,344	2,353
Share-based compensation	235	605
Accrued expenses and other	—	18

Gross deferred tax asset	8,590	13,360
Less: valuation allowance	(8,589)	(13,359)

Net deferred tax asset	1	1
Deferred tax liability
Foreign currency exchange differences	(1)	(1)

	€—	€—

As of December 31, 2020, the Company had €39.2 million of net operating losses with no expiration. Realization of the deferred tax asset is contingent on future taxable income and based upon the level of historical losses, management has concluded that the deferred tax asset does not meet the more-likely-than-not threshold for realizability. Accordingly, a full valuation allowance continues to be recorded against the Company’s deferred tax assets as of December 31, 2019 and 2020. The valuation allowance increased €3.7 million and €4.8 million during the years ended December 31, 2019 and 2020, respectively.

At December 31, 2019 and 2020, the Company had no uncertain tax positions and does not expect any material increase or decrease in income tax expense related to examinations or changes in uncertain tax positions.

The Company files income tax returns in France. In addition, the Company’s foreign subsidiaries file income tax returns in the Netherlands, the United States and state jurisdictions in which they are located. Tax years 2017 and forward remain open for examination for France tax purposes and years 2019 and forward remain open for examination for United States tax purposes. The Company’s policy is to recognize interest and penalties related to tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no expense has been recognized in the Company’s statement of operations.

In the United States, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed on March 27, 2020. This legislative relief, as well as other government relief programs, include measures that could impact direct and indirect tax provisions. Management has analyzed the relief in jurisdictions in which the Company operates, and the applicable impacts, which are not material to the Company’s income tax expense for the years ended December 31, 2019 and 2020.

10. Licensing and collaboration arrangements

Ionis Pharmaceuticals Research Collaboration and License Agreement

In October 2016, the Company entered into a research collaboration and license agreement with Ionis to discover, develop and commercialize an antisense oligonucleotide (ASO) drug for the treatment of CNM and other neuromuscular diseases by knocking down the Dynamin 2 (DNM2) gene. Ionis granted the Company an option to obtain an exclusive license to develop and commercialize DNM2 ASO product candidates that were

Dynacure S.A.

Notes to Consolidated Financial Statements

identified during the initial research and discovery phase of the agreement. Ionis was responsible for performing all drug discovery activities to identify a DNM2 ASO product candidate and the Company was obligated to fund certain research and development costs. The agreement also established a joint steering committee, or JSC, which monitors progress of the research and development efforts of the parties. The Company issued 55,882 of its ordinary shares to Ionis for the option to license the technology. In addition, the Company was obligated to issue additional ordinary shares to Ionis upon completion of a qualified investment by certain investors.

In November 2017, the research collaboration was completed and Ionis identified several DNM2 ASOs, including DYN101. The Company exercised its option and licensed from Ionis, IONIS-DNM2-2.5, and assumed all responsibility for development and commercialization for IONIS-DMN2-2.5. The Company retains an exclusive worldwide sublicensable royalty bearing license. The license fee of €4.2 million ($5.0 million using an exchange rate of 1.18) was settled through the issuance of 44,200 shares of the Company’s Series A ordinary shares with an estimated fair value of €16.11 per share, or €0.7 million, and the issuance of a €3.5 million convertible promissory note (see Note 5). In addition, the completion of a qualified investment in 2017 obligated the Company to issue 29,850 Series A ordinary shares which were issued to Ionis in May 2018. The €4.2 million license fee and €0.5 million estimated fair value of the shares issued to Ionis upon the completion of the qualified investment were expensed in 2017 as in-process research and development as the technology acquired has no alternative future use as it requires substantial future development and is subject to regulatory approval.

During the year ended December 31, 2020, the Company initiated is Phase 1/2 clinical trial and triggered a €4.5 million ($5.0 million at an exchange rate of 1.12) milestone payment to Ionis. The Company settled the milestone payment through the issuance of 241,203 shares of its Series B ordinary shares at the contractual price of €18.53 per share. The estimated fair value of the shares issued to Ionis was €4.5 million at the time of issuance, which was recorded as research and development expense in the accompanying statement of operations. No expense was incurred for the year ended December 31, 2019 under the research collaboration and license agreement.

The Company is obligated to pay Ionis up to €114.9 million ($140.5 million using an exchange rate of 1.22 on December 31, 2020) upon the achievement of development and regulatory milestones. Development milestones are primarily based on the initiation of clinical trial phases and regulatory milestones are primarily based on the achievement of initial application filings and subsequent approvals from regulatory agencies. In addition, the Company is obligated to pay Ionis up to €49.1 million ($60.0 million using an exchange rate of 1.22 on December 31, 2020) in commercial milestones based on certain annual net product sales thresholds, subject to potential increase if the Company undergoes a change in control transaction before a specified event for a specific indication. The Company, or its affiliates, is also obligated to pay Ionis tiered royalties on net sales of the Ionis Licensed Products at rates ranging from a low double digit to mid-teen percentage, on a country-by-country and product-by-product basis and is subject to adjustments in the event the Company sublicenses the approved technology. In addition, the Company is obligated to reimburse Ionis for annual patent related costs incurred related to the license.

Subject to beneficial ownership limitations, the Company will settle development and regulatory milestone payments to Ionis through the issuance of the Company’s securities. Settlement in shares expires upon the earlier of several triggering events including the cumulative issuance of €40.9 million in convertible promissory notes to Ionis ($50.0 million using an exchange rate of 1.22 on December 31, 2020) and the completion of an initial public offering for the Company’s ordinary shares.

Conectus Exclusive Agreement

In October 2016 and subsequently amended in December 2017, the Company entered into an exclusive worldwide sublicense agreement with Satt Conectus Alsace, or Conectus, to further discover, develop and

Dynacure S.A.

Notes to Consolidated Financial Statements

commercialize an antisense drug for the treatment of neuromuscular diseases. Conectus is eligible to receive up to €1.5 million and €5.7 million in developmental and regulatory milestone payments, respectively. In addition, Conectus is eligible to receive commercial milestones at low single digit royalty rates for net product sales and is subject to adjustment in the event the Company sublicenses the approved technology.

Subject to beneficial ownership limitations, the Company may elect to settle development and regulatory milestone payments through the issuance of Company securities. The option to receive equity in lieu of cash expires upon the earlier of several triggering events including a change in control event and the completion of an initial public offering for the Company’s ordinary shares.

The Company incurred no expense during the years ended December 31, 2019 and 2020 in connection to the sublicense agreement.

Research Collaboration and License Agreement with the Paris Brain and Spine Institute

In June 2018 and subsequently amended in June 2019, the Company entered into a research collaboration and license agreement with the Institut Du Cerveau et de la Moelle Epiniere, or the Paris Brain and Spine Institute, to discover, develop and commercialize a new treatment approach for hereditary spastic paraplegia type 11. The Paris Brain and Spine Institute was eligible to receive up to €0.7 million in payments from the Company for research and development services provided during the research and collaboration period. In addition, the Paris Brain and Spine Institute granted the Company an option to obtain an exclusive license to develop and commercialize the Company’s DYN201 program.

In October 2020, the Company exercised its option under its research collaboration and license agreement with the Paris Brain and Spine Institute and entered into an exclusive worldwide sublicense agreement to further develop and commercialize its second program, DYN201, for the treatment of hereditary spastic paraplegia, or HSP. The Company is responsible for performing all development and commercialization activities. The Company paid an upfront fee of €47,000 upon entering into the licensing arrangement. The Paris Brain and Spine Institute is eligible to receive up to €1.8 million and €6.3 million in developmental and regulatory milestone payments, respectively. In addition, Paris Brain and Spine Institute is eligible to receive commercial milestones at low single digit royalty rates for net product sales.

The Company incurred €0.3 million during each of the years ended December 31, 2019 and 2020, which were recorded as research and development expense in the accompanying statements of operations.

11. Related party transactions

Ionis Pharmaceuticals

Pursuant to the research collaboration and license agreement between the Company and Ionis (see Note 10), the Company issued 241,203 shares of its Series B ordinary shares to Ionis to settle the milestone payment due in connection with the initiation of the Company’s Phase 1/2 study in March 2020.

The Company recognized noncash interest expense of €0.2 million during each of the years ended December 31, 2019 and 2020 in connection with the convertible promissory note issued to Ionis (see Note 5).

12. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through March 12, 2021, the date at which the consolidated financial statements were available to be issued, and determined that there are no other items that require disclosure.

                          American Depositary Shares

Representing                  Ordinary Shares

PRELIMINARY PROSPECTUS

J.P. Morgan	BofA Securities	Wells Fargo Securities

Needham & Company

            , 2021

Until                , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in the offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of directors and officers

Under French law, provisions of bylaws that limit the liability of directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance. We intend to maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act. We also plan to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. These arrangements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay any costs of settlement and damage awards against directors and officers pursuant to these arrangements.

Item 7. Recent sales of unregistered securities

Issuance of Capital Stock

The following sets forth information regarding all unregistered securities sold since January 1, 2018.

•

In February 2018, we issued 44,200 ordinary shares to Ionis Pharmaceuticals, Inc., or Ionis, in connection with our research and collaboration agreement with Ionis, or the Ionis License Agreement, pursuant to Section 4(a)(2) of the Securities Act.

•

In February 2018, we issued and sold an aggregate of 322,876 ordinary shares to accredited investors at a subscription price of €16.11 per share, each pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act.

•	In June 2018, we issued 29,850 ordinary shares to Ionis in connection with the Ionis License Agreement, pursuant to Section 4(a)(2) of the Securities Act.

•

In July 2018, we issued and sold an aggregate of 539,665 ordinary shares to accredited investors at a subscription price of €18.53 per share, each pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act.

•

In June 2019, we issued and sold an aggregate of 539,665 ordinary shares to accredited investors at a subscription price of €18.53 per share, each pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act.

•	In March 2020, we issued 241,203 ordinary shares to Ionis in connection with the Ionis License Agreement, pursuant to Section 4(a)(2) of the Securities Act.

•

In March 2020, we issued and sold an aggregate of 1,413,753 ordinary shares to accredited investors at a subscription price of €21.22 per share, each pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act.

•

In September 2020, we issued and sold an aggregate of 212,064 ordinary shares to accredited investors at a subscription price of €21.22 per share, each pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act

•

In November 2020, we issued and sold an aggregate of 1,083,883 ordinary shares to accredited investors at a subscription price of €21.22 per share, each pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S under the Securities Act.

II-1

•

From January 1, 2018 to the date of this registration statement, we issued an aggregate of 79,154 employee share options (SO) at exercise prices ranging from €8.88 to €21.66 per ordinary share, pursuant to Rule 701 under the Securities Act. Of these options (SO), none have been exercised or cancelled or have expired.

•

From January 1, 2018 to the date of this registration statement, we issued an aggregate of 382,533 share warrants (BSA) at exercise prices ranging from €8.88 to €21.66 per ordinary share, pursuant to Rule 701 under the Securities Act. Of these share warrants (BSA), none have been exercised or have expired, and 14,532 have been cancelled.

•

From January 1, 2018 to the date of this registration statement, we issued an aggregate of 249,060 free shares (AGA) that had no exercise price, pursuant to Rule 701 under the Securities Act. During this period, we issued an aggregate of 62,241 ordinary shares upon the vesting of 62,241 free shares (AGA), and none have been cancelled or have expired.

Item 8. Exhibits and financial statements

(a) Exhibits. The exhibits to this registration statement are listed in the Exhibit Index to this registration statement and incorporated herein by reference.

(b) Financial Statement Schedules. Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined financial statements or the notes thereto.

Item 9. Undertakings

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1**	Bylaws of the Registrant (English translation)

3.2*	Form of Bylaws of the Registrant to be in effect upon closing of this offering (English translation)

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

4.3**	Convertible Promissory Note, between the Registrant and Ionis Pharmaceuticals, Inc.

5.1*	Opinion of McDermott Will & Emery AARPI

10.1†**	Research Collaboration and License Agreement, dated October 19, 2016, between Ionis Pharmaceuticals, Inc. and the Registrant, as amended

10.2†**	Exclusive Patent Sublicense Agreement, dated October 19, 2016, between Satt Conectus Alsace SAS and the Registrant

10.3*#	Form of Stock Options (SO) Grant Letter and Plan (New Employees) of the Registrant

10.4*#	Form of Stock Options (SO) Grant Letter and Plan (Existing Employees) of the Registrant

10.5*#	Form of Free Shares (AGA) Grant Letter and Plan of the Registrant

10.6*#	Form of Share Warrants (BSA) Subscription Form and Plan (New Employees) of the Registrant

10.7*#	Form of Share Warrants (BSA) Subscription Form and Plan (Existing Employees) of the Registrant

10.8*#	2021 Employee Share Purchase Plan

10.9*#	Non-Employee Director Compensation Program

10.10*	Form of Registration Rights Agreement

10.11**	Loan Agreement, dated October 4, 2018, by and between the Registrant and Bpifrance Financement (English translation)

10.12**	Recoverable advance aid contract (43899), dated February 27, 2017, by and between the Registrant and Bpifrance Financement (English translation)

10.13**	Recoverable advance aid contract (43900), dated February 27, 2017, by and between the Registrant and Bpifrance Financement, as amended (English translation)

10.14**	Loan Agreement, dated December 24, 2020, by and between the Registrant and Bpifrance Financement (English translation)

21.1*	List of Subsidiaries

23.1*	Consent of KPMG LLC

23.2*	Consent of McDermott Will & Emery AARPI (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page to the registration statement)

*	To be filed by amendment.

**	Previously filed.

†

Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined they are not material and would likely cause competitive harm to the registrant if publicly disclosed.

#	Indicates senior management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Illkirch-Graffenstaden, France                , 2021.

DYNACURE S.A.

By:
Name: Stéphane van Rooijen, M.D.
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stéphane van Rooijen, M.D. and David Garrett and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                , 2021 in the capacities indicated:

Name	Title
Stéphane van Rooijen, M.D.	Chief Executive Officer and Member of the Board (Principal Executive Officer)

David Garrett	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Georges Gemayel, Ph.D.	Chairman of the Board

Benoit Barteau, Ph.D.	Member of the Board

Frédéric Chereau	Member of the Board

Rémi Droller	Member of the Board

Jean M. Franchi	Member of the Board

Christopher Mirabelli, Ph.D.	Member of the Board

Brett P. Monia, Ph.D.	Member of the Board

Henry Skinner, Ph.D.	Member of the Board

Raphael Wisniewski	Member of the Board

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Dynacure S.A. has signed this registration statement on                , 2021.

By:
Name:
Title: